Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SKYWORKS SOLUTIONS, INC.,

COMET ACQUISITION CORP.,

COMET ACQUISITION II, LLC

and

QORVO, INC.

October 27, 2025

TABLE OF CONTENTS

Annex A	Definitions
Annex B	Forms of Registration Statement Tax Representation Letters

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of October 27, 2025 (the “Agreement Date”), by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), Qorvo, Inc., a Delaware corporation (“Qorvo”), Comet Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Skyworks (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”).

WHEREAS, in anticipation of the Mergers, Skyworks has formed Merger Sub I and Merger Sub II as direct wholly owned subsidiaries of Skyworks.

WHEREAS, each of Skyworks, Qorvo, Merger Sub I and Merger Sub II desires, following the satisfaction or waiver of the conditions set forth in Article VIII, to effect: (1) the merger of Merger Sub I with and into Qorvo (the “First Merger”), with Qorvo as the surviving corporation in the First Merger (the “Surviving Corporation”) and the Surviving Corporation becoming a wholly owned subsidiary of Skyworks; and (2) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the merger of the Surviving Corporation with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity in the Second Merger (the “Surviving Company”) and a wholly-owned subsidiary of Skyworks, in each case, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (“DLLCA”).

WHEREAS, the Board of Directors of Skyworks (the “Skyworks Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement (collectively, the “Transactions”) are advisable, fair to and in the best interests of, Skyworks and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that Skyworks’ stockholders approve the issuance of Skyworks Common Stock pursuant to this Agreement (collectively, the “Skyworks Board Recommendation” and together with the Qorvo Board Recommendation, the “Board Recommendations” and “Board Recommendation” shall mean any of them); and (iv) directed that the issuance of Skyworks Common Stock pursuant to this Agreement be submitted to Skyworks’ stockholders for approval at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “Skyworks Stockholder Meeting”).

WHEREAS, the Board of Directors of Qorvo (the “Qorvo Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Qorvo and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and thereby, including the Mergers, on the terms and subject to the conditions set forth herein; (iii) subject to the terms hereof, resolved to recommend that Qorvo’s stockholders adopt and approve this Agreement and approve the Mergers (collectively, the

“Qorvo Board Recommendation”); and (iv) directed that this Agreement be submitted to Qorvo’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (including any adjournment or postponement thereof, the “Qorvo Stockholder Meeting”).

WHEREAS, the Board of Directors of Merger Sub I has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to, and in the best interests of, Merger Sub I and its sole stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers.

WHEREAS, the Board of Managers of Merger Sub II has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to, and in the best interests of, Merger Sub II and its sole member and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers.

WHEREAS, Skyworks, Qorvo and Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

WHEREAS, for United States federal income tax purposes, it is intended that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”), and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

WHEREAS, as a condition to Skyworks and Merger Subs’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, affiliates of Starboard Value are entering into a voting and support agreement (the “Voting and Support Agreement”) pursuant to which such stockholders are agreeing, among other things, on the terms and subject to the conditions of such Voting and Support Agreement, to vote such stockholders’ shares of Qorvo Common Stock in favor of the approval of the Transactions and to take certain other actions in furtherance thereof.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Article I

THE MERGERS

Section 1.1   The Mergers.

(a)   First Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the

“DGCL”), at the Effective Time (as defined below), Merger Sub I shall be merged with and into Qorvo.  Following the Effective Time, the separate corporate existence of Merger Sub I shall cease, and Qorvo shall continue as the surviving corporation in the First Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub I in accordance with the DGCL.

(b)   Second Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, immediately following the Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II. Following the Second Effective Time (as defined below), the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub II shall continue as the Surviving Company of the Second Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Surviving Corporation in accordance with the DGCL and the DLLCA.

Section 1.2   Closing.  The closing of the Mergers (the “Closing”) shall take place at 7:00 a.m., Pacific Time, no later than the fifth (5th) Business Day (the “Specified Date”) after satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) located at 525 University Avenue, Suite 1400, Palo Alto, CA 94301, unless another time, date or place is agreed to in writing by the parties hereto (the date on which the Closing occurs, the “Closing Date”).

Section 1.3   Effective Times.

(a)   Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the First Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “First Certificate of Merger”) with respect to the First Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL (such time as the First Merger becomes effective, the “Effective Time”).

(b)   Second Effective Time.  Subject to the provisions of this Agreement, immediately following the Effective Time, the parties shall cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the “Second Certificate of Merger”) with respect to the Second Merger, duly executed and completed in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA (such time as the Second Merger becomes effective, the “Second Effective Time”).

Section 1.4   Effects of the Mergers.  The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

Article II

CERTAIN GOVERNANCE MATTERS

Section 2.1   Governance of Skyworks.

(a)   Board of Directors.  The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Board of Directors of Skyworks immediately prior to the Effective Time) so that, as of immediately following the Effective Time, the number of directors that comprise the full Board of Directors of Skyworks shall be eleven (11) directors, and such Board of Directors shall immediately following the Effective Time consist of: (i) the Chief Executive Officer of Skyworks as of immediately prior to the Effective Time (who shall be the Chief Executive Officer of Skyworks as of immediately after the Effective Time); (ii) seven (7) directors designated by the Board of Directors of Skyworks (the individuals designated under clause (ii), collectively, the “Skyworks Designees”); and (iii) three (3) directors designated by the Board of Directors of Qorvo, each of which must be reasonably acceptable to Skyworks (the individuals designated under this clause (iii), collectively, the “Qorvo Designees”) (it being understood and agreed that the Board of Directors of Qorvo has determined to include the person who is the Chief Executive Officer of Qorvo as of the date hereof as one of the Qorvo Designees, and the Board of Directors of Skyworks has determined that such person is acceptable to Skyworks). As of immediately following the Effective Time, each such person designated as a director of Skyworks pursuant hereto shall hold office until the next Annual Meeting of Stockholders of Skyworks and until his or her successor is elected and qualified or until his or her earlier resignation or removal, in accordance with the governance documents of Skyworks and applicable Law.

(b)   Replacement of Designees.  In the event that prior to the Effective Time: (i) any Skyworks Designee is unable or unwilling to serve on the Board of Directors, Skyworks shall select a replacement for such individual to serve in such person’s place; and (ii) any Qorvo Designee is unable or unwilling to serve on the Board of Directors, Qorvo shall select a replacement for such individual to serve in such person’s place (which replacement must be reasonably acceptable to Skyworks). The parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the Board of Directors of Skyworks as of immediately following the Effective Time in accordance with Section 2.1(a). Any such replacement designee shall also be deemed to be a Skyworks Designee or a Qorvo Designee, as applicable.

(c)   Chairman.  Promptly following the Closing, the Board of Directors of Skyworks shall designate a Chairman of the Board of Directors of Skyworks, which person shall serve until his or her successor is elected and qualified or until his or her earlier resignation or removal in accordance with the governance documents of Skyworks.

(d)   Chief Executive Officer.  The Chief Executive Officer of Skyworks as of immediately prior to the Effective Time shall be the Chief Executive Officer of Skyworks as of immediately after the Effective Time, which person shall serve until his successor is elected and qualified or until his earlier resignation or removal in accordance with the governance documents of Skyworks.

Section 2.2   Governance of Merger Subs.

(a)   Governing Documents.

(i)   At the Effective Time, subject to Section 7.10, the Certificate of Incorporation of Qorvo and the Bylaws of Qorvo shall be amended and restated to read in their entirety as the Certificate of Incorporation of Merger Sub I and the Bylaws of Merger Sub I, respectively, in each case until thereafter amended in accordance with this Agreement and applicable Law.

(ii)   At the Second Effective Time, subject to Section 7.10, the certificate of formation and the limited liability company agreement of Merger Sub II, each as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and the limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable Law.

(b)   Directors, Managers and Officers.

(i)   The directors of Merger Sub I immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The managers of Merger Sub II serving in such position immediately prior to the Second Effective Time shall become, as of the Second Effective Time, the managers of the Surviving Company after the consummation of the Second Merger, to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(ii)   The officers of Merger Sub I immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Merger Sub II serving in such positions immediately prior to the Second Effective Time shall become, as of the Second Effective Time, the officers of the Surviving Company after the consummation of the Second Merger, to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Article III

EFFECT OF THE MERGERS ON THE CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

Section 3.1   Effect on Capital Stock.

(a)   Effect of the First Merger.  As of the Effective Time, by virtue of the First Merger and without any action on the part of Skyworks, Qorvo, Merger Subs or any stockholder of Qorvo:

(i)   Any shares of Qorvo Common Stock held, directly or indirectly, by any wholly owned Subsidiary of Qorvo immediately prior to the Effective Time shall be unaffected by the First Merger and shall remain outstanding as an equal number of shares of common stock of the Surviving Corporation;

(ii)   Any shares of Qorvo Common Stock held by Qorvo (or held in Qorvo’s treasury) or held, directly or indirectly, by Skyworks, Merger Sub I, Merger Sub II or any other wholly owned Subsidiary of Skyworks immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)   Except as provided in Sections 3.1(a)(i) and 3.1(a)(ii), and subject to Sections 3.3 and 3.4, each share of Qorvo Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive (A) 0.960 (the “Exchange Ratio”) shares of Skyworks Common Stock, together with cash in lieu of fractional shares of Skyworks Common Stock as specified below, without interest, and (B) $32.50 in cash, without interest (the “Per Share Cash Amount”) ((A) and (B), collectively, the “Merger Consideration”); and

(iv)   Each share of Merger Sub I Common Stock outstanding immediately prior to the Effective Time will be converted into one share of Surviving Corporation Common Stock.

(b)   Effect of the Second Merger.  At the Second Effective Time, by virtue of the Second Merger and without any further action on the part of any party: (1) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company; and (2) all shares of common stock of the Surviving Corporation shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(c)   Closing of Qorvo’s Transfer Books.  At the Effective Time: (i) except for shares of Qorvo Common Stock that continue to be held by a Subsidiary of the Surviving Corporation following the Effective Time in accordance with Section 3.1(a)(i), all shares of Qorvo Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of certificates representing shares of Qorvo Common Stock outstanding immediately prior to the Effective Time (each such certificate, a “Qorvo Stock Certificate”) or uncertificated shares of Qorvo Common Stock represented by book-entry positions (each such share, an “Uncertificated Qorvo Share”) shall cease to have any rights as stockholders of Qorvo; and (ii) the stock transfer books of Qorvo shall be closed with respect to all shares of Qorvo Common Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Qorvo Common Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid Qorvo Stock Certificate or Uncertificated Qorvo Share is presented to the Exchange Agent (as defined below) or to the Surviving Corporation, the Surviving Company or Skyworks, such Qorvo Stock Certificate or Uncertificated Qorvo Share shall be cancelled and shall be exchanged as provided in Section 3.3.

(d)   Dissenting Shares.

(i)   Notwithstanding anything to the contrary contained in this Agreement, shares of Qorvo Common Stock held by a holder who has made a proper demand for appraisal of such shares of Qorvo Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect, validly withdraws its demand for, or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 3.1(a)(iii), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(ii)   If any Dissenting Shares lose their status as such (through failure to perfect or otherwise), then, effective as of the later of the Effective Time and the date of loss of such status, such shares will be deemed automatically to have been converted into, and shall represent only, the right to receive Merger Consideration in accordance with Section 3.1(a)(iii), without interest thereon, upon surrender of the Qorvo Stock Certificate representing such shares or, if such shares are Uncertificated Qorvo Shares, upon compliance with the procedures established by the Exchange Agent for the transfer of such Uncertificated Qorvo Shares, in each case in accordance with Section 3.3.

(iii)   Qorvo shall give Skyworks: (A) prompt notice of any demand for appraisal received by Qorvo prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to Qorvo prior to the Effective Time pursuant to the DGCL and relating to any demand for appraisal; and (B) the opportunity to participate in (but not direct) all negotiations and proceedings with respect to any such demand, notice or instrument relating to any demand for appraisal. Qorvo shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Skyworks has given its prior written consent (not to be unreasonably withheld, conditioned or delayed) to such payment or settlement offer.

Section 3.2   Treatment of Qorvo Equity Awards and Equity Plans.

(a)   Qorvo RSU Awards.

(i)   At the Effective Time, each Qorvo RSU Award that is (A) vested but not yet settled as of immediately prior to the Effective Time, (B) by its terms becomes vested in all respects as a result of the occurrence of the Closing or (C) is held by a non-employee member of the Qorvo Board as of immediately prior to the Effective Time (collectively, the “Accelerated Qorvo RSUs”), shall be cancelled in consideration for the right to receive (1) the Merger Consideration in respect of each share of Qorvo Common Stock that was subject to such Accelerated Qorvo RSU immediately prior to the Effective Time and (2) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Accelerated Qorvo RSU (collectively, the “Accelerated RSU Consideration”). The number of shares of

Qorvo Common Stock subject to any Accelerated Qorvo RSUs that remains subject to performance-based vesting conditions as of immediately prior to the Closing Date (i.e., any Qorvo RSU Award for which the level of performance vesting has not yet been determined) shall be determined by assuming, in respect of such Qorvo RSU Award, achievement at target performance (except that such number for each holder with an individual agreement as set forth on Section 7.9(h) of the Qorvo Disclosure Schedule (each, an “Individual Agreement”) shall be determined by assuming achievement at the greater of (I) target performance and (II) actual performance as of immediately prior to the Effective Time as determined in good faith by the Compensation Committee of the Qorvo Board).

(ii)   At the Effective Time, each Qorvo RSU Award that is outstanding immediately prior to the Effective Time, other than an Accelerated Qorvo RSU, without any action on the part of Skyworks, Qorvo or the holder thereof, shall be assumed by Skyworks and converted automatically into and become a restricted stock unit award covering shares of Skyworks Common Stock (each, an “Adjusted RSU Award”), on the same terms and conditions as were applicable under the Qorvo RSU Award as of immediately prior to the Effective Time (except as set forth in this Section 3.2(a)(ii) and other than performance-based vesting conditions, which shall not apply following the Effective Time, with dividend equivalents continuing to accrue in respect of such Adjusted RSU Awards and with all accrued dividend equivalents (whether accrued prior to, at or after the Effective Time) paid at the time that such Adjusted RSU Award is settled), except that the number of shares of Skyworks Common Stock subject to the Adjusted RSU Award as of the Effective Time will be determined by multiplying (A) the number of shares of Qorvo Common Stock subject to the corresponding Qorvo RSU Award immediately prior to the Effective Time by (B) the Conversion Ratio, with any fractional shares in the resulting product rounded to the nearest whole share. The number of shares of Qorvo Common Stock subject to any Qorvo RSU Award that remains subject to performance-based vesting conditions as of immediately prior to the Closing Date, including any accrued but unpaid dividend equivalents thereon (i.e., any Qorvo RSU Award for which the level of performance vesting has not yet been determined), shall be determined by assuming, in respect of such Qorvo RSU Award, achievement at target performance (except that such number for each holder with an Individual Agreement shall be determined by assuming achievement at the greater of (1) target performance and (2) actual performance as of immediately prior to the Effective Time as determined in good faith by the Compensation Committee of the Qorvo Board). In the event of a termination of employment of any holder of an Adjusted RSU Award by Skyworks, the Surviving Company or one of their Affiliates without “cause” or by such holder with “good reason” (as defined in the applicable Qorvo Stock Plan or award agreement), in each case within the eighteen (18)-month period following the Closing Date, any such Adjusted RSU Award(s) held by such holder shall accelerate and vest in full. For the avoidance of doubt, any unpaid dividend equivalents accrued in respect of an Adjusted RSU Award shall be paid at such time as the Adjusted RSU Award vests and settles.

(b)   Qorvo ESPP. Qorvo shall take the necessary actions with respect to the Qorvo ESPP so that: (i) any Offering Period or Purchase Period (as such terms are defined in the Qorvo ESPP) in effect as of the last payroll date occurring prior to the Closing shall be shortened by setting a new “Exercise Date” (within the meaning of the Qorvo ESPP) in respect of such Offering Period or Purchase Period, as applicable, that is no later than such payroll date (after crediting contributions for such payroll date) (the “Offering Period End Date”) and, on the Offering Period End Date, each outstanding option or purchase right under the Qorvo ESPP shall be exercised; (ii) as of the Offering Period End Date, the Qorvo ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no further payroll deductions or other contributions shall be thereafter made or effected with respect to the Qorvo ESPP; and (iii) subject to the consummation of the Mergers, the Qorvo ESPP shall terminate, effective immediately prior to the Effective Time.

(c)   Skyworks shall cause the Surviving Company to pay through the payroll system of the Surviving Company (to the extent applicable) the Accelerated RSU Consideration to each holder of a Accelerated Qorvo RSU, less any required withholding Taxes and without interest, within seven (7) Business Days following the Effective Time; provided that to the extent payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty. The aggregate amount required to be withheld in respect of Taxes in respect of the Accelerated RSU Consideration shall be applied first to reduce the aggregate Merger Consideration payable in shares of Skyworks Common Stock and then, only if and to the extent that such withholding amount exceeds such stock portion, to reduce the portion of the Merger Consideration that is payable in cash (if any). The number of shares of Skyworks Common Stock to be withheld shall be determined based on the closing price of a share of Skyworks Common Stock on the date of payment of such Accelerated RSU Consideration.

(d)   Prior to the Effective Time, the Qorvo Board (or, if applicable, any appropriate committee thereof) shall take, or cause to be taken, all reasonably necessary and appropriate action under the Qorvo Stock Plans (and the underlying grant, award or similar agreements) and Qorvo ESPP, including adopting resolutions providing for the treatment of the Qorvo RSU Awards and Qorvo ESPP as contemplated by this Section 3.2, to carry out the treatment of Qorvo RSU Awards and Qorvo ESPP contemplated by this Section 3.2.

Section 3.3   Exchange of Shares and Certificates.

(a)   Exchange Agent.  Prior to the Effective Time, Skyworks shall designate an exchange agent (the “Exchange Agent”) for the purpose of exchanging, in accordance with this Article III, Certificates and Book-Entry Shares (each, as defined below) for the Merger Consideration.  In addition, at or prior to the Effective Time, Skyworks shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Qorvo Common Stock (i) cash and (ii) evidence of shares of Skyworks Common Stock, in amounts sufficient to deliver the Merger Consideration (such cash and shares, together with any dividends or distributions with respect thereto, hereinafter, the “Exchange Fund”).  The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund.

(b)   Exchange Procedures.  As soon as reasonably practicable after the Closing, the Exchange Agent shall mail to each holder of record of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Qorvo Common Stock whose shares were converted into the right to receive the applicable Merger Consideration, as applicable: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as determined by Skyworks); and (ii) instructions for use in effecting the surrender of the Certificates and Book-Entry Shares in exchange for the applicable Merger Consideration.  Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Skyworks, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor that amount of Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled.  If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.  No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

(c)   Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Skyworks Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of Skyworks Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.3(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this Article III.  Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of Skyworks Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, (A) the amount of any cash payable in lieu of a fractional share of Skyworks Common Stock to which such holder is entitled pursuant to Section 3.3(e) and (B) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Skyworks Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Skyworks Common Stock.

(d)   No Further Ownership Rights in Qorvo Common Stock.  All Merger Consideration issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Qorvo Common Stock theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation (or any register of members or similar of the Surviving Company) of the shares of Qorvo Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to Skyworks or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article III, except as otherwise provided by law.

(e)   Fractional Shares.

(i)   No certificates representing fractional shares of Skyworks Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Skyworks.

(ii)   Notwithstanding any other provision of this Agreement, each holder of shares of Qorvo Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Skyworks Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below.  As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of full shares of Skyworks Common Stock delivered to the Exchange Agent by Skyworks for issuance to holders of Certificates or Book-Entry Shares over (B) the aggregate number of full shares of Skyworks Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”).  As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on The Nasdaq Stock Market LLC (“Nasdaq”), all in the manner provided herein.

(iii)   The sale of the Excess Shares by the Exchange Agent shall be executed on Nasdaq and shall be executed in round lots to the extent practicable.  Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders.  The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales.  The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled.  As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the

Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.3(e).

(f)   Return of Merger Consideration.  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.3(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Skyworks, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this Article III shall thereafter be entitled to look only to Skyworks for payment of their claim for any Merger Consideration (including any cash in lieu of fractional shares of Skyworks Common Stock) and any dividends or distributions with respect to Skyworks Common Stock.

(g)   No Liability.  None of Skyworks, Qorvo, Merger Sub I, Merger Sub II, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any Merger Consideration (including any cash in lieu of fractional shares of Skyworks Common Stock) or any dividends or distributions with respect to Skyworks Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Body, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Skyworks, free and clear of all claims or interests of any person previously entitled thereto.

(h)   Investment of Merger Consideration.  The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Skyworks; provided, that no losses on such investments shall affect the cash payable to former holders of shares of Qorvo Common Stock pursuant to this Article III.  Any interest and other income resulting from such investments shall be paid to Skyworks.

(i)   Withholding Rights.  Each of Skyworks, Qorvo, Merger Sub I, Merger Sub II, the Surviving Corporation, the Surviving Company and the Exchange Agent, and their respective agents, as applicable, shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable Law.  To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(j)   Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Skyworks or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Skyworks or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of Qorvo Common Stock formerly represented thereby, any cash in lieu of fractional shares of Skyworks Common Stock, and unpaid dividends and distributions on shares of Skyworks Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 3.4   Certain Adjustments.  If between the date of this Agreement and the Effective Time, the outstanding shares of Skyworks Common Stock or Qorvo Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Exchange Ratio and, only in the event of any such reclassification, recapitalization, split-up, combination, exchange, dividend or similar transaction with respect to Qorvo Common Stock, the Per Share Cash Amount, and related provisions shall be appropriately adjusted to provide to the holders of Qorvo Common Stock or Qorvo RSU Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction. Nothing in this Section 3.4 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.5   Further Assurances.  At and after the Effective Time, the officers and directors or managers, as applicable, of Skyworks, the Surviving Corporation or the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Skyworks or Qorvo, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in Skyworks or the Surviving Company, as applicable, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Skyworks or the Surviving Company, as applicable, as a result of, or in connection with, the Mergers.

Article IV

REPRESENTATIONS AND WARRANTIES OF QORVO

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by Qorvo and the Qorvo Subsidiaries with the U.S. Securities and Exchange Commission (the “SEC”) since May 18, 2023 (the “Qorvo SEC Report Date”), and prior to the Agreement Date (but without giving effect to any amendment to any such document filed on or after the Agreement Date) and which are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, other than any information that is predictive or forward looking in nature or information contained under the captions “Risk Factors” or “Forward-Looking Statements” (or similar) (each, an “Available Qorvo SEC Document”) (it being understood that this clause (i) shall not be applicable to Section 4.2) or (ii) the Qorvo Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein; provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Skyworks of the information required to be disclosed in respect of such other sections) delivered by Qorvo to Skyworks on the Agreement Date (the “Qorvo Disclosure Schedule”), Qorvo hereby represents and warrants to Skyworks as follows:

Section 4.1   Organization.

(a)   Each of Qorvo and the Subsidiaries of Qorvo (the “Qorvo Subsidiaries”) is duly organized, validly existing and, where applicable as a legal concept, in good standing under the laws of its jurisdiction of organization.  Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, each of Qorvo and the Qorvo Subsidiaries is duly qualified and/or licensed to do business as a foreign corporation, limited liability company or limited partnership, and, where applicable as a legal concept, is in good standing in each jurisdiction in which the nature of the business conducted by it or the leasing of properties makes such qualification or licensing necessary.

(b)   Each of Qorvo and the Qorvo Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals (collectively, “Permits”) and has made all filings required under applicable Law necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, in each case except for such Permits or filings, the lack of which would not reasonably be expected to have a Material Adverse Effect on Qorvo.  Since January 1, 2022, neither Qorvo nor any of the Qorvo Subsidiaries has received any written notice of any violation of or failure to comply with any material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any material Permit, and each such material Permit has been validly issued or obtained and is in full force and effect, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Qorvo.

(c)   The copies of the Amended and Restated Certificate of Incorporation of Qorvo, as amended (the “Certificate of Incorporation of Qorvo”), and Third Amended and Restated Bylaws of Qorvo (the “Bylaws of Qorvo”) which are filed as exhibits to Qorvo’s Annual Report on Form 10-K for the fiscal year ended March 29, 2025, filed with the SEC on May 19, 2025 (together, the “Qorvo Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date.  For each Significant Subsidiary, Qorvo has made available to Skyworks true, correct and complete copies of the articles of incorporation (including any certificates of designation), bylaws or like organizational documents, each as amended to the Agreement Date.

(d)   Neither Qorvo nor any Qorvo Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 4.2   Capitalization.

(a)   The authorized capital stock of Qorvo consists of (i) 405,000,000 shares of Qorvo Common Stock and (ii) 5,000,000 shares of Preferred Stock, par value $0.0001 per share (“Qorvo Preferred Stock”).  As of the close of business on October 24, 2025 (the “Capitalization Date”): (A) 92,405,537 shares of Qorvo Common Stock were issued and outstanding; (B) 0 shares of Qorvo Preferred Stock were issued or outstanding; (C) 0 shares of Qorvo Common

Stock were held by Qorvo in its treasury; (D) there were no outstanding Qorvo Options; (E) 3,718,783 shares of Qorvo Common Stock were subject to issuance pursuant to outstanding Qorvo RSU Awards (with any such Qorvo RSU Awards that are subject to performance measures reflected at maximum); (F) 5,260,726 shares of Qorvo Common Stock were reserved for future issuance under the Qorvo ESPP; and (G) 3,612,040 shares of Qorvo Common Stock were reserved for future issuance under the Qorvo Stock Plans.  All of the outstanding shares of Qorvo Common Stock have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.  There are no outstanding contractual obligations of Qorvo of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Qorvo.  Other than (x) as set forth in this Section 4.2(a) or (y) for changes since the close of business on the Capitalization Date resulting from the grant (in accordance with this Agreement), exercise or vesting of rights under the Qorvo ESPP or Qorvo RSU Awards outstanding as of the Capitalization Date and in accordance with their terms ((x) and (y), the “Qorvo Capitalization Exceptions”), there are no outstanding bonds, debentures, notes or other indebtedness or securities of Qorvo having the right to vote (or, other than the outstanding Qorvo RSU Awards or rights under the Qorvo ESPP, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Qorvo may vote.  Neither Qorvo nor any Qorvo Subsidiary is a party to any voting agreement with respect to any Qorvo Common Stock.

(b)   Except as set forth in Section 4.2(a), (i) as of the close of business on the Capitalization Date, no shares of capital stock or other voting securities of Qorvo are outstanding, and (ii) except as set forth in the Qorvo Capitalization Exceptions, there are no outstanding securities, options, equity or equity-based compensation, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Qorvo or any of the Qorvo Subsidiaries is a party or by which any of them is bound obligating Qorvo or any of the Qorvo Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Qorvo or of any of the Qorvo Subsidiaries or obligating Qorvo or any of the Qorvo Subsidiaries to issue, grant, extend or enter into any such security, option, equity or equity-based compensation, warrant, call, right, commitment, agreement, arrangement or undertaking.

Section 4.3   Authorization; No Conflict.

(a)   Qorvo has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party and, subject to receipt of the Qorvo Stockholder Approval and assuming the accuracy of the representations and warranties of Skyworks in the last sentence of Section 5.25 (the “Skyworks 203 Rep”), to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Transactions.  The execution and delivery of this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party by Qorvo, the performance by Qorvo of its obligations hereunder and thereunder and the consummation by Qorvo of the Transactions have been duly authorized by the Qorvo Board.  This Agreement has been duly executed and delivered by Qorvo and, assuming due execution and delivery by Skyworks and Merger Subs, constitutes a valid and binding obligation of Qorvo, enforceable in accordance with its terms, subject to (i) bankruptcy, insolvency or similar Laws affecting the enforcement of creditors rights generally, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, (iii) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities ((i) through (iii), the “Enforceability Exceptions”).

(b)   The Qorvo Board, at a meeting duly called and held, duly and unanimously adopted resolutions: (i) approving the execution, delivery and performance of this Agreement and the Transactions; (ii) determining that the terms of the Mergers and the other Transactions are fair to and in the best interests of Qorvo and its stockholders; (iii) recommending that the holders of Qorvo Common Stock adopt this Agreement and approve the Mergers and the Transactions and directed that this Agreement be submitted for adoption by Qorvo’s stockholders at the Qorvo Stockholder Meeting; and (iv) declaring that this Agreement and the Transactions, including the Mergers, are advisable.  Such resolutions have not been rescinded or modified in any way.  Assuming the accuracy of the Skyworks 203 Rep, except for the Qorvo Stockholder Approval, the approval of the Qorvo Board (which approval has been obtained and not subsequently rescinded or modified in any way as of the Agreement Date) and the filing of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Qorvo are necessary to authorize the consummation of the Transactions.

(c)   The execution, delivery and performance of this Agreement by Qorvo, the consummation by Qorvo of the Transactions and the compliance by Qorvo with each of the provisions herein, will not (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of Qorvo or any of the Qorvo Subsidiaries, (ii) require any Consent by any Person under, contravene or conflict with or result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the transfer of any material asset of Qorvo to any Person, or accelerate the performance required by Qorvo under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by Qorvo or any of the Qorvo Subsidiaries pursuant to the terms, conditions or provisions of, any Qorvo Material Contract or Qorvo Real Property Lease to which Qorvo or any Qorvo Subsidiary is a party or by which it is bound, or (iii) assuming the accuracy of the Skyworks 203 Rep, subject to obtaining or making the Consents, orders, registrations, declarations and filings referred to in Section 4.3(d), violate any judgment, ruling, order, writ, injunction, award or decree (“Judgment”) or any Law applicable to Qorvo or any of the Qorvo Subsidiaries or any of their respective properties or assets, except in the case of clauses (ii) or (iii) for such violations, breaches or defaults that, or Consents, orders, registrations, declarations or filings the failure of which to make or obtain, would not reasonably be expected to have a Material Adverse Effect on Qorvo.

(d)   No Consent or order of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by Qorvo or any Qorvo Subsidiary in connection with Qorvo’s execution, delivery and performance of this Agreement or the consummation by Qorvo of the Transactions, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act and other applicable Antitrust Laws or Investment Screening Laws of any jurisdiction,

(iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement/Prospectus and effectiveness of the Registration Statement, (iv) compliance with the rules and regulations of Nasdaq, (v) compliance with the “blue sky” laws of various states, and (vi) any Consent, order, registration, declaration or filing required pursuant to any commercial Contract between Qorvo or any Qorvo Subsidiary, on the one hand, and a Governmental Body, on the other hand, and in each case except where the failure to obtain or take such action would not reasonably be expected to have a Material Adverse Effect on Qorvo.

(e)   Assuming the accuracy of the Skyworks 203 Rep, the only vote of holders of any class or series of capital stock of Qorvo necessary to adopt this Agreement and to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of Qorvo Common Stock outstanding and entitled to vote thereon (the “Qorvo Stockholder Approval”).

Section 4.4   Subsidiaries.

(a)   A true, correct and complete list of the Qorvo Subsidiaries and their respective jurisdictions of organization is set forth in Section 4.4(a) of the Qorvo Disclosure Schedule.

(b)   All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Qorvo Subsidiary are, where applicable as a legal concept, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by Qorvo or by a Qorvo Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights, except for de minimis equity interests held by a third party for local regulatory reasons.  There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Qorvo Subsidiary.  There are no agreements requiring Qorvo or any Qorvo Subsidiary to make contributions to the capital of, or lend or advance funds to, any Qorvo Subsidiary.  Except for equity interests in the Qorvo Subsidiaries, Qorvo does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person.  There are no outstanding contractual obligations of any Qorvo Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(c)   Neither Qorvo nor any of the Qorvo Subsidiaries owns any material interest or investments (whether equity or debt), or any material interest or investment convertible into or exchangeable for any such interest or investment, in any corporation, partnership, joint venture, trust or other entity, other than a Qorvo Subsidiary.

(d)   Neither Qorvo nor any of the Qorvo Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to Qorvo or any of the Qorvo Subsidiaries).

(e)   Neither Qorvo nor any of the Qorvo Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Qorvo and any of the Qorvo Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” of the type required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act), where the result, purpose, or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving Qorvo or any of the Qorvo Subsidiaries in Qorvo’s or such Qorvo Subsidiary’s financial statements.

Section 4.5   SEC Reports and Financial Statements; No Undisclosed Liabilities.

(a)   Since the Qorvo SEC Report Date, Qorvo has timely filed or furnished with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto and any documents filed or furnished during such period by Qorvo to the SEC on a voluntary basis, and including any amendments thereto, the “Qorvo SEC Reports”) required to be filed or furnished by Qorvo with the SEC.  As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the Qorvo SEC Reports comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act and the respective rules and regulations of the SEC promulgated thereunder applicable to such Qorvo SEC Reports, and none of the Qorvo SEC Reports contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Qorvo to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.  None of the Qorvo Subsidiaries are required to file any forms, reports or other documents with the SEC pursuant to Sections 12 or 15 of the Exchange Act.  As of the Agreement Date, there are no outstanding or unresolved written comments from the SEC with respect to the Qorvo SEC Reports.  As of the Agreement Date, to the Knowledge of Qorvo, none of the Qorvo SEC Reports filed on or prior to the Agreement Date are the subject of ongoing SEC review.

(b)   Each of the financial statements (including, in each case, any related notes and schedules thereto) of Qorvo contained in the Qorvo SEC Reports (collectively, the “Qorvo Financial Statements”), as of their respective dates of filing with the SEC (or, if such Qorvo SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Qorvo and the Qorvo Subsidiaries as of the dates or for the periods presented therein

(subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Qorvo Financial Statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC, and except that the unaudited Qorvo Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in amount).

(c)   Neither Qorvo nor any of the Qorvo Subsidiaries has, since the date of the most recent consolidated balance sheet of Qorvo included in the Qorvo SEC Reports, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of Qorvo and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the condensed consolidated balance sheet of Qorvo and its consolidated Subsidiaries included in Qorvo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2025, or in the notes thereto (the “Qorvo Balance Sheet”), except for (i) liabilities or obligations disclosed and provided for in the Qorvo Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the Qorvo Balance Sheet, (iii) liabilities or obligations arising under Contracts to which Qorvo or the Qorvo Subsidiaries are a party (other than due to any breach thereof), (iv) liabilities and obligations incurred in connection with the Mergers or otherwise as contemplated or permitted by this Agreement, (v) liabilities owed by one wholly owned Qorvo Subsidiary to another wholly owned Qorvo Subsidiary or liabilities owed by Qorvo to any wholly owned Qorvo Subsidiary, (vi) liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect on Qorvo, or (vii) liabilities or obligations listed on Section 4.5(c) of the Qorvo Disclosure Schedule.

(d)   Since January 1, 2022, there has been no change in Qorvo’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Qorvo Financial Statements, except as described in the Qorvo SEC Reports or except as may be required by any regulatory authority.  The reserves reflected in the Qorvo Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(e)   With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report filed prior to the Agreement Date, in each case that are Qorvo SEC Reports, the principal executive officer and principal financial officer of Qorvo (or each former principal executive officer and each former principal financial officer of Qorvo) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in a Qorvo SEC Report that was subsequently amended prior to the Agreement Date).

(f)   Qorvo’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (iii) that access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Qorvo’s assets that would materially affect Qorvo’s financial statements.

(g)   Qorvo’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by Qorvo in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to Qorvo’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Qorvo required under the Exchange Act with respect to such reports.  Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, Qorvo has disclosed, based on its most recent evaluation prior to the Agreement Date, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(h)   Qorvo is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.  Since the enactment of the Sarbanes-Oxley Act, Qorvo has not made any prohibited loans to any executive officer of Qorvo (as defined in Rule 3b-7 under the Exchange Act) or director of Qorvo.  There are no outstanding loans or other extensions of credit made by Qorvo to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Qorvo.

Section 4.6   Absence of Certain Changes.

(a)   Since the date of the Qorvo Balance Sheet through the Agreement Date, (i) Qorvo and the Qorvo Subsidiaries have conducted their business in the ordinary course of business, and (ii) there has not been any Material Adverse Effect on Qorvo.

(b)   Since the date of the Qorvo Balance Sheet through the Agreement Date, neither Qorvo nor any Qorvo Subsidiary has taken any action that would, if taken after the Agreement Date, be prohibited by Section 6.2 (other than clauses (l), (o), (s) or (v) thereof).

Section 4.7   Litigation.  Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, as of the date of this Agreement, (a) there are no Legal Proceedings pending or, to the Knowledge of Qorvo, threatened against Qorvo or any of the Qorvo Subsidiaries; (b) there are no Judgments of any Governmental Body or arbitrator outstanding against Qorvo or any of the Qorvo Subsidiaries; and (c) there are no investigations by any

Governmental Body pending or, to the Knowledge of Qorvo, threatened against Qorvo or any of the Qorvo Subsidiaries.

Section 4.8   Information Supplied.  Each document required to be filed by Qorvo with the SEC or required to be distributed or otherwise disseminated to Qorvo’s stockholders in connection with the Transactions, including the Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.  None of the information supplied or to be supplied by Qorvo specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement, will, at the date it is disseminated or, as applicable, first mailed to the holders of Qorvo Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation or warranty is made by Qorvo with respect to statements made or incorporated by reference therein based on information supplied by Skyworks in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement.

Section 4.9   Broker’s or Finder’s Fees.  Except for Centerview Partners LLC (the “Qorvo Financial Advisor”), no agent, broker, Person or firm acting on behalf of Qorvo or any Qorvo Subsidiary or under Qorvo’s or any Qorvo Subsidiary’s authority is or will be entitled to any commission or broker’s or finder’s fee or commission in connection with any of the Transactions.

Section 4.10   Employee Plans.

(a)   Section 4.10(a) of the Qorvo Disclosure Schedule sets forth a complete and correct list of each material Qorvo Plan.

(b)   Qorvo has made available to Skyworks or its counsel accurate and complete copies of the Qorvo Stock Plans and Qorvo ESPP and the forms of award agreements and corresponding grant notices evidencing the Qorvo RSU Awards, and other than differences with respect to the number of shares covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no award agreement evidencing the Qorvo RSU Awards or corresponding grant notice contains material terms that are in addition to, or inconsistent with, such forms. Qorvo has made available to Skyworks a true, correct and complete schedule setting forth, as of the close of business on the Capitalization Date, each outstanding Qorvo RSU Award and to the extent applicable and permitted under Applicable Law, the employee identification number or other identifier of the holder thereof, the country of residence of the holder thereof, the number of shares of Qorvo Common Stock issuable thereunder (including target and maximum numbers for Qorvo RSU Awards subject to performance-based vesting), the expiration date, the grant date, the vesting schedule (including any vesting acceleration terms), whether or not it is subject to performance-based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the Qorvo Stock Plan pursuant to which the award was made.  The Qorvo Stock Plans and the Qorvo ESPP are the only plans or programs Qorvo or any of the Qorvo Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted.  Each grant of Qorvo RSU Awards was made in accordance with the terms of the applicable Qorvo Stock Plan, the rules and regulations of Nasdaq (the “Nasdaq Rules”) and all applicable Laws.

(c)   Qorvo has made available to Skyworks a true, correct and complete copy of: (i) with respect to each Qorvo Plan, each written Qorvo Plan and all amendments thereto and, with respect to any unwritten Qorvo Plan, a written description of the material provisions thereof, and (ii) with respect to each Qorvo Service Provider Benefit Plan, (A) the plan document governing such Qorvo Service Provider Benefit Plan, including all amendments thereto; (B) each current trust agreement, insurance contract or policy, group annuity contract or any other funding arrangement; (C) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (D) the most recent actuarial report, financial report or valuation report; (E) the current ERISA summary plan description and each material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no ERISA summary plan description is required; (F) the most recent determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (G) all material non-routine correspondence with, or notices given to such Qorvo Service Provider Benefit Plan, Qorvo, or any Qorvo ERISA Affiliate by, the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Body relating to such Qorvo Service Provider Benefit Plan.

(d)   Each Qorvo Service Provider Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter (or, if applicable, may rely on a favorable advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of Qorvo, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Qorvo Service Provider Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, (i) each Qorvo Plan has been established, operated, maintained and administered in accordance with its provisions and in compliance with all applicable Laws, including without limitation ERISA and the Code; (ii) all payments and contributions required to be made under the terms of any Qorvo Plan and applicable Law have been timely made or the amount of such payment or contribution obligation has been reflected in the Available Qorvo SEC Documents; (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Body or distributed to any Qorvo Plan participant have been timely filed or distributed; (iv) none of Qorvo or any Qorvo Subsidiary or, to the Knowledge of Qorvo, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA), with respect to any Qorvo Plan that would result in the imposition of any liability to Qorvo or any Qorvo Subsidiary; and (v) there are no pending or, to the Knowledge of Qorvo, threatened suits, actions, disputes, audits, investigations or claims with respect to any Qorvo Plan by or on behalf of any participant in any such Qorvo Plan, or otherwise involving any such Qorvo Plan or the assets of any Qorvo Plan, other than routine claims for benefits.

(f)   No Qorvo Plan provides for a “gross-up,” reimbursement or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(g)   Each Qorvo Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

(h)   No Qorvo Service Provider Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code.  During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by Qorvo, any Qorvo Subsidiary or any Qorvo ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Qorvo, any Qorvo Subsidiary or any Qorvo ERISA Affiliate of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject Qorvo or any Qorvo Subsidiary to any Controlled Group Liability.

(i)   None of Qorvo, any Qorvo Subsidiary or any Qorvo ERISA Affiliate has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(j)   No Qorvo Plan provides health, life or other welfare benefits to current or former employees of Qorvo or any Qorvo Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code).

(k)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee or other individual service provider of Qorvo or any Qorvo Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any Qorvo Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by Qorvo or any Qorvo Subsidiary under any Qorvo Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Qorvo Plan; or (iv) limit or restrict the right of Qorvo, any Qorvo Subsidiary, the Surviving Corporation, the Surviving Company or Skyworks to merge, amend or terminate any Qorvo Plan.

(l)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance in all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of Qorvo, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law; and (v) is not subject to any pending or, to the Knowledge of Qorvo, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(m)   Neither Qorvo nor any Qorvo Subsidiary has ever (i) been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to a defined benefit pension scheme, or (ii) in the past six years, been an “associate” of or “connected” with  (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any Person who is or has been an employer in relation to a UK defined benefit pension arrangement. No employee nor former employee of Qorvo or any Qorvo Subsidiary previously transferred to Qorvo or any Qorvo Subsidiary pursuant to the Transfer Regulations and no such employee or former employee prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

Section 4.11   Opinion of Qorvo Financial Advisor.  The Qorvo Board has received from the Qorvo Financial Advisor a written opinion that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by the Qorvo Financial Advisor in preparing its opinion, the Merger Consideration to be paid to the holders of Qorvo Common Stock (other than as set forth therein) pursuant to this Agreement is fair, from a financial point of view, to such holders.  A true, correct and complete copy of such opinion was, or immediately after the execution and delivery of this Agreement will be, delivered to Skyworks on a non-reliance basis for informational purposes only.  Qorvo has been or will be authorized by the Qorvo Financial Advisor to permit the inclusion of such opinion in the Proxy Statement/Prospectus, subject to the terms and conditions of the Qorvo Financial Advisor’s engagement letter.

Section 4.12   Taxes.

(a)   Each of Qorvo and the Qorvo Subsidiaries has timely filed all material Tax Returns required to be filed by it (taking into account applicable extensions of time within which to file) in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects.  None of Qorvo or the Qorvo Subsidiaries are currently the beneficiary of any extension of time within which to file any material Tax Returns.

(b)   All material Taxes of each of Qorvo and the Qorvo Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid in full and Qorvo and each Qorvo Subsidiary have made, in accordance with GAAP, adequate provision (or adequate provision has been made on their behalf) for all accrued material Taxes not yet due.

(c)   No deficiency for any amount of material Taxes has been proposed or asserted in writing or assessed by any Governmental Body against Qorvo or any of the Qorvo Subsidiaries that remains unpaid.

(d)   There are no Liens on any of the assets, rights or properties of Qorvo or any Qorvo Subsidiary with respect to Taxes, other than Permitted Liens.

(e)   There is no claim, audit, action, suit, proceeding, examination, investigation or other administrative or judicial proceeding ongoing or currently pending or, to the Knowledge of Qorvo, threatened against or with respect to Qorvo or any Qorvo Subsidiary in respect of any material Tax.

(f)   There are no waivers or extension of any statute of limitations currently in effect with respect to material Taxes of any of Qorvo or the Qorvo Subsidiaries other than pursuant to extensions of the due date to file a Tax Return properly obtained in the ordinary course of business.

(g)   No written claim has ever been made by a Governmental Body in a jurisdiction where Qorvo or any Qorvo Subsidiary does not file Tax Returns that Qorvo or any Qorvo Subsidiary is or may be subject to taxation by such jurisdiction.

(h)   All material Taxes required to be withheld or collected by Qorvo or a Qorvo Subsidiary have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Body.

(i)   Neither Qorvo nor any Qorvo Subsidiary has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)   Within the last two (2) years, neither Qorvo nor any Qorvo Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(k)   Neither Qorvo nor any Qorvo Subsidiary will be required to include any material item of income (or exclude any material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, or (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date.

(l)   Neither Qorvo nor any Qorvo Subsidiary is a party to or bound by, or has any obligation under, any material Tax sharing agreement, Tax indemnity obligation or similar agreement (other than (i) Contracts entered into with customers in the ordinary course of business, (ii) any agreement or arrangement solely between or among Qorvo and/or any Qorvo Subsidiary), and (iii) any customary Tax gross-up and indemnification provisions in agreements entered into in the ordinary course of business or the principal purpose of which does not relate to Taxes), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any Tax authority.

(m)   Neither Qorvo nor any Qorvo Subsidiary (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing any material Tax Returns or paying any material amount of Taxes, except for any such group of which Qorvo is the common parent or (ii) has any material liability for Taxes of any Person (other than Qorvo or any Qorvo Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Laws) or as a transferee or successor.

(n)   None of Qorvo or the Qorvo Subsidiaries has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

Section 4.13   Environmental Matters.  Except for such matters that have not resulted in and would not reasonably be expected to result in any liability that is material to Qorvo and the Qorvo Subsidiaries, taken as a whole: (i) Qorvo and the Qorvo Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of Qorvo, threatened demands, claims, information requests or notices of noncompliance, violation or liability or potential liability regarding Qorvo or any Qorvo Subsidiary, or any person for whom they may have legal or contractual responsibility, relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other response, action, or compliance under, any Environmental Law; (ii) to the Knowledge of Qorvo, there are no circumstances that would reasonably be expected to give rise to any violation of or result in any material liability under any Environmental Laws for Qorvo or any Qorvo Subsidiary or any Person for whom they may have legal or contractual responsibility; and (iii) all material permits, notices, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of Qorvo’s and the Qorvo Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by Qorvo or any Qorvo Subsidiary have been duly obtained or filed, are currently in effect, and Qorvo and the Qorvo Subsidiaries are in material compliance with the terms and conditions of all such material permits, notices, approvals and authorizations, and, to Qorvo’s Knowledge, there are no circumstances that would reasonably be expected to prevent such material compliance in the future.

Section 4.14   Compliance with Laws.

(a)   Qorvo and the Qorvo Subsidiaries (i) as of the date of this Agreement, are, and have at all times since January 1, 2022, been in compliance with all Laws applicable to Qorvo or the Qorvo Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing and (ii) since January 1, 2022, through the date of this Agreement, have not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, in each case, except for any such violation that is not, and would not reasonably be expected to have a Material Adverse Effect on Qorvo.

(b)   Since April 24, 2019, neither Qorvo nor any of the Qorvo Subsidiaries has taken any action that would constitute a violation of any applicable Sanctions or Customs & Trade Laws.

(c)   Since April 24, 2019, Qorvo and the Qorvo Subsidiaries have maintained policies and procedures designed to ensure compliance by Qorvo and the Qorvo Subsidiaries,

and their respective directors, officers, employees, agents, and other Persons acting on behalf of any of them, with applicable Sanctions and Customs & Trade Laws.

(d)   No Action or, to the Knowledge of Qorvo, investigation, inquiry, or enforcement proceeding by or before any Governmental Body involving Qorvo, any of the Qorvo Subsidiaries or, to the Knowledge of Qorvo, their respective directors, officers, employees, or agents, acting on behalf of or for the benefit of Qorvo or any of the Qorvo Subsidiaries (each in their capacity as such), with respect to Sanctions or Customs & Trade Laws is, as of the date of this Agreement, or since April 24, 2019, through the date of this Agreement, has been, pending or, to the Knowledge of Qorvo, threatened in writing.

(e)   Neither Qorvo nor any of the Qorvo Subsidiaries, or any of their respective officers, directors, employees, agents, or other Persons acting on behalf of any of them, since April 24, 2019, has, and is not, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Territory.

(f)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, none of Qorvo, any Qorvo Subsidiary or any director, officer, employee, or, to the Knowledge of Qorvo, any agent of Qorvo or any Qorvo Subsidiary has: (i) taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; the U.K. Bribery Act of 2010 and the rules and regulations thereunder; or any applicable Laws enacted in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “Anti-Corruption Laws”) or any other anti-bribery/corruption legislation promulgated by any Governmental Body; (ii) made any false, fictitious or misleading entries in the books or records of Qorvo or any Qorvo Subsidiary relating to any illegal payment or secret or unrecorded fund or has maintained, or is maintaining, any illegal secret or unrecorded fund; (iii) directly or indirectly made, given, offered, facilitated, promised or authorized any payment, contribution, gift, entertainment, bribe, rebate, payoff, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person employed by a Governmental Body for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose; (iv) been or is, to the Knowledge of Qorvo, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit by any Governmental Body, in connection with alleged or possible violations of any Anti-Corruption Laws; or (v) as of the date of this Agreement, received written notice or inquiry from, or made a voluntary or involuntary disclosure to, the United States Department of Justice, the Securities and Exchange Commission, the UK Serious Fraud Office, or any other Governmental Body or received a whistleblower report or conducted any internal investigation or audit, regarding alleged or possible violations of any Anti-Corruption Laws.  In addition, Qorvo and the Qorvo Subsidiaries have in place controls and systems designed to monitor and reasonably ensure compliance with Anti-Corruption Laws.

Section 4.15   Intellectual Property.

(a)   Qorvo or one of the Qorvo Subsidiaries owns all material Qorvo Intellectual Property.  Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, (i) each item of Registered Intellectual Property owned by Qorvo (“Qorvo Registered Intellectual Property”) (other than applications for Qorvo Registered Intellectual Property) is subsisting, and to the Knowledge of Qorvo, is valid and enforceable, and (ii) all Qorvo Registered Intellectual Property is free and clear of all Liens other than Permitted Liens.

(b)   No third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right, or other option to acquire ownership or exclusive rights, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Intellectual Property Right that is Qorvo Intellectual Property, except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole.

(c)   Since January 1, 2022, to the Knowledge of Qorvo, neither the Qorvo Products nor the operations of Qorvo or the Qorvo Subsidiaries have infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person, except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole.  There is no current unresolved Legal Proceeding that has been filed against Qorvo or any Qorvo Subsidiary by, and none of Qorvo or any Qorvo Subsidiary has received written notice from, any third party since January 1, 2022, in which it is alleged or had been alleged, that any Qorvo Product or the operation of the business of Qorvo or any Qorvo Subsidiary infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole.

(d)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, in each case in which Qorvo or any Qorvo Subsidiary has engaged or hired a third party for the purpose of developing or creating any Intellectual Property Rights for ownership by any of Qorvo or the Qorvo Subsidiaries, or Qorvo or any Qorvo Subsidiary has acquired or purported to acquire ownership of any Intellectual Property Rights from any Person, in each case, that is material to the conduct of the business of Qorvo and the Qorvo Subsidiaries as currently conducted, Qorvo or such Qorvo Subsidiary, as the case may be, has obtained a valid and enforceable assignment or license sufficient to irrevocably transfer or license all such Intellectual Property Rights to Qorvo or the Qorvo Subsidiaries to the extent allowed under applicable Law.

(e)   Qorvo and the Qorvo Subsidiaries require each employee, individual consultant and individual independent contractor involved in the creation of material Intellectual Property Rights for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the forms provided to Skyworks, and all current and former employees, consultants and independent contractors of Qorvo or any Qorvo Subsidiary that have created Intellectual Property Rights for any of them that is material to the conduct of the business of Qorvo and the Qorvo Subsidiaries as currently conducted have executed such or a substantially similar agreement.

(f)   Section 4.15(f) of the Qorvo Disclosure Schedule contains, as of the Agreement Date (i) a list of all Contracts pursuant to which a third party has licensed or granted a covenant not to sue or immunity from suit or other right to use or register any right to Qorvo or any Qorvo Subsidiary in any material Intellectual Property Rights, other than non-disclosure and confidentiality agreements, Open Source Licenses, and any licenses for commercially available, off-the-shelf Software (including Software used by third parties to provide services through software as a service (SaaS) arrangements) (“Qorvo In-Licenses”); (ii) Contracts where either Qorvo or any Qorvo Subsidiary has commissioned a third party to develop any Intellectual Property Rights that are material to the business of Qorvo or any Qorvo Subsidiary, other than written Contracts with employees or independent contractors entered into in the ordinary course of business to develop Intellectual Property Rights on a work-made-for-hire basis that are substantially in the form of one of Qorvo’s or any Qorvo Subsidiary’s standard forms made available to Skyworks; and (iii) a list of all Contracts pursuant to which both Qorvo or any Qorvo Subsidiary and a third party have licensed or granted substantially portfolio-wide rights in their respective Patents or other Intellectual Property Rights to one another (excluding licenses granted in the ordinary course of business by a customer to Qorvo or any Qorvo Subsidiary with respect to derivative works, improvements or modifications made by such third party to, or any implementations by such third party of, any Qorvo Product or any Technology provided to such third party by Qorvo or any Qorvo Subsidiary) (“Qorvo IP Cross-Licenses”).

(g)   Section 4.15(g) of the Qorvo Disclosure Schedule contains a list of all material Contracts pursuant to which Qorvo or any Qorvo Subsidiary has granted any third party any rights or licenses, or granted a right, immunity or authorization to use or otherwise exploit, other than Qorvo Ordinary Course Licenses, with respect to any Qorvo Intellectual Property, Qorvo Product or any material Technology owned by Qorvo or any Qorvo Subsidiary (the “Qorvo Out-Licenses,” and together with the Qorvo In-Licenses and Qorvo IP Cross-Licenses, the “Qorvo IP Contracts”).

(h)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, the consummation of this Agreement or the Closing of the Transactions will not trigger a contractual obligation to release any material Source Code or other material proprietary Technology, in each case owned by Qorvo or any Qorvo Subsidiary, to any third party.

(i)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, neither Qorvo nor any Qorvo Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the Transactions, will result in (or purport to result in) the granting of any new right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by Qorvo or any Qorvo Subsidiary, excluding all Qorvo Ordinary Course Licenses.  Neither Qorvo nor any Qorvo Subsidiary is a party to any Contract which, upon the execution of this Agreement or the consummation of the Transactions, will result in (or purport to result in) the granting of any new right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by Skyworks or any Skyworks Subsidiary, other than to the extent such Patent rights are limited to Qorvo Products.

(j)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, neither Qorvo nor any Qorvo Subsidiary has (i) granted, nor is any of them obligated to grant, to any third party, access or rights to any Qorvo or Qorvo Subsidiary owned Source Code in or for any Qorvo Products, (ii) taken any action that rendered any Source Code or Intellectual Property Rights, in each case owned by Qorvo or any Qorvo Subsidiary, subject to any Open Source License that requires Qorvo or any Qorvo Subsidiary to deliver any such Qorvo or Qorvo Subsidiary owned Source Code to any third party, (iii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of any Open Source License, or (iv) licensed or granted a third party the right to obtain any Qorvo or Qorvo Subsidiary owned Source Code in any Qorvo Product or in any Technology owned by Qorvo or any Qorvo Subsidiary (including in any such case, any conditional right to access, or under which Qorvo or any Qorvo Subsidiary has established any escrow arrangement for the storage and conditional release of any Source Code, but excluding any licenses or access provided to employees, contractors, consultants and other vendors for purposes of providing services to Qorvo or any Qorvo Subsidiaries that are subject to confidentiality and non-use obligations).

(k)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, to the Knowledge of Qorvo (solely with respect to any third party Intellectual Property Rights), no Qorvo Product sold or distributed by Qorvo or any Qorvo Subsidiary since January 1, 2022, contained at the time of such sale or distribution any undisclosed or unintended disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other software routines or hardware components that are intended to (i) enable or assist any person to access without authorization or disable or erase the Qorvo Products, or (ii) otherwise significantly adversely affect the functionality of the Qorvo Products.

(l)   Except as set forth in Section 4.15(l) of the Qorvo Disclosure Schedule,  no funding, facilities or resources of any government, university, college, other educational institution, or multi-national, bi-national or international non-profit organization or research center were used in the development of any material Qorvo Products or material Qorvo Intellectual Property.

(m)   Since January 1, 2020, Qorvo has marked all Government Contract documents and other documents submitted to a Governmental Body with notices and proprietary markings prior to or at the time of submission if such documents include Qorvo’s trade secrets and are entitled to such notices and proprietary markings. Qorvo has not delivered any material Qorvo Intellectual Property to any Governmental Body or higher-tier contractors in performance of any Government Contract (other than third-party computer software) and no Governmental Body has the right to order Qorvo to deliver any material Qorvo Intellectual Property to any Governmental Body.

(n)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, (i) there are no orders issued by any Governmental Body to Qorvo or any Qorvo Subsidiary or orders issued to Qorvo or any Qorvo Subsidiary as a result of any Legal Proceeding involving Qorvo or any Qorvo Subsidiary, requiring Qorvo or any Qorvo Subsidiary to grant any license, immunity or other right under any Qorvo Intellectual Property, including on RAND or FRAND terms; (ii) Qorvo and the Qorvo Subsidiaries are compliant in all material respects with their contractual commitments with respect to the rules, requirements, and other obligations set forth by the Qorvo SSOs (including any pricing requirements or outbound licensing obligations); and (iii) since January 1, 2022, neither Qorvo nor any of the Qorvo Subsidiaries have received any written notice from any third party that Qorvo’s or any of the Qorvo Subsidiaries’ outbound licensing programs are non-compliant with such rules, requirements, and other obligations.

(o)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, Qorvo is in compliance with (i) its publicly posted privacy policies; and (ii) the applicable Privacy Laws relating to Personal Data collected, used, or held for use by Qorvo or the Qorvo Subsidiaries.

(p)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, Qorvo has commercially reasonable security measures in place designed to protect trade secrets and Personal Data it receives from unauthorized access, use, modification, disclosure or other misuse.

(q)   To the Knowledge of Qorvo, since January 1, 2022, there has been no material unauthorized access to or loss, theft or misuse of Personal Data held or controlled by Qorvo or the Qorvo Subsidiaries.

(r)   To the Knowledge of Qorvo, since January 1, 2022, Qorvo has not been under investigation by any state, federal, or foreign jurisdiction regarding its access, use and disclosure of Personal Data.

(s)   Since January 1, 2022, Qorvo has not received any written claim, complaint, inquiry, or notice from any governmental, regulatory, or self-regulatory authority with respect to Qorvo’s collection, processing, use, storage, security or disclosure of Personal Data, alleging that any of these activities are a material violation of any Privacy Law.

Section 4.16   Employment Matters.

(a)   Neither Qorvo nor any Qorvo Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other labor-related agreement or arrangement with a labor or trade union, labor organization, works council or similar employee representative body (collectively, “Collective Bargaining Agreement”), nor is any Collective Bargaining Agreement presently being negotiated, nor, to the Knowledge of Qorvo, are there any Qorvo Service Providers represented by a labor or trade union, labor organization, works council or similar employee representative body.  To the Knowledge of Qorvo, there are no, and since January 1, 2022, there have been no, organizing activities, requests for recognition, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the Qorvo Service Providers.  There has not since January 1, 2022, been, and there is not currently, any pending or, to the Knowledge of Qorvo, threatened unfair labor practice charge, material labor grievance, material labor arbitration, labor strike, walkout, work stoppage, picketing, handbilling, slow-down, lockout or other material labor dispute against or affecting Qorvo or any of the Qorvo Subsidiaries.  Qorvo and the Qorvo Subsidiaries have satisfied any pre-signing notice, information, consent, or consultation obligations, and other similar requirements in respect of any applicable Collective Bargaining Agreement, or in accordance with applicable Law, to any labor or trade union, works council, labor organization or similar employee representative that may be triggered by this Agreement or the Transactions.

(b)   Qorvo and its Subsidiaries are and, since January 1, 2022, have been in compliance with all applicable Laws relating to labor and employment practices, including all Laws relating to wages and hours, classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and similar state and local Laws), holiday pay and the calculation of holiday pay, equal opportunity, employment harassment, discrimination (including diversity, equity and inclusion) and retaliation, disability rights or benefits, maternity benefits, accessibility, pay equity, workers’ compensation, affirmative action, COVID-19, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), whistleblowing, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws (“WARN Act”)), employee trainings and notices, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence, unemployment insurance and the payment of social security, in each case, except for any such non-compliance that is not, and would not reasonably be expected to have a Material Adverse Effect on Qorvo. There are, and since January 1, 2022, there have been, no material Legal Proceedings pending or, to the Knowledge of Qorvo, threatened against Qorvo or its Subsidiaries with respect to or by any current or former employee or individual independent contractor of Qorvo or its Subsidiaries.

(c)   To the Knowledge of Qorvo, no employee of Qorvo or any Qorvo Subsidiary at the level of Vice President or above has materially breached any fiduciary duty or nondisclosure obligation to, non-competition agreement with or other restrictive covenant with: (i) any of Qorvo or its Subsidiaries or (ii) a former employer of any such individual relating to (A) the right of any such individual to be employed or engaged by Qorvo or its Subsidiaries or (B) the use or disclosure of confidential information in connection with such individual’s employment with Qorvo or its Subsidiaries.

(d)   Neither Qorvo nor any Qorvo Subsidiary is party to a settlement agreement with any Person that involves allegations relating to sexual harassment, sexual misconduct, discrimination or any other type of similar unlawful misconduct by either (i) an officer of Qorvo or any Qorvo Subsidiary or (ii) an employee of Qorvo or any Qorvo Subsidiary at the level of Vice President or above, in each case, in their capacity as such.  To the Knowledge of Qorvo, since January 1, 2022, no allegations of sexual harassment, sexual misconduct, discrimination or any other type of similar unlawful misconduct have been made against any (i) officer of Qorvo or any Qorvo Subsidiary or (ii) employee of Qorvo or any Qorvo Subsidiary at a level of Vice President or above, in each case, in their capacity as such.

Section 4.17   Insurance.  Qorvo and the Qorvo Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance).  Except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole, (i) all material insurance policies of Qorvo and the Qorvo Subsidiaries are in full force and effect, (ii) since January 1, 2022, no written notice of default or termination has been received by Qorvo or any of its Subsidiaries in respect thereof, and (iii) all premiums due thereon have been paid as of the Agreement Date.

Section 4.18   Qorvo Material Contracts.

(a)   Section 4.18 of the Qorvo Disclosure Schedule identifies, as of the date of this Agreement, each of the following Contracts to which Qorvo or any of the Qorvo Subsidiaries is a party or by which any of them is bound (other than (i) the Qorvo Real Property Leases, (ii) Qorvo Plans and (iii) purchase or sales orders, invoices, scopes of work or similar instruments, each such Contract that is or is required to be set forth in Section 4.18 of the Qorvo Disclosure Schedule, a “Qorvo Material Contract”):

(i)   any Contract that would be required to be filed by Qorvo as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)   any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act);

(iii)   any Qorvo IP Contract;

(iv)   any Contract that grants to any third party any exclusive rights with respect to any Qorvo Intellectual Property that is material to Qorvo and the Qorvo Subsidiaries, taken as a whole;

(v)   any Contract (A) relating to the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise), (B) that is or creates a partnership or joint venture with any other Person or that relates to the formation, operation, management or control of any such partnership or joint venture or (C) under which Qorvo or any Qorvo Subsidiary has, directly or indirectly, made any capital contribution to, or any other investment in, any Person (other than Qorvo or any Qorvo Subsidiary, and other than investments in marketable securities or advances to Qorvo Service Providers in the ordinary course of business), in each case that is material to Qorvo and the Qorvo Subsidiaries taken as a whole, in each case that are either (x) pending or (y) consummated and pursuant to which either party has material ongoing obligations;

(vi)   any Contract (A) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $50,000,000 (other than agreements solely among Qorvo and any Qorvo Subsidiaries), (B) that grants a Lien (other than a Permitted Lien) on any property or asset of Qorvo or the Qorvo Subsidiaries that is material to Qorvo and the Qorvo Subsidiaries, taken as a whole, (C) that is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the ordinary course of business and classified as cash flow hedges for accounting purposes or (D) under which any Person is guaranteeing any liabilities or obligations of Qorvo or any of the Qorvo Subsidiaries;

(vii)   any Contract that contains a right of first refusal, first offer or first negotiation, or, with respect to any asset that would reasonably be expected to be material to Qorvo and the Qorvo Subsidiaries, taken as a whole, that contains a “pick” right or other option to acquire ownership or rights, including temporarily, or a call or put right;

(viii)   any Collective Bargaining Agreement;

(ix)   any Contract that: (A) contains any provisions materially restricting the right of Qorvo or any of the Qorvo Subsidiaries to engage in any line of business, compete or transact in any business or with any Person or in any geographic area; or (B) contains any “most favored nation” or similar provisions in favor of the other party, except in each case for any such Contract that may be cancelled without penalty by Qorvo or any Qorvo Subsidiary upon notice of sixty (60) days or less;

(x)   any Contract pursuant to which Qorvo or any Qorvo Subsidiary made payments or expects to make payments in excess of $15,000,000 in the aggregate during the fiscal years ended March 29, 2025, or March 28, 2026;

(xi)   any Contract pursuant to which Qorvo or any Qorvo Subsidiary received payments or expects to receive payments in excess of $13,000,000 in the aggregate during the fiscal years ended March 29, 2025, or March 28, 2026;

(xii)   any Contract with a Qorvo Significant Customer or a Qorvo Significant Distributor for the purchase or distribution of Qorvo Products or services;

(xiii)   any Contract with a Qorvo Significant Supplier for the purchase of products or services;

(xiv)   any Contract (other than a Contract evidencing any Qorvo RSU Award on the form or forms used by Qorvo in the ordinary course of business and made available to Skyworks) (A) relating to the voting of any security of Qorvo, (B) providing any Person with any preemptive right, right of participation, right of maintenance, registration right or any similar right with respect to any security of Qorvo; or (C) providing Qorvo with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security of Qorvo, in any such case, for a dollar amount of securities that is material to Qorvo and the Qorvo Subsidiaries taken as a whole; and

(xv)   any Contract evidencing the settlement of a legal proceeding: (A) that materially restricts or imposes any material obligation on Qorvo or any Qorvo Subsidiary or materially disrupts the business of Qorvo or any Qorvo Subsidiary as currently conducted; or (B) that would require Qorvo or any Qorvo Subsidiary to pay consideration valued at more than $10,000,000 in the aggregate after the date of this Agreement.

(b)   Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo: (i) each of the Qorvo Material Contracts is a valid and binding obligation of Qorvo and each Qorvo Subsidiary party thereto, and enforceable against Qorvo and the Qorvo Subsidiaries and, to the Knowledge of Qorvo, each other party thereto in accordance with its terms, and is in full force and effect; (ii) Qorvo or the Qorvo Subsidiaries, on the one hand, and, to the Knowledge of Qorvo, each other party to each Qorvo Material Contract, on the other hand, have performed all material obligations required to be performed by it under such Qorvo Material Contract, and, to the Knowledge of Qorvo, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute a violation or breach thereof, (B) give any Person the right to accelerate the maturity or performance of any Qorvo Material Contract, or (C) give any Person the right to cancel, terminate or modify any Qorvo Material Contract; and (iii) as of the Agreement Date, neither Qorvo nor any of the Qorvo Subsidiaries has received written notice, or otherwise has Knowledge, (A) that any other party to any Qorvo Material Contract intends to terminate any Qorvo Material Contract, or (B) of any material dispute related to any Qorvo Material Contract.

Section 4.19   Government Contracts.

(a)   Section 4.19(a) of the Qorvo Disclosure Schedule sets forth, as of the Agreement Date, a complete list of each of Qorvo’s active Government Contracts performed directly for the U.S. Government that are material to Qorvo and the Qorvo Subsidiaries taken as a whole, to the extent the disclosure of such information is not prohibited by applicable Law. Qorvo has made available to Skyworks correct and complete copies of all such Government Contracts required to be listed on Section 4.19(a) of the Qorvo Disclosure Schedule, to the extent the disclosure of each such contract, bid or agreement is not prohibited by applicable Law.

(b)   No active Government Contract (or if applicable and to the Knowledge of Qorvo, prime contract under which a Government Contract was awarded or is anticipated to be awarded) is currently the subject of a bid protest proceeding (or subject to a corrective action where the underlying bid protest proceeding has been dismissed in consideration of the corrective action). No Governmental Body, prime contractor or higher-tier subcontractor has notified Qorvo in writing or, to the Knowledge of Qorvo, orally of the intention to cancel or reduce the value of any Government Contract or to seek Qorvo’s agreement to lower rates under any active Government Contract.

(c)   Since January 1, 2019, except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, Qorvo has complied with (i) all material terms and conditions of each Government Contract, including without limitation all clauses, provisions and requirements incorporated expressly by reference or by operation of any applicable Laws or regulations, (ii) each material obligation required to be performed under each Government Contract and (iii) the material requirements of all applicable Laws pertaining to each Government Contract, including without limitation the Federal Acquisition Regulation (the “FAR”), the Defense Federal Acquisition Regulation Supplement (the “DFARS”) and other agency supplements to the FAR, whether incorporated explicitly, by reference or by operation of Law, where and as applicable.

(d)   Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, all representations, certifications, disclosures and warranties executed, acknowledged or submitted by or on behalf of Qorvo, since January 1, 2019, with respect to any Government Contract were current, accurate and complete in all material respects as of their effective date (the dates on which they were made or deemed made); Qorvo has complied, as applicable, in all material respects with all such representations, certifications, disclosures and warranties, and any obligation to update.

(e)   Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, since January 1, 2019, (i) no Governmental Body, prime contractor or higher-tier subcontractor under any Government Contract, nor any other Person, has notified Qorvo in writing or, to the Knowledge of Qorvo, orally of any actual or alleged violation or breach of any applicable Law, representation, certification, disclosure obligation, contract term, condition, requirement or specification, or administrative order pertaining to any Government Contract, (ii) Qorvo has not received any notice of termination for default or cause, notice of termination for convenience (in whole or in part), cure notice or show cause notice, default or deficiency notice, letter of concern, or similar notice, stop work order, or non-exercise of an option to extend relating to any Government Contract, (iii) no such notice or order has been threatened, in writing or, to the Knowledge of Qorvo, orally, with respect to any Government Contract and (iv) to the Knowledge of Qorvo, no event, condition, or omission has occurred or exists that would constitute grounds for a notice of termination for default or cause, a cure notice or show cause notice, or a default or deficiency notice with respect to any Government Contract.

(f)   Since January 1, 2019, Qorvo has not received written or, to the Knowledge of Qorvo, oral notice of any claims, setoffs/withholds, contract disputes, or requests for equitable adjustments arising under or relating to any active Government Contract, and no Governmental Body has threatened in writing, or to the Knowledge of Qorvo, orally, to assert a claim against Qorvo for breach of contract or violation of any applicable Laws that would be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole. To the Knowledge of Qorvo, no facts or circumstances exist that would reasonably be expected to result in any material claims or material contract disputes related to any active Government Contract.

(g)   Since January 1, 2019, Qorvo has not taken any action that could reasonably be expected to give rise to: (i) a suit under the federal False Claims Act or similar applicable Law or (ii) a claim for a material price adjustment under the Truthful Cost or Pricing Data Act, FAR Part 31 cost principles, or comparable Law.

(h)   Section 4.19(h) of the Qorvo Disclosure Schedule lists, as of the Agreement Date, to the extent not prohibited by applicable Law or the terms of Qorvo’s active Government Contracts (i) all facility security clearances (“FCLs”) held by Qorvo and the issuing CSA and level of clearance for each FCL, and (ii) the number of Qorvo employees who currently hold personnel security clearances (“PCLs”). To the Knowledge of Qorvo, there are no facts, events, conditions, acts, omissions or other circumstances that would reasonably be expected to give rise to the suspension or termination of any FCL of Qorvo. Qorvo holds the FCLs necessary to conduct the business of Qorvo and perform all active classified Government Contracts.

(i)   Qorvo has not assigned or otherwise conveyed or transferred, or agreed to assign or otherwise convey or transfer, any active Government Contract, or any account receivable or revenue relating thereto to any Person, whether as a security interest or otherwise. Qorvo has not entered into any financing arrangement with respect to any active Government Contract.

(j)   Since January 1, 2020, Qorvo has not received any adverse or negative past performance evaluations, reports, or ratings (including without limitation material weaknesses or material deficiencies noted in any Contractor Performance Assessment Reports, ratings of less than “satisfactory,” findings of default or other failure to perform, or termination or default) in connection with any Government Contract.

(k)   Since January 1, 2019, neither Qorvo nor any of its employees is or has been (i) debarred, suspended, proposed for suspension or debarment, listed as an excluded party on the System for Award Management, or otherwise excluded from participation in the award or performance of any Government Contract for or with any Governmental Body, or is or was, the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), (ii) subject to any tax delinquencies or felony convictions requiring disclosure under any applicable Law or Government Contract or (iii) under any administrative, civil or criminal investigation or review, or the subject of any information or criminal indictment, lawsuit, subpoena, civil investigative demand, discovery request or administrative proceeding, concerning any actual or alleged violation of any requirement or applicable Law pertaining to a Government Contract, including without limitation any civil False Claims Act or other “whistleblower” or “qui tam” lawsuit.

(l)   Since January 1, 2019, Qorvo has not made any mandatory disclosures to any Governmental Body with respect to credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery or gratuity provisions found in Title 18 of the United States Code, a violation of the civil False Claims Act, or a significant overpayment in connection with the award, performance or closeout of any Government Contract, and to the Knowledge of Qorvo, there are no facts or circumstances that would require such mandatory disclosure. Except as set forth in Section 4.19(l) of the Qorvo Disclosure Schedules, Qorvo has not made a voluntary disclosure to any Governmental Body with respect to any actual or alleged irregularity, misstatement or omission arising under or relating to a Government Contract.

(m)   Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, (i) since January 1, 2020, Qorvo has not violated any legal, administrative or contractual restriction concerning the employment of or interactions with current or former government officials and (ii) since January 1, 2020, no payment has been made by Qorvo to any Person which is or was contingent upon the award of any Government Contract in violation of any applicable Law.

(n)   Since January 1, 2019, Qorvo has been in material compliance with all applicable requirements related to data security, cybersecurity and physical security systems and procedures under its Government Contracts. Since January 1, 2019, Qorvo has been in compliance in all material respects with applicable requirements specified in the NISPOM and all applicable requirements under each Government Contract relating to the safeguarding of and access to classified information. Since January 1, 2019, neither DCSA nor any other CSA has issued to Qorvo any written adverse findings or determinations relating to Qorvo’s handling of classified or Controlled Unclassified Information (as defined in Executive Order 13556) and, to the Knowledge of Qorvo, there has been no unauthorized disclosure of classified information by any employee of Qorvo.

(o)   Since January 1, 2020, Qorvo has disclosed all Organizational Conflicts of Interest (“OCIs”) when required in connection with any Government Contract. There is no specific work or future business opportunity from which Qorvo is currently limited, prohibited, or otherwise restricted from performing or bidding, due to an OCI as defined in FAR 2.101, contract terms or provisions related to OCIs or an OCI mitigation plan that applies to Qorvo in connection with any Government Contract.

(p)   Since January 1, 2019, (i) Qorvo has not undergone and is not currently undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contract, (ii) Qorvo is not conducting any internal investigation or audit in connection with which Qorvo is using or plans to use any legal counsel, auditor, accountant or investigator, (iii) Qorvo has not received written notice of any investigation or review relating to any Government Contract, (iv) no audit, review, inspection, investigation, survey or examination of records relating to any Government Contract has been threatened in writing and (v) Qorvo has not received any written notice or otherwise become aware that any audit, review, inspection, investigation, survey or examination of records that has revealed any fact, occurrence or practice that, in any of (i)-(v), could reasonably be expected to have a Material Adverse Effect on Qorvo.

Section 4.20   Properties.

(a)   Section 4.20(a) of the Qorvo Disclosure Schedule sets forth a true, complete and correct list, as of the Agreement Date, of the street address of each parcel of Qorvo Owned Real Property, as well as a list of any Contracts to acquire any real property by Qorvo or any Qorvo Subsidiary.  Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, Qorvo and/or the applicable Qorvo Subsidiary has good, valid and marketable fee title to all Qorvo Owned Real Property, free and clear of all Liens (except for Permitted Liens).  There are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses, subleases or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Qorvo Owned Real Property or any portion thereof or interest therein.  To the extent in the possession of Qorvo, Qorvo has made available to Skyworks complete and accurate copies of all deeds, mortgages, title insurance policies (or if none for the applicable property, title insurance commitments or title insurance reports for such property), surveys, zoning reports, leases, subleases and licenses for each Qorvo Owned Real Property.

(b)   Section 4.20(b) of the Qorvo Disclosure Schedule sets forth a true, complete and correct list of all leasehold or subleasehold estates or other license or occupancy agreements (whether written or oral), and all amendments or modifications thereto (collectively, the “Qorvo Real Property Leases”) held by Qorvo or any Qorvo Subsidiary as of the Agreement

Date (collectively, the “Qorvo Leased Real Property”).  Except as would not reasonably be expected to interfere in any material respects with the current use and operation of the Qorvo Leased Real Property by Qorvo and the Qorvo Subsidiaries, each Qorvo Real Property Lease is in full force and effect, and Qorvo or a Qorvo Subsidiary holds a valid and existing leasehold interest in all of the Qorvo Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens (except for Permitted Liens).  All parties to each Qorvo Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.  Qorvo has made available to Skyworks complete and accurate copies of each of the Qorvo Real Property Leases described on Section 4.20(b) of the Qorvo Disclosure Schedule.

(c)   Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, with respect to each Qorvo Owned Real Property and each Qorvo Leased Real Property: (i) neither Qorvo nor any of the Qorvo Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings; (ii) neither Qorvo nor any of the Qorvo Subsidiaries has received any written notice that would reasonably be likely to cause either Qorvo or any of the Qorvo Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the Knowledge of Qorvo, each Qorvo Owned Real Property and each Qorvo Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to be material, individually or in the aggregate, to Qorvo and the Qorvo Subsidiaries, taken as a whole; and (iv) all utilities presently serving the Qorvo Owned Real Property and Qorvo Leased Real Property are presently adequate to service the existing normal operations of Qorvo and the Qorvo Subsidiaries.

Section 4.21   Tangible Personal Property.  Except as would not reasonably be expected to have a Material Adverse Effect on Qorvo, each of Qorvo and the Qorvo Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all tangible personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens.  Such tangible personal property is in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and is sufficient for the uses in which such property is presently employed.

Section 4.22   Qorvo Significant Customers and Distributors.  Section 4.22 of the Qorvo Disclosure Schedule sets forth (a) a true and complete list of the top 20 customers (excluding distributors) by revenue for Qorvo and the Qorvo Subsidiaries during the fiscal year ended March 29, 2025, based on amounts paid or payable, or that would otherwise reasonably be expected to be one of the top 20 customers (excluding distributors) by revenue for Qorvo and the Qorvo Subsidiaries for the fiscal year ending March 28, 2026 (each, a “Qorvo Significant Customer”), and (b) a true and complete list of the top 10 distributors by revenue for Qorvo and the Qorvo Subsidiaries during the fiscal year ended March 29, 2025, based on amounts paid or payable, or that would otherwise reasonably be expected to be one of the top 10 distributors by revenue for Qorvo and the Qorvo Subsidiaries for the fiscal year ended March 28, 2026 (each, a “Qorvo Significant Distributor”).  As of the date of this Agreement, (i) none of Qorvo nor any of the Qorvo Subsidiaries has any outstanding material dispute with any Qorvo Significant Customer or Qorvo Significant Distributor, (ii) Qorvo has not received any written notice from any Qorvo Significant Customer or Qorvo Significant Distributor that such Qorvo Significant Customer or Qorvo Significant Distributor shall not continue as a customer or distributor, as applicable, of Qorvo or any of the Qorvo Subsidiaries, as applicable, or that such customer or distributor intends to terminate or materially modify existing Contracts with Qorvo or any of the Qorvo Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with Qorvo and the Qorvo Subsidiaries and (iii) there are no facts or circumstances that would reasonably be expected to result in, form the basis of or give rise to a material dispute with any Qorvo Significant Customer or Qorvo Significant Distributor.

Section 4.23   Qorvo Significant Suppliers.  Section 4.23 of the Qorvo Disclosure Schedule sets forth a true and complete list of each supplier who was one of the 20 largest suppliers of Qorvo and the Qorvo Subsidiaries by spend during the fiscal year ended March 29, 2025, based on amounts paid or payable or that would otherwise reasonably be expected to be one of the 20 largest suppliers of Qorvo and the Qorvo Subsidiaries by spend for the fiscal year ending March 28, 2026 (each, a “Qorvo Significant Supplier”).  As of the date of this Agreement, (i) none of Qorvo nor any of the Qorvo Subsidiaries has any outstanding material dispute with any Qorvo Significant Supplier, and (ii) Qorvo has not received any written notice from any Qorvo Significant Supplier that such Qorvo Significant Supplier shall not continue as a supplier of Qorvo or any of the Qorvo Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify existing Contracts with Qorvo or any of the Qorvo Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with Qorvo and the Qorvo Subsidiaries.

Section 4.24   No Other Qorvo Representations or Warranties.  Skyworks hereby acknowledges and agrees that (a) except for the representations and warranties set forth in Article IV, none of Qorvo or any of its Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to Qorvo, or any of its Affiliates or Representatives, or their respective businesses or operations, including with respect to any information provided or made available to Skyworks or any of its Affiliates or Representatives or any other Person and (b) except in the case of fraud, none of Qorvo or any of its Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Skyworks, or any of its Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Skyworks, or any of its Affiliates or Representatives or any other Person, or the use by Skyworks, or any of its Affiliates or Representatives or any other Person, of any information provided or made available to any of them by Qorvo or any Qorvo Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Skyworks, or any of its Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Mergers or any other Transactions.

Section 4.25   Inapplicability of Anti-takeover Statutes; No Rights Plan.  Assuming the accuracy of the representations and warranties of Skyworks in Article V, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, or provision of the Certificate of Incorporation of Qorvo, applicable to this Agreement and the

Transactions that requires additional action by the Qorvo Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions.  None of such actions by the Qorvo Board have been amended, rescinded, or modified.  Assuming the accuracy of the representations and warranties of Skyworks in Article V, no other “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the Transactions.  Qorvo has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of Qorvo. As of the date hereof, Qorvo is not an “interested stockholder” of Skyworks, as such term is defined in Section 203 of the DGCL.

Article V

REPRESENTATIONS AND WARRANTIES OF SKYWORKS

Except as set forth in (i) the reports, schedules, forms, statements and other documents (including exhibits and all information incorporated by reference) filed by Skyworks and the Skyworks Subsidiaries with the SEC since November 22, 2022 (the “Skyworks SEC Report Date”), and prior to the Agreement Date (but without giving effect to any amendment to any such document filed on or after the Agreement Date) and which are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, other than any information that is predictive or forward looking in nature or information contained under the captions “Risk Factors” or “Forward-Looking Statements” (or similar) (each, an “Available Skyworks SEC Document”) (it being understood that this clause (i) shall not be applicable to Section 5.2) or (ii) the Skyworks Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein; provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Qorvo of the information required to be disclosed in respect of such other sections) delivered by Skyworks to Qorvo on the Agreement Date (the “Skyworks Disclosure Schedule”), Skyworks hereby represents and warrants to Qorvo as follows:

Section 5.1   Organization.

(a)   Each of Skyworks and the Subsidiaries of Skyworks (the “Skyworks Subsidiaries”) is duly organized, validly existing and, where applicable as a legal concept, in good standing under the laws of its jurisdiction of organization.  Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, each of Skyworks and the Skyworks Subsidiaries is duly qualified and/or licensed to do business as a foreign corporation, limited liability company or limited partnership, and, where applicable as a legal concept, is in good standing in each jurisdiction in which the nature of the business conducted by it or the leasing of properties makes such qualification or licensing necessary.

(b)   Each of Skyworks and the Skyworks Subsidiaries has all requisite power and authority and possesses all Permits and has made all filings required under applicable Law necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, in each case except for such Permits or filings, the lack of which would not reasonably be expected to have a Material Adverse Effect on Skyworks.  Since January 1, 2022, neither Skyworks nor any of the Skyworks Subsidiaries has received any written notice of any violation of or failure to comply with any material Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any material Permit, and each such material Permit has been validly issued or obtained and is in full force and effect except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Skyworks.

(c)   The copy of the Fourth Amended and Restated By-laws of Skyworks which is filed as an exhibit to Skyworks’ Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended September 27, 2024, filed with the SEC on January 24, 2025, and the copy of the Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation of Skyworks”), which is filed as an exhibit to Skyworks’ Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2025 (together, the “Skyworks Charter Documents”), are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date.  For each Significant Subsidiary, Skyworks has made available to Qorvo true, correct and complete copies of the articles of incorporation (including any certificates of designation), bylaws or like organizational documents, each as amended to the Agreement Date.

(d)   Neither Skyworks nor any Skyworks Subsidiary is in violation of any of the provisions of the certificate of incorporation or bylaws (or equivalent constituent documents), including all amendments thereto, of such entity.

Section 5.2   Capitalization.

(a)   The authorized capital stock of Skyworks consists of (i) 525,000,000 shares of common stock, par value $0.25 per share (“Skyworks Common Stock”), and (ii) 25,000,000 shares of preferred stock, without par value (“Skyworks Preferred Stock”).  As of the close of business on the Capitalization Date: (A) 148,679,767 shares of Skyworks Common Stock were issued and outstanding; (B) 0 shares of Skyworks Preferred Stock were issued or outstanding; (C) 17,524,300 shares of Skyworks Common Stock were held by Skyworks in its treasury; (D) there were outstanding Skyworks Options to purchase 10,228 shares of Skyworks Common Stock, whether or not presently exercisable; (E) 7,930,773 shares of Skyworks Common Stock were subject to issuance pursuant to outstanding Skyworks RSU Awards (with any such Skyworks RSU Awards that are subject to performance measures reflected at maximum); (F) 2,071,457 shares of Skyworks Common Stock were reserved for future issuance under the Skyworks ESPPs; and (G) 9,006,012 shares of Skyworks Common Stock were reserved for future issuance under the Skyworks Stock Plans.  All of the outstanding shares of Skyworks Common Stock have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.  There are no outstanding contractual obligations of Skyworks of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of Skyworks.  Other than (x) as set forth in this Section 5.2(a) or (y) for changes since the close of business on the Capitalization Date resulting from the grant (in accordance with this Agreement), exercise or vesting of rights under the Skyworks ESPPs or Skyworks Equity Awards outstanding as of the Capitalization Date and in accordance with their terms ((x) and (y), the “Skyworks Capitalization Exceptions”), there are no outstanding bonds, debentures, notes or other indebtedness or securities of Skyworks having the right to vote (or, other than the outstanding Skyworks Equity Awards or rights under the Skyworks ESPPs, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Skyworks may vote.  Neither Skyworks nor any Skyworks Subsidiary is a party to any voting agreement with respect to any Skyworks Common Stock.

(b)   Except as set forth in Section 5.2(a), (i) as of the close of business on the Capitalization Date, no shares of capital stock or other voting securities of Skyworks are outstanding, and (ii) except as set forth in the Skyworks Capitalization Exceptions, there are no outstanding securities, options, equity or equity-based compensation, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Skyworks or any Skyworks Subsidiary is a party or by which any of them is bound obligating Skyworks or any of the Skyworks Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Skyworks or any Skyworks Subsidiary or obligating Skyworks or any Skyworks Subsidiary to issue, grant, extend or enter into any such security, option, equity or equity-based compensation, warrant, call, right, commitment, agreement, arrangement or undertaking.

Section 5.3   Authorization; No Conflict.

(a)   Skyworks has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party and, subject to receipt of the Skyworks Stockholder Approval and assuming the accuracy of the representations and warranties of Qorvo in the last sentence of Section 4.25 (the “Qorvo 203 Rep”), to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Transactions.  The execution and delivery of this Agreement and all other agreements and documents contemplated hereby to which it is or will be a party by Skyworks, the performance by Skyworks of its obligations hereunder and thereunder and the consummation by Skyworks of the Transactions have been duly authorized by the Skyworks Board.  This Agreement has been duly executed and delivered by Skyworks and, assuming due execution and delivery by Qorvo and Merger Subs, constitutes a valid and binding obligation of Skyworks, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b)   The Skyworks Board, at a meeting duly called and held, duly and unanimously adopted resolutions: (i) approving the execution, delivery and performance of this Agreement and the Transactions; (ii) determining that the terms of the Mergers and the other Transactions are fair to and in the best interests of Skyworks and its stockholders; (iii) recommending that the holders of Skyworks Common Stock approve the Skyworks Stock Issuance and directed that the Skyworks Stock Issuance be submitted for approval by Skyworks’ stockholders at the Skyworks Stockholder Meeting; and (iv) declaring that this Agreement and the Transactions, including the Mergers, are advisable.  Such resolutions have not been rescinded or modified in any way.  Assuming the accuracy of the Qorvo 203 Rep, except for the Skyworks Stockholder Approval, the approval of the Skyworks Board (which approval has been obtained and not subsequently rescinded or modified in any way as of the Agreement Date) and the filing of the First Certificate of Merger and Second Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Skyworks are necessary to authorize the consummation of the Transactions.

(c)   The execution, delivery and performance of this Agreement by Skyworks, the consummation by Skyworks of the Transactions and the compliance by Skyworks with each of the provisions herein, will not (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of Skyworks or any of the Skyworks Subsidiaries, (ii) require any Consent by any Person under, contravene or conflict with or result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the transfer of any material asset of Skyworks to any Person, or accelerate the performance required by Skyworks under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by Skyworks or any of the Skyworks Subsidiaries pursuant to the terms, conditions or provisions of, any Skyworks Material Contract or Skyworks Real Property Lease to which Skyworks or any Skyworks Subsidiary is a party or by which it is bound, or (iii) assuming the accuracy of the Qorvo 203 Rep, subject to obtaining or making the Consents, orders, registrations, declarations and filings referred to in Section 5.3(d) below, violate any Judgment or any Law applicable to Skyworks or any of the Skyworks Subsidiaries or any of their respective properties or assets, except in the case of clauses (ii) or (iii) for such violations, breaches or defaults that, or Consents, orders, registrations, declarations or filings the failure of which to make or obtain, would not reasonably be expected to have a Material Adverse Effect on Skyworks.

(d)   No Consent or order of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by Skyworks or any Skyworks Subsidiary in connection with Skyworks’ execution, delivery and performance of this Agreement or the consummation by Skyworks of the Transactions, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, (ii) compliance with and filings pursuant to the HSR Act and other applicable Antitrust Laws or Investment Screening Laws of any jurisdiction, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement/Prospectus and effectiveness of the Registration Statement, (iv) compliance with the rules and regulations of Nasdaq, including with respect to the Skyworks Stock Issuance and the listing of the shares of Skyworks Common Stock to be issued in the Mergers, (v) compliance with the “blue sky” laws of various states, and (vi) any Consent, order, registration, declaration or filing required pursuant to any commercial Contract between Skyworks or any Skyworks Subsidiary, on the one hand, and a Governmental Body, on the other hand, and in each case except where the failure to obtain or take such action would not reasonably be expected to have a Material Adverse Effect on Skyworks.

(e)   Assuming the accuracy of the Qorvo 203 Rep, the only vote of holders of any class or series of capital stock of Skyworks necessary to adopt this Agreement and to approve the Transactions is the approval of the issuance of shares of Skyworks Common Stock hereunder (including pursuant to Section 3.2) by a majority in voting power of the Skyworks stockholders present in person or by proxy and entitled to vote thereon, a quorum being present (the “Skyworks Stockholder Approval”).

Section 5.4   Subsidiaries.

(a)   A true, correct and complete list of the Skyworks Subsidiaries and their respective jurisdictions of organization is set forth in Section 5.4(a) of the Skyworks Disclosure Schedule.

(b)   All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Skyworks Subsidiary are, where applicable as a legal concept, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by Skyworks or by a Skyworks Subsidiary free and clear of any Liens (other than Permitted Liens) or limitations on voting rights, except for de minimis equity interests held by a third party for local regulatory reasons.  There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Skyworks Subsidiary.  There are no agreements requiring Skyworks or any Skyworks Subsidiary to make contributions to the capital of, or lend or advance funds to, any Skyworks Subsidiary.  Except for equity interests in the Skyworks Subsidiaries, Skyworks does not own, directly or indirectly, any material capital stock and/or other ownership interest in any Person.  There are no outstanding contractual obligations of any Skyworks Subsidiary to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests.

(c)   Neither Skyworks nor any of the Skyworks Subsidiaries owns any material interest or investments (whether equity or debt), or any material interest or investment convertible into or exchangeable for any such interest or investment, in any corporation, partnership, joint venture, trust or other entity, other than a Skyworks Subsidiary.

(d)   Neither Skyworks nor any of the Skyworks Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in or to Skyworks or any Skyworks Subsidiary).

(e)   Neither Skyworks nor any of the Skyworks Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Skyworks and any Skyworks Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated under the Exchange Act), where the result, purpose, or intended effect of such commitment, joint venture, partnership, Contract or arrangement is to avoid disclosure of any material transaction involving Skyworks or any Skyworks Subsidiary in Skyworks’ or such Skyworks Subsidiary’s financial statements.

Section 5.5   SEC Reports and Financial Statements; No Undisclosed Liabilities.

(a)   Since the Skyworks SEC Report Date, Skyworks has timely filed or furnished with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto and any documents filed or furnished during such period by Skyworks to the SEC on a voluntary basis, and including any amendments thereto, the “Skyworks SEC Reports”) required to be filed or furnished by Skyworks with the SEC.  As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the Skyworks SEC Reports comply in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Skyworks SEC Reports, and none of the Skyworks SEC Reports contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Skyworks to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.  None of the Skyworks Subsidiaries are required to file any forms, reports or other documents with the SEC pursuant to Sections 12 or 15 of the Exchange Act.  As of the Agreement Date, there are no outstanding or unresolved written comments from the SEC with respect to the Skyworks SEC Reports.  As of the Agreement Date, to the Knowledge of Skyworks, none of the Skyworks SEC Reports filed on or prior to the Agreement Date are the subject of ongoing SEC review.

(b)   Each of the financial statements (including, in each case, any related notes and schedules thereto) of Skyworks contained in the Skyworks SEC Reports (collectively, the “Skyworks Financial Statements”), as of their respective dates of filing with the SEC (or, if such Skyworks SEC Reports were amended prior to the Agreement Date, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), (i) complies as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) has been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and (iii) presents fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of Skyworks and the Skyworks Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments and except as indicated in the notes to such Skyworks Financial Statements or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC, and except that the unaudited Skyworks Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which either individually or in the aggregate will be material in amount).

(c)   Neither Skyworks nor any of the Skyworks Subsidiaries has, since the date of the most recent consolidated balance sheet of Skyworks included in the Skyworks SEC Reports, incurred any liabilities or obligations that would be required to be reflected or reserved against in a consolidated balance sheet of Skyworks and its consolidated Subsidiaries prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of Skyworks and its consolidated Subsidiaries included in Skyworks’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2025, or in the notes thereto (the “Skyworks Balance Sheet”), except for (i) liabilities or obligations disclosed and provided for in the Skyworks Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the Skyworks Balance Sheet, (iii) liabilities or obligations arising under Contracts to which Skyworks or the Skyworks Subsidiaries are a party (other than due to any breach thereof), (iv) liabilities and obligations incurred in connection with the Mergers or otherwise as contemplated or permitted by this Agreement, (v) liabilities owed by one wholly owned Skyworks Subsidiary to another wholly owned Skyworks Subsidiary or liabilities owed by Skyworks to any wholly owned Skyworks Subsidiary, (vi) liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect on Skyworks, or (vii) liabilities or obligations listed on Section 5.5(c) of the Skyworks Disclosure Schedule.

(d)   Since January 1, 2022, there has been no change in Skyworks’ accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Skyworks Financial Statements, except as described in the Skyworks SEC Reports or except as may be required by any regulatory authority.  The reserves reflected in the Skyworks Financial Statements are in accordance with GAAP and have been calculated in a consistent manner.

(e)   With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report filed prior to the Agreement Date, in each case that are Skyworks SEC Reports, the principal executive officer and principal financial officer of Skyworks (or each former principal executive officer and each former principal financial officer of Skyworks) have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct as of their respective dates (except for such certifications contained in a Skyworks SEC Report that was subsequently amended prior to the Agreement Date).

(f)   Skyworks’ system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (iii) that access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Skyworks’ assets that would materially affect Skyworks’ financial statements.

(g)   Skyworks’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by Skyworks in the reports that it files or submits under the Securities Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to Skyworks’ management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Skyworks required under the Exchange Act with respect to such reports.  Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, Skyworks has disclosed, based on its most recent evaluation prior to the Agreement Date, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting.

(h)   Skyworks is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.  Since the enactment of the Sarbanes-Oxley Act, Skyworks has not made any prohibited loans to any executive officer of Skyworks (as defined in Rule 3b-7 under the Exchange Act) or director of Skyworks.  There are no outstanding loans or other extensions of credit made by Skyworks to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Skyworks.

Section 5.6   Absence of Certain Changes.

(a)   Since the date of the Skyworks Balance Sheet through the Agreement Date, (i) Skyworks and the Skyworks Subsidiaries have conducted their business in the ordinary course of business, and (ii) there has not been any Material Adverse Effect on Skyworks.

(b)   Since the date of the Skyworks Balance Sheet through the Agreement Date, neither Skyworks nor any Skyworks Subsidiary has taken any action that would, if taken after the Agreement Date, be prohibited by Section 6.2 (other than clauses (l), (o), (s) or (v) thereof).

Section 5.7   Litigation.  Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, as of the date of this Agreement, (a) there are no Legal Proceedings pending or, to the Knowledge of Skyworks, threatened against Skyworks or any of the Skyworks Subsidiaries; (b) there are no Judgments of any Governmental Body or arbitrator outstanding against Skyworks or any of the Skyworks Subsidiaries; and (c) there are no investigations by any Governmental Body pending or, to the Knowledge of Skyworks, threatened against Skyworks or any of the Skyworks Subsidiaries.

Section 5.8   Information Supplied.  Each document required to be filed by Skyworks with the SEC or required to be distributed or otherwise disseminated to Skyworks’ stockholders in connection with the Transactions, including the Proxy Statement/Prospectus and the Registration Statement and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.  None of the information supplied or to be supplied by Skyworks specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement, will, at the date it is disseminated or, as applicable, first mailed to the holders of Skyworks Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation or warranty is made by Skyworks with respect to statements made or incorporated by reference therein based on information supplied by Qorvo in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement.

Section 5.9   Broker’s or Finder’s Fees.  Except for Qatalyst Partners LP (“Qatalyst”) and Goldman Sachs & Co. LLC (“Goldman Sachs”), no agent, broker, Person or firm acting on behalf of Skyworks or any Skyworks Subsidiary or under Skyworks’ or any Skyworks Subsidiary’s authority is or will be entitled to any commission or broker’s or finder’s fee or commission in connection with any of the Transactions.

Section 5.10   Employee Plans.

(a)   Section 5.10(a) of the Skyworks Disclosure Schedule sets forth a complete and correct list of each material Skyworks Plan.

(b)   Skyworks has made available to Qorvo or its counsel accurate and complete copies of the Skyworks Stock Plans and Skyworks ESPPs and the forms of award agreements and corresponding grant notices evidencing the Skyworks Equity Awards, and other than differences with respect to the number of shares covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no award agreement evidencing the Skyworks Equity Awards or corresponding grant notice contains material terms that are in addition to, or inconsistent with, such forms. Skyworks has made available to Qorvo a true, correct and complete schedule setting forth, as of the close of business on the Capitalization Date, each outstanding Skyworks Equity Award and to the extent applicable and permitted under Applicable Law, the employee identification number or other identifier of the holder thereof, the country of residence of the holder thereof, the number of shares of Skyworks Common Stock issuable thereunder (including target and maximum numbers for Skyworks Equity Awards subject to performance-based vesting), the expiration date, the exercise or conversion price relating thereto, the grant date, the vesting schedule (including any vesting acceleration terms), whether or not it is subject to performance-based vesting, the amount vested and outstanding, the amount unvested and outstanding, and the Skyworks Stock Plan and the Skyworks ESPP pursuant to which the award was made.  The Skyworks Stock Plans are the only plans or programs Skyworks or any of the Skyworks Subsidiaries has maintained under which stock options, restricted shares, restricted share units, performance shares or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted.  Each grant of Skyworks Equity Awards was made in accordance with the terms of the applicable Skyworks Stock Plan, the Nasdaq Rules and all applicable Laws.

(c)   Skyworks has made available to Qorvo a true, correct and complete copy of: (i) with respect to each Skyworks Plan, each written Skyworks Plan and all amendments thereto and, with respect to any unwritten Skyworks Plan, a written description of the material provisions thereof, and (ii) with respect to each Skyworks Service Provider Benefit Plan, (A) the plan document governing such Skyworks Service Provider Benefit Plan, including all amendments thereto; (B) each current trust agreement, insurance contract or policy, group annuity contract or any other funding arrangement; (C) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (D) the most recent actuarial report, financial report or valuation report; (E) the current ERISA summary plan description and each material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no ERISA summary plan description is required; (F) the most recent determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (G) all material non-routine correspondence with, or notices given to such Skyworks Service Provider Benefit Plan, Skyworks, or any Skyworks ERISA Affiliate by, the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Body relating to such Skyworks Service Provider Benefit Plan.

(d)   Each Skyworks Service Provider Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter (or, if applicable, may rely on a favorable advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of Skyworks, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Skyworks Service Provider Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, (i) each Skyworks Plan has been established, operated, maintained and administered in accordance with its provisions and in compliance with all applicable Laws, including without limitation ERISA and the Code; (ii) all payments and contributions required to be made under the terms of any Skyworks Plan and applicable Law have been timely made or the amount of such payment or contribution obligation has been reflected in the Available Skyworks SEC Documents; (iii) all material reports, returns, notices and similar documents required to be filed with any Governmental Body or distributed to any Skyworks Plan participant have been timely filed or distributed; (iv) none of Skyworks or any Skyworks Subsidiary or, to the Knowledge of Skyworks, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA), with respect to any Skyworks Plan that would result in the imposition of any liability to Skyworks or any Skyworks Subsidiary; and (v) there are no pending or, to the Knowledge of Skyworks, threatened suits, actions, disputes, audits, investigations or claims with respect to any Skyworks Plan by or on behalf of any participant in any such Skyworks Plan, or otherwise involving any such Skyworks Plan or the assets of any Skyworks Plan, other than routine claims for benefits.

(f)   No Skyworks Plan provides for a “gross-up,” reimbursement or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(g)   Each Skyworks Plan that is subject to Section 409A of the Code has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

(h)   No Skyworks Service Provider Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code.  During the immediately preceding six years, (i) no liability under Section 302 or Title IV of ERISA has been incurred by Skyworks, any Skyworks Subsidiary or any Skyworks ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Skyworks, any Skyworks Subsidiary or any Skyworks ERISA Affiliate of incurring any such liability; and (ii) no event has occurred and there currently exists no condition or circumstances that would subject Skyworks or any Skyworks Subsidiary to any Controlled Group Liability.

(i)   None of Skyworks, any Skyworks Subsidiary or any Skyworks ERISA Affiliate has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(j)   No Skyworks Plan provides health, life or other welfare benefits to current or former employees of Skyworks or any Skyworks Subsidiary after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B) of the Code).

(k)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee or other individual service provider of Skyworks or any Skyworks Subsidiary to any payment or benefit (or result in the funding of any such payment or benefit) under any Skyworks Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by Skyworks or any Skyworks Subsidiary under any Skyworks Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Skyworks Plan; or (iv) limit or restrict the right of Skyworks, any Skyworks Subsidiary, the Surviving Corporation, the Surviving Company or Qorvo to merge, amend or terminate any Skyworks Plan.

(l)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, each Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance in all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Body, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of Skyworks, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law; and (v) is not subject to any pending or, to the Knowledge of Skyworks, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

(m)   Neither Skyworks nor any Skyworks Subsidiary has ever (i) been an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to a defined benefit pension scheme, or (ii) in the past six years, been an “associate” of or “connected” with  (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any Person who is or has been an employer in relation to a UK defined benefit pension arrangement. No employee nor former employee of Skyworks or any Skyworks Subsidiary previously transferred to Skyworks or any Skyworks Subsidiary pursuant to the Transfer Regulations and no such employee or former employee prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death.

Section 5.11   Opinion of Skyworks Advisors.  The Skyworks Board (i) has received from Qatalyst an opinion to the effect that, as of the date of such opinion and subject to the various qualifications, assumptions, limitations and others matters set forth therein, the Merger Consideration to be paid by Skyworks pursuant to this Agreement is fair, from a financial point of view, to Skyworks, and (ii) has received an oral opinion (to be confirmed in writing) of Goldman Sachs to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Merger Consideration is fair, from a financial point of view, to Skyworks.  A true, correct and complete copy of each such opinion was, or promptly after the execution and delivery of this Agreement will be, delivered to Qorvo on a non-reliance basis for informational purposes only.  Skyworks has been or will be authorized by each of Qatalyst and Goldman Sachs to permit the inclusion of such opinion, as applicable, in the Proxy Statement/Prospectus, subject to the terms and conditions of Qatalyst’s or Goldman Sachs’ engagement letter, as applicable.

Section 5.12   Taxes.

(a)   Each of Skyworks and the Skyworks Subsidiaries has timely filed all material Tax Returns required to be filed by it (taking into account applicable extensions of time within which to file) in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects.  None of Skyworks or the Skyworks Subsidiaries are currently the beneficiary of any extension of time within which to file any material Tax Returns.

(b)   All material Taxes of each of Skyworks and the Skyworks Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid in full and Skyworks and each Skyworks Subsidiary have made, in accordance with GAAP, adequate provision (or adequate provision has been made on their behalf) for all accrued material Taxes not yet due.

(c)   No deficiency for any amount of material Taxes has been proposed or asserted in writing or assessed by any Governmental Body against Skyworks or any of the Skyworks Subsidiaries that remains unpaid.

(d)   There are no Liens on any of the assets, rights or properties of Skyworks or any Skyworks Subsidiary with respect to Taxes, other than Permitted Liens.

(e)   There is no claim, audit, action, suit, proceeding, examination, investigation or other administrative or judicial proceeding ongoing or currently pending or, to the Knowledge of Skyworks threatened against or with respect to Skyworks or any Skyworks Subsidiary in respect of any material Tax.

(f)   There are no waivers or extension of any statute of limitations currently in effect with respect to material Taxes of Skyworks or the Skyworks Subsidiaries other than pursuant to extensions of the due date to file a Tax Return properly obtained in the ordinary course of business.

(g)   No written claim has ever been made by a Governmental Body in a jurisdiction where Skyworks or any Skyworks Subsidiary does not file Tax Returns that Skyworks or any Skyworks Subsidiary is or may be subject to taxation by such jurisdiction.

(h)   All material Taxes required to be withheld or collected by Skyworks or a Skyworks Subsidiary have been withheld and collected and, to the extent required by applicable Law, timely paid to the appropriate Governmental Body.

(i)   Neither Skyworks nor any Skyworks Subsidiary has been a party to a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)   Within the last two (2) years, neither Skyworks nor any Skyworks Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(k)   Neither Skyworks nor any Skyworks Subsidiary will be required to include any material item of income (or exclude any material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, or (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date.

(l)   Neither Skyworks nor any Skyworks Subsidiary is a party to or bound by, or has any obligation under, any material Tax sharing agreement, Tax indemnity obligation or similar agreement (other than (i) Contracts entered into with customers in the ordinary course of business, (ii) any agreement or arrangement solely between or among Skyworks and/or any Skyworks Subsidiary), and (iii) any customary Tax gross-up and indemnification provisions in agreements entered into in the ordinary course of business or the principal purpose of which does not relate to Taxes), or any advance pricing agreement, closing agreement or other material agreement relating to Taxes entered into with any Tax authority.

(m)   Neither Skyworks nor any Skyworks Subsidiary (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing any material Tax Returns or paying any material amount of Taxes, except for any such group of which Skyworks is the common parent or (ii) has any material liability for Taxes of any Person (other than Skyworks or any Skyworks Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Laws) or as a transferee or successor.

(n)   None of Skyworks or the Skyworks Subsidiaries has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

Section 5.13   Environmental Matters.  Except for such matters that have not resulted in and would not reasonably be expected to result in any liability that is material to Skyworks and the Skyworks Subsidiaries, taken as a whole: (i) Skyworks and the Skyworks Subsidiaries have been and are otherwise in compliance with all applicable Environmental Laws and there are no pending or, to the Knowledge of Skyworks, threatened demands, claims, information requests or notices of noncompliance, violation or liability or potential liability regarding Skyworks or any Skyworks Subsidiary, or any person for whom they may have legal or contractual responsibility, relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other response, action, or compliance under, any Environmental Law; (ii) to the Knowledge of Skyworks, there are no circumstances that would reasonably be expected to give rise to any violation of or result in any material liability under any Environmental Laws for Skyworks or any Skyworks Subsidiary or any Person for whom they may have legal or contractual responsibility; and (iii) all material permits, notices, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of Skyworks’ and the Skyworks Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by Skyworks or any Skyworks Subsidiary have been duly obtained or filed, are currently in effect, and Skyworks and the Skyworks Subsidiaries are in material compliance with the terms and conditions of all such material permits, notices, approvals and authorizations, and, to Skyworks’ Knowledge, there are no circumstances that would reasonably be expected to prevent such material compliance in the future.

Section 5.14   Compliance with Laws.

(a)   Skyworks and the Skyworks Subsidiaries (i) as of the date of this Agreement, are, and have at all times since January 1, 2022, been in compliance with all Laws applicable to Skyworks or the Skyworks Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing and (ii) since January 1, 2022, through the date of this Agreement, have not been notified in writing by any Governmental Body of any violation, or any investigation with respect to any such Law, in each case, except for any such violation that is not, and would not reasonably be expected to have a Material Adverse Effect on Skyworks.

(b)   Since April 24, 2019, neither Skyworks nor any of the Skyworks Subsidiaries has taken any action that would constitute a violation of any applicable Sanctions or Customs & Trade Laws.

(c)   Since April 24, 2019, Skyworks and the Skyworks Subsidiaries have maintained policies and procedures designed to ensure compliance by Skyworks and the

Skyworks Subsidiaries, and their respective directors, officers, employees, agents, and other Persons acting on behalf of any of them, with applicable Sanctions and Customs & Trade Laws.

(d)   No Action or, to the Knowledge of Skyworks, investigation, inquiry, or enforcement proceeding by or before any Governmental Body involving Skyworks, any of the Skyworks Subsidiaries or, to the Knowledge of Skyworks, their respective directors, officers, employees, or agents, acting on behalf of or for the benefit of Skyworks or any of the Skyworks Subsidiaries (each in their capacity as such), with respect to Sanctions or Customs & Trade Laws is, as of the date of this Agreement, or since April 24, 2019, through the date of this Agreement, has been, pending or, to the Knowledge of Skyworks, threatened in writing.

(e)   Neither Skyworks nor any of the Skyworks Subsidiaries, or any of their respective officers, directors, employees, agents, or other Persons acting on behalf of any of them, since April 24, 2019, has, and is not, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Territory.

(f)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, none of Skyworks, any Skyworks Subsidiary or any director, officer, employee, or, to the Knowledge of Skyworks, any agent of Skyworks or any Skyworks Subsidiary has: (i) taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; the U.K. Bribery Act of 2010 and the rules and regulations thereunder; or any Anti-Corruption Laws or any other anti-bribery/corruption legislation promulgated by any Governmental Body; (ii) made any false, fictitious or misleading entries in the books or records of Skyworks or any Skyworks Subsidiary relating to any illegal payment or secret or unrecorded fund or has maintained, or is maintaining, any illegal secret or unrecorded fund; (iii) directly or indirectly made, given, offered, facilitated, promised or authorized any payment, contribution, gift, entertainment, bribe, rebate, payoff, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person employed by a Governmental Body for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose; (iv) been or is, to the Knowledge of Skyworks, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit by any Governmental Body, in connection with alleged or possible violations of any Anti-Corruption Laws; or (v) as of the date of this Agreement, received written notice or inquiry from, or made a voluntary or involuntary disclosure to, the United States Department of Justice, the Securities and Exchange Commission, the UK Serious Fraud Office, or any other Governmental Body or received a whistleblower report or conducted any internal investigation or audit, regarding alleged or possible violations of any Anti-Corruption Laws.  In addition, Skyworks and the Skyworks Subsidiaries have in place controls and systems designed to monitor and reasonably ensure compliance with Anti-Corruption Laws.

Section 5.15   Intellectual Property.

(a)   Skyworks or one of the Skyworks Subsidiaries owns all material Skyworks Intellectual Property.  Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, (i) each item of Registered Intellectual Property owned by Skyworks (“Skyworks Registered Intellectual Property”) (other than applications for Skyworks Registered Intellectual Property) is subsisting, and to the Knowledge of Skyworks, is valid and enforceable, and (ii) all Skyworks Registered Intellectual Property is free and clear of all Liens other than Permitted Liens.

(b)   No third party has a joint ownership interest in or any exclusive rights that remain in effect in, and no third party has any “pick” right, or other option to acquire ownership or exclusive rights, including temporarily and including any rights of first offer, negotiation or refusal with respect to, any Intellectual Property Right that is Skyworks Intellectual Property, except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole.

(c)   Since January 1, 2022, to the Knowledge of Skyworks, neither the Skyworks Products nor the operations of Skyworks or the Skyworks Subsidiaries have infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person, except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole.  There is no current unresolved Legal Proceeding that has been filed against Skyworks or any Skyworks Subsidiary by, and none of Skyworks or any Skyworks Subsidiary has received written notice from, any third party since January 1, 2022, in which it is alleged or has been alleged, that any Skyworks Product or the operation of the business of Skyworks or any Skyworks Subsidiary infringes, misappropriates, or otherwise violates the Intellectual Property Rights of any third party, except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole.

(d)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, in each case in which Skyworks or any Skyworks Subsidiary has engaged or hired a third party for the purpose of developing or creating any Intellectual Property Rights for ownership by any of Skyworks or the Skyworks Subsidiaries, or Skyworks or any Skyworks Subsidiary has acquired or purported to acquire ownership of any Intellectual Property Rights from any Person, in each case, that is material to the conduct of the business of Skyworks and the Skyworks Subsidiaries as currently conducted, Skyworks or such Skyworks Subsidiary, as the case may be, has obtained a valid and enforceable assignment or license sufficient to irrevocably transfer or license all such Intellectual Property Rights to Skyworks or the Skyworks Subsidiaries to the extent allowed under applicable Law.

(e)   Skyworks and the Skyworks Subsidiaries require each employee, individual consultant and individual independent contractor involved in the creation of material Intellectual Property Rights for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the forms provided to Qorvo, and all current and former employees, consultants and independent contractors of Skyworks or any Skyworks

Subsidiary that have created Intellectual Property Rights for any of them that is material to the conduct of the business of Skyworks and the Skyworks Subsidiaries as currently conducted have executed such or a substantially similar agreement.

(f)   Section 5.15(f) of the Skyworks Disclosure Schedule contains, as of the Agreement Date (i) a list of all Contracts pursuant to which a third party has licensed or granted a covenant not to sue or immunity from suit or other right to use or register any right to Skyworks or any Skyworks Subsidiary in any material Intellectual Property Rights, other than non-disclosure and confidentiality agreements, Open Source Licenses, and any licenses for commercially available, off-the-shelf Software (including Software used by third parties to provide services through software as a service (SaaS) arrangements) (“Skyworks In-Licenses”); (ii) Contracts where either Skyworks or any Skyworks Subsidiary has commissioned a third party to develop any Intellectual Property Rights that are material to the business of Skyworks or any Skyworks Subsidiary, other than written Contracts with employees or independent contractors entered into in the ordinary course of business to develop Intellectual Property Rights on a work-made-for-hire basis that are substantially in the form of one of Skyworks’ or any Skyworks Subsidiary’s standard forms made available to Qorvo; and (iii) a list of all Contracts pursuant to which both Skyworks or any Skyworks Subsidiary and a third party have licensed or granted substantially portfolio-wide rights in their respective Patents or other Intellectual Property Rights to one another (excluding licenses granted in the ordinary course of business by a customer to Skyworks or any Skyworks Subsidiary with respect to derivative works, improvements or modifications made by such third party to, or any implementations by such third party of, any Skyworks Product or any Technology provided to such third party by Skyworks or any Skyworks Subsidiary) (“Skyworks IP Cross-Licenses”).

(g)   Section 5.15(g) of the Skyworks Disclosure Schedule contains a list of all material Contracts pursuant to which Skyworks or any Skyworks Subsidiary has granted any third party any rights or licenses, or granted a right, immunity or authorization to use or otherwise exploit, other than Skyworks Ordinary Course Licenses, with respect to any Skyworks Intellectual Property, Skyworks Product or any material Technology owned by Skyworks or any Skyworks Subsidiary (the “Skyworks Out-Licenses,” and together with the Skyworks In-Licenses and Skyworks IP Cross-Licenses, the “Skyworks IP Contracts”).

(h)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, the consummation of this Agreement or the Closing of the Transactions will not trigger a contractual obligation to release any material Source Code or other material proprietary Technology, in each case owned by Skyworks or any Skyworks Subsidiary, to any third party.

(i)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, neither Skyworks nor any Skyworks Subsidiary is a party to any Contract which, upon the consummation of this Agreement or the Closing of the Transactions, will result in (or purport to result in) the granting of any new right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by Skyworks or any Skyworks Subsidiary, excluding all Skyworks Ordinary Course Licenses.  Neither Skyworks nor any Skyworks Subsidiary is a party to any Contract which, upon the execution of this Agreement or the consummation of the Transactions, will result in (or purport to result in) the granting of any new right, license, immunity from suit or covenant not to assert to any third party under or with respect to any Patents owned or controlled by Qorvo or any Qorvo Subsidiary, other than to the extent such Patent rights are limited to Skyworks Products.

(j)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, neither Skyworks nor any Skyworks Subsidiary has (i) granted, nor is any of them obligated to grant, to any third party, access or rights to any Skyworks or Skyworks Subsidiary owned Source Code in or for any Skyworks Products, (ii) taken any action that rendered any Source Code or Intellectual Property Rights, in each case owned by Skyworks or any Skyworks Subsidiary, subject to any Open Source License that requires Skyworks or any Skyworks Subsidiary to deliver any such Skyworks or Skyworks Subsidiary owned Source Code to any third party, (iii) licensed, distributed or used any Software subject to an Open Source License in material breach of the terms of any Open Source License, or (iv) licensed or granted a third party the right to obtain any Skyworks or Skyworks Subsidiary owned Source Code in any Skyworks Product or in any Technology owned by Skyworks or any Skyworks Subsidiary (including in any such case, any conditional right to access, or under which Skyworks or any Skyworks Subsidiary has established any escrow arrangement for the storage and conditional release of any Source Code, but excluding any licenses or access provided to employees, contractors, consultants and other vendors for purposes of providing services to Skyworks or any Skyworks Subsidiaries that are subject to confidentiality and non-use obligations).

(k)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, to the Knowledge of Skyworks (solely with respect to any third party Intellectual Property Rights), no Skyworks Product sold or distributed by Skyworks or any Skyworks Subsidiary since January 1, 2022, contained at the time of such sale or distribution any undisclosed or unintended disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other software routines or hardware components that are intended to (i) enable or assist any person to access without authorization or disable or erase the Skyworks Products, or (ii) otherwise significantly adversely affect the functionality of the Skyworks Products.

(l)   Except as set forth in Section 5.15(l) of the Skyworks Disclosure Schedule, no funding, facilities or resources of any government, university, college, other educational institution, or multi-national, bi-national or international non-profit organization or research center were used in the development of any material Skyworks Products or material Skyworks Intellectual Property.

(m)   Since January 1, 2020, Skyworks has marked all Government Contract documents and other documents submitted to a Governmental Body with notices and proprietary markings prior to or at the time of submission if such documents include Skyworks’ trade secrets and are entitled to such notices and proprietary markings. Skyworks has not delivered any material Skyworks Intellectual Property to any Governmental Body or higher-tier contractors in performance of any Government Contract (other than third-party computer software) and no

Governmental Body has the right to order Skyworks to deliver any material Skyworks Intellectual Property to any Governmental Body.

(n)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, (i) there are no orders issued by any Governmental Body to Skyworks or any Skyworks Subsidiary or orders issued to Skyworks or any Skyworks Subsidiary as a result of any Legal Proceeding involving Skyworks or any Skyworks Subsidiary, requiring Skyworks or any Skyworks Subsidiary to grant any license, immunity or other right under any Skyworks Intellectual Property, including on RAND or FRAND terms; (ii) Skyworks and the Skyworks Subsidiaries are compliant in all material respects with their contractual commitments with respect to the rules, requirements, and other obligations set forth by the Skyworks SSOs (including any pricing requirements or outbound licensing obligations); and (iii) since January 1, 2022, neither Skyworks nor any of the Skyworks Subsidiaries have received any written notice from any third party that Skyworks’ or any of the Skyworks Subsidiaries’ outbound licensing programs are non-compliant with such rules, requirements, and other obligations.

(o)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, Skyworks is in compliance with (i) its publicly posted privacy policies; and (ii) the applicable Privacy Laws relating to Personal Data collected, used, or held for use by Skyworks or the Skyworks Subsidiaries.

(p)   Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, Skyworks has commercially reasonable security measures in place designed to protect trade secrets and Personal Data it receives from unauthorized access, use, modification, disclosure or other misuse.

(q)   To the Knowledge of Skyworks, since January 1, 2022, there has been no material unauthorized access to or loss, theft or misuse of Personal Data held or controlled by Skyworks or the Skyworks Subsidiaries.

(r)   To the Knowledge of Skyworks, since January 1, 2022, Skyworks has not been under investigation by any state, federal, or foreign jurisdiction regarding its access, use and disclosure of Personal Data.

(s)   Since January 1, 2022, Skyworks has not received any written claim, complaint, inquiry, or notice from any governmental, regulatory, or self-regulatory authority with respect to Skyworks’ collection, processing, use, storage, security or disclosure of Personal Data, alleging that any of these activities are a material violation of any Privacy Law.

Section 5.16   Employment Matters.

(a)   Neither Skyworks nor any Skyworks Subsidiary is a party to or otherwise bound by any Collective Bargaining Agreement, nor is any Collective Bargaining Agreement presently being negotiated, nor, to the Knowledge of Skyworks, are there any Skyworks Service Providers represented by a labor or trade union, labor organization, works council or similar employee representative body.  To the Knowledge of Skyworks, there are no, and since January 1, 2022, there have been no, organizing activities, requests for recognition, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the Skyworks Service Providers.  There has not since January 1, 2022, been, and there is not currently, any pending or, to the Knowledge of Skyworks, threatened unfair labor practice charge, material labor grievance, material labor arbitration, labor strike, walkout, work stoppage, picketing, handbilling, slow-down, lockout or other material labor dispute against or affecting Skyworks or any of the Skyworks Subsidiaries.  Skyworks and the Skyworks Subsidiaries have satisfied any pre-signing notice, information, consent, or consultation obligations, and other similar requirements in respect of any applicable Collective Bargaining Agreement, or in accordance with applicable Law, to any labor or trade union, works council, labor organization or similar employee representative that may be triggered by this Agreement or the Transactions.

(b)   Skyworks and its Subsidiaries are and, since January 1, 2022, have been in compliance with all applicable Laws relating to labor and employment practices, including all Laws relating to wages and hours, classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and similar state and local Laws), holiday pay and the calculation of holiday pay, equal opportunity, employment harassment, discrimination (including diversity, equity and inclusion) and retaliation, disability rights or benefits, maternity benefits, accessibility, pay equity, workers’ compensation, affirmative action, COVID-19, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), whistleblowing, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence, unemployment insurance and the payment of social security, in each case, except for any such non-compliance that is not, and would not reasonably be expected to have a Material Adverse Effect on Skyworks. There are, and since January 1, 2022, there have been, no material Legal Proceedings pending or, to the Knowledge of Skyworks, threatened against Skyworks or its Subsidiaries with respect to or by any current or former employee or individual independent contractor of Skyworks or its Subsidiaries.

(c)   To the Knowledge of Skyworks, no employee of Skyworks or any Skyworks Subsidiary at the level of Vice President or above has materially breached any fiduciary duty or nondisclosure obligation to, non-competition agreement with or other restrictive covenant with: (i) any of Skyworks or its Subsidiaries or (ii) a former employer of any such individual relating to (A) the right of any such individual to be employed or engaged by Skyworks or its Subsidiaries or (B) the use or disclosure of confidential information in connection with such individual’s employment with Skyworks or its Subsidiaries.

(d)   Neither Skyworks nor any Skyworks Subsidiary is party to a settlement agreement with any Person that involves allegations relating to sexual harassment, sexual misconduct, discrimination or any other type of similar unlawful misconduct by either (i) an officer of Skyworks or any Skyworks Subsidiary or (ii) an employee of Skyworks or any Skyworks Subsidiary at the level of Vice President or above, in each case, in their capacity as such.  To the Knowledge of Skyworks, since January 1, 2022, no allegations of sexual harassment, sexual misconduct, discrimination or any other type of similar unlawful misconduct have been made against any (i) officer of Skyworks or any Skyworks Subsidiary or (ii) employee of Skyworks or any Skyworks Subsidiary at a level of Vice President or above, in each case, in their capacity as such.

Section 5.17   Insurance.  Skyworks and the Skyworks Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance).  Except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole, (i) all material insurance policies of Skyworks and the Skyworks Subsidiaries are in full force and effect, (ii) since January 1, 2022, no written notice of default or termination has been received by Skyworks or any of its Subsidiaries in respect thereof, and (iii) all premiums due thereon have been paid as of the Agreement Date.

Section 5.18   Skyworks Material Contracts.

(a)   Section 5.18 of the Skyworks Disclosure Schedule identifies, as of the date of this Agreement, each of the following Contracts to which Skyworks or any of the Skyworks Subsidiaries is a party or by which any of them is bound (other than (i) the Skyworks Real Property Leases, (ii) Skyworks Plans and (iii) purchase or sales orders, invoices, scopes of work or similar instruments, each such Contract that is or is required to be set forth in Section 5.18 of the Skyworks Disclosure Schedule, a “Skyworks Material Contract”):

(i)   any Contract that would be required to be filed by Skyworks as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii)   any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act);

(iii)   any Skyworks IP Contracts;

(iv)   any Contract that grants to any third party any exclusive rights with respect to any Skyworks Intellectual Property that is material to Skyworks and the Skyworks Subsidiaries, taken as a whole;

(v)   any Contract (A) relating to the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise), (B) that is or creates a partnership or joint venture with any other Person or that relates to the formation, operation, management or control of any such partnership or joint venture or (C) under which Skyworks or any Skyworks Subsidiary has, directly or indirectly, made any capital contribution to, or any other investment in, any Person (other than Skyworks or any Skyworks Subsidiary, and other than investments in marketable securities or advances to Skyworks Service Providers in the ordinary course of business), in each case that is material to Skyworks and the Skyworks Subsidiaries taken as a whole, in each case that are either (x) pending or (y) consummated and pursuant to which either party has material ongoing obligations;

(vi)   any Contract (A) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with principal amount in excess of $50,000,000 (other than agreements solely among Skyworks and any Skyworks Subsidiaries), (B) that grants a Lien (other than a Permitted Lien) on any property or asset of Skyworks or the Skyworks Subsidiaries that is material to Skyworks and the Skyworks Subsidiaries, taken as a whole, (C) that is an interest rate derivative, currency derivative or other hedging contract other than foreign currency cash flow hedges entered into in the ordinary course of business and classified as cash flow hedges for accounting purposes or (D) under which any Person is guaranteeing any liabilities or obligations of Skyworks or any of the Skyworks Subsidiaries;

(vii)   any Contract that contains a right of first refusal, first offer, or first negotiation, or with respect to any asset that would reasonably be expected to be material to Skyworks and the Skyworks Subsidiaries, taken as a whole, that contains a “pick” right or other option to acquire ownership or rights, including temporarily, or a call or put right;

(viii)   any Collective Bargaining Agreement;

(ix)   any Contract that: (A) contains any provisions materially restricting the right of Skyworks or any of the Skyworks Subsidiaries to engage in any line of business, compete or transact in any business or with any Person or in any geographic area; or (B) contains any “most favored nation” or similar provisions in favor of the other party, except in each case for any such Contract that may be cancelled without penalty by Skyworks or any Skyworks Subsidiary upon notice of sixty (60) days or less;

(x)   any Contract pursuant to which Skyworks or any Skyworks Subsidiary made payments or expects to make payments in excess of $15,000,000 in the aggregate during the fiscal years ended October 3, 2025, or October 2, 2026;

(xi)   any Contract pursuant to which Skyworks or any Skyworks Subsidiary received payments or expects to receive payments in excess of $13,000,000 in the aggregate during the fiscal years ended October 3, 2025, or October 2, 2026;

(xii)   any Contract with a Skyworks Significant Customer or Skyworks Significant Distributor for the purchase or distribution of Skyworks Products or services;

(xiii)   any Contract with a Skyworks Significant Supplier for the purchase of products or services;

(xiv)   any Contract (other than a Contract evidencing any Skyworks Equity Award on the form or forms used by Skyworks in the ordinary course of business and made available to Qorvo) (A) relating to the voting of any security of Skyworks, (B) providing any Person with any preemptive right, right of participation, right of maintenance, registration right or any similar right with respect to any security of Skyworks; or (C) providing Skyworks with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security of Skyworks, in any such case, for a dollar amount of securities that is material to Skyworks and the Skyworks Subsidiaries taken as a whole;  and

(xv)   any Contract evidencing the settlement of a legal proceeding: (A) that materially restricts or imposes any material obligation on Skyworks or any Skyworks Subsidiary or materially disrupts the business of Skyworks or any Skyworks Subsidiary as currently conducted; or (B) that would require Skyworks or any Skyworks Subsidiary to pay consideration valued at more than $10,000,000 in the aggregate after the date of this Agreement.

(b)   Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks: (i) each of the Skyworks Material Contracts is a valid and binding obligation of Skyworks and each Skyworks Subsidiary party thereto, and enforceable against Skyworks and the Skyworks Subsidiaries and, to the Knowledge of Skyworks, each other party thereto in accordance with its terms, and is in full force and effect; (ii) Skyworks or the Skyworks Subsidiaries, on the one hand, and, to the Knowledge of Skyworks, each other party to each Skyworks Material Contract, on the other hand, have performed all material obligations required to be performed by it under such Skyworks Material Contract, and, to the Knowledge of Skyworks, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) constitute a violation or breach thereof, (B) give any Person the right to accelerate the maturity or performance of any Skyworks Material Contract, or (C) give any Person the right to cancel, terminate or modify any Skyworks Material Contract; and (iii) as of the Agreement Date, neither Skyworks nor any of the Skyworks Subsidiaries has received written notice, or otherwise has Knowledge, (A) that any other party to any Skyworks Material Contract intends to terminate any Skyworks Material Contract, or (B) of any material dispute related to any Skyworks Material Contract.

Section 5.19   Government Contracts.

(a)   Section 5.19(a) of the Skyworks Disclosure Schedule sets forth, as of the Agreement Date, a complete list of each of Skyworks’ active Government Contracts performed directly for the U.S. Government that are material to Skyworks and the Skyworks Subsidiaries taken as a whole, to the extent the disclosure of such information is not prohibited by applicable Law. Skyworks has made available to Qorvo correct and complete copies of all such Government Contracts required to be listed on Section 5.19(a) of the Skyworks Disclosure Schedule, to the extent the disclosure of each such contract, bid or agreement is not prohibited by applicable Law.

(b)   No active Government Contract (or if applicable and to the Knowledge of Skyworks, prime contract under which a Government Contract was awarded or is anticipated to be awarded) is currently the subject of a bid protest proceeding (or subject to a corrective action where the underlying bid protest proceeding has been dismissed in consideration of the corrective action). No Governmental Body, prime contractor or higher-tier subcontractor has notified Skyworks in writing or, to the Knowledge of Skyworks, orally of the intention to cancel or reduce the value of any Government Contract or to seek Skyworks’ agreement to lower rates under any active Government Contract.

(c)   Since January 1, 2019, except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, Skyworks has complied with (i) all material terms and conditions of each Government Contract, including without limitation all clauses, provisions and requirements incorporated expressly by reference or by operation of any applicable Laws or regulations, (ii) each material obligation required to be performed under each Government Contract and (iii) the material requirements of all applicable Laws pertaining to each Government Contract, including without limitation the FAR, DFARS and other agency supplements to the FAR, whether incorporated explicitly, by reference or by operation of Law, where and as applicable.

(d)   Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, all representations, certifications, disclosures and warranties executed, acknowledged or submitted by or on behalf of Skyworks, since January 1, 2019, with respect to any Government Contract were current, accurate and complete in all material respects as of their effective date (the dates on which they were made or deemed made); Skyworks has complied, as applicable, in all material respects with all such representations, certifications, disclosures and warranties, and any obligation to update.

(e)   Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, since January 1, 2019, (i) no Governmental Body, prime contractor or higher-tier subcontractor under any Government Contract, nor any other Person, has notified Skyworks in writing or, to the Knowledge of Skyworks, orally of any actual or alleged violation or breach of any applicable Law, representation, certification, disclosure obligation, contract term, condition, requirement or specification, or administrative order pertaining to any Government Contract, (ii) Skyworks has not received any notice of termination for default or cause, notice of termination for convenience (in whole or in part), cure notice or show cause notice, default or deficiency notice, letter of concern, or similar notice, stop work order, or non-exercise of an option to extend relating to any Government Contract, (iii) no such notice or order has been threatened, in writing or, to the Knowledge of Skyworks, orally, with respect to any Government Contract and (iv) to the Knowledge of Skyworks, no event, condition, or omission has occurred or exists that would constitute grounds for a notice of termination for default or cause, a cure notice or show cause notice, or a default or deficiency notice with respect to any Government Contract.

(f)   Since January 1, 2019, Skyworks has not received written or, to the Knowledge of Skyworks, oral notice of any claims, setoffs/withholds, contract disputes, or requests for equitable adjustments arising under or relating to any active Government Contract, and no Governmental Body has threatened in writing, or to the Knowledge of Skyworks, orally, to assert a claim against Skyworks for breach of contract or violation of any applicable Laws that would be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole. To the Knowledge of Skyworks, no facts or circumstances exist that would reasonably be expected to result in any material claims or material contract disputes related to any active Government Contract.

(g)   Since January 1, 2019, Skyworks has not taken any action that could reasonably be expected to give rise to: (i) a suit under the federal False Claims Act or similar applicable Law, or (ii) a claim for a material price adjustment under the Truthful Cost or Pricing Data Act, FAR Part 31 cost principles, or comparable Law.

(h)   Section 5.19(h) of the Skyworks Disclosure Schedule lists, as of the Agreement Date, to the extent not prohibited by applicable Law or the terms of Skyworks’ active Government Contracts (i) all FCLs held by Skyworks and the issuing CSA and level of clearance for each FCL, and (ii) the number of Skyworks employees who currently hold PCLs. To the Knowledge of Skyworks, there are no facts, events, conditions, acts, omissions or other circumstances that would reasonably be expected to give rise to the suspension or termination of any FCL of Skyworks. Skyworks holds the FCLs necessary to conduct the business of Skyworks and perform all active classified Government Contracts.

(i)   Skyworks has not assigned or otherwise conveyed or transferred, or agreed to assign or otherwise convey or transfer, any active Government Contract, or any account receivable or revenue relating thereto to any Person, whether as a security interest or otherwise. Skyworks has not entered into any financing arrangement with respect to any active Government Contract.

(j)   Since January 1, 2020, Skyworks has not received any adverse or negative past performance evaluations, reports, or ratings (including without limitation material weaknesses or material deficiencies noted in any Contractor Performance Assessment Reports, ratings of less than “satisfactory,” findings of default or other failure to perform, or termination or default) in connection with any Government Contract.

(k)   Since January 1, 2019, neither Skyworks nor any of its employees is or has been (i) debarred, suspended, proposed for suspension or debarment, listed as an excluded party on the System for Award Management, or otherwise excluded from participation in the award or performance of any Government Contract for or with any Governmental Body, or is or was, the subject of a finding of non-responsibility or ineligibility for Government Contracts (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements), (ii) subject to any tax delinquencies or felony convictions requiring disclosure under any applicable Law or Government Contract or (iii) under any administrative, civil or criminal investigation or review, or the subject of any information or criminal indictment, lawsuit, subpoena, civil investigative demand, discovery request or administrative proceeding, concerning any actual or alleged violation of any requirement or applicable Law pertaining to a Government Contract, including without limitation any civil False Claims Act or other “whistleblower” or “qui tam” lawsuit.

(l)   Since January 1, 2019, Skyworks has not made any mandatory disclosures to any Governmental Body with respect to credible evidence of a violation of federal criminal law involving the fraud, conflict of interest, bribery or gratuity provisions found in Title 18 of the United States Code, a violation of the civil False Claims Act, or a significant overpayment in connection with the award, performance or closeout of any Government Contract, and to the Knowledge of Skyworks, there are no facts or circumstances that would require such mandatory disclosure. Except as set forth in Section 5.19(l) of the Skyworks Disclosure Schedules, Skyworks has not made a voluntary disclosure to any Governmental Body with respect to any actual or alleged irregularity, misstatement or omission arising under or relating to a Government Contract.

(m)   Except as would not reasonably be expected to have a Material Adverse Effect, (i) since January 1, 2020, Skyworks has not violated any legal, administrative or contractual restriction concerning the employment of or interactions with current or former government officials and (ii) since January 1, 2020, no payment has been made by Skyworks to any Person which is or was contingent upon the award of any Government Contract in violation of any applicable Law.

(n)   Since January 1, 2019, Skyworks has been in material compliance with all applicable requirements related to data security, cybersecurity and physical security systems and procedures under its Government Contracts. Since January 1, 2019, Skyworks has been in compliance in all material respects with applicable requirements specified in the NISPOM and all applicable requirements under each Government Contract relating to the safeguarding of and access to classified information. Since January 1, 2019, neither DCSA nor any other CSA has issued to Skyworks any written adverse findings or determinations relating to Skyworks’ handling of classified or Controlled Unclassified Information (as defined in Executive Order 13556) and, to the Knowledge of Skyworks, there has been no unauthorized disclosure of classified information by any employee of Skyworks.

(o)   Since January 1, 2020, Skyworks has disclosed all OCIs when required in connection with any Government Contract. There is no specific work or future business opportunity from which Skyworks is currently limited, prohibited, or otherwise restricted from performing or bidding, due to an OCI as defined in FAR 2.101, contract terms or provisions related to OCIs or an OCI mitigation plan that applies to Skyworks in connection with any Government Contract.

(p)   Since January 1, 2019, (i) Skyworks has not undergone and is not currently undergoing any audit, review, inspection, investigation, survey or examination of records relating to any Government Contract, (ii) Skyworks is not conducting any internal investigation or audit in connection with which Skyworks is using or plans to use any legal counsel, auditor, accountant or investigator, (iii) Skyworks has not received written notice of any investigation or review relating to any Government Contract, (iv) no audit, review, inspection, investigation, survey or examination of records relating to any Government Contract has been threatened in writing and (v) Skyworks has not received any written notice or otherwise become aware that any audit, review, inspection, investigation, survey or examination of records that has revealed any fact, occurrence or practice that, in any of (i)-(v), could reasonably be expected to have a Material Adverse Effect on Skyworks.

Section 5.20   Properties.

(a)   Section 5.20(a) of the Skyworks Disclosure Schedule sets forth a true, complete and correct list, as of the Agreement Date, of the street address of each parcel of Skyworks Owned Real Property, as well as a list of any Contracts to acquire any real property by Skyworks or any Skyworks Subsidiary.  Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, Skyworks and/or the applicable Skyworks Subsidiary has good, valid and marketable fee title to all Skyworks Owned Real Property, free and clear of all Liens (except for Permitted Liens).  There are no outstanding agreements, options, rights of first offer or rights of first refusal, leases, licenses, subleases or other occupancy agreements granting to any third party any right to purchase, use, occupy or enjoy any Skyworks Owned Real Property or any portion thereof or interest therein.  To the extent in the possession of Skyworks, Skyworks has made available to Qorvo complete and accurate copies of all deeds, mortgages, title insurance policies (or if none for the applicable property, title insurance commitments or title insurance reports for such property), surveys, zoning reports, leases, subleases and licenses for each Skyworks Owned Real Property.

(b)   Section 5.20(b) of the Skyworks Disclosure Schedule sets forth a true, complete and correct list of all leasehold or subleasehold estates or other license or occupancy agreements (whether written or oral), and all amendments or modifications thereto (collectively, the “Skyworks Real Property Leases”) held by Skyworks or any Skyworks Subsidiary as of the Agreement Date (collectively, the “Skyworks Leased Real Property”).  Except as would not reasonably be expected to interfere in any material respects with the current use and operation of the Skyworks Leased Real Property by Skyworks and the Skyworks Subsidiaries, each Skyworks Real Property Lease is in full force and effect, and Skyworks or a Skyworks Subsidiary holds a valid and existing leasehold interest in all of the Skyworks Leased Real Property, free and clear of all subtenancies and other occupancy rights, and Liens (except for Permitted Liens).  All parties to each Skyworks Real Property Lease are in material compliance with the terms thereof and there are no material defaults thereunder or events, which with the passage of time or notice, or both, would constitute a material default.  Skyworks has made available to Qorvo complete and accurate copies of each of the Skyworks Real Property Leases described on Section 5.20(b) of the Skyworks Disclosure Schedule.

(c)   Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, with respect to each Skyworks Owned Real Property and each Skyworks Leased Real Property: (i) neither Skyworks nor any of the Skyworks Subsidiaries has received written notice of any pending or threatened eminent domain, condemnation, or similar taking proceedings; (ii) neither Skyworks nor any of the Skyworks Subsidiaries has received any written notice that would reasonably be likely to cause either Skyworks or any of the Skyworks Subsidiaries to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the Knowledge of Skyworks, each Skyworks Owned Real Property and each Skyworks Leased Real Property is in compliance with all applicable Laws, except as would not reasonably be expected to be material, individually or in the aggregate, to Skyworks and the Skyworks Subsidiaries, taken as a whole; and (iv) all utilities presently serving the Skyworks Owned Real Property and Skyworks Leased Real Property are presently adequate to service the existing normal operations of Skyworks and the Skyworks Subsidiaries.

Section 5.21   Tangible Personal Property.  Except as would not reasonably be expected to have a Material Adverse Effect on Skyworks, each of Skyworks and the Skyworks Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all tangible personal property used in their respective businesses free and clear of any Liens, except for Permitted Liens.  Such tangible personal property is in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and is sufficient for the uses in which such property is presently employed.

Section 5.22   Skyworks Significant Customers and Distributors.  Section 5.22 of the Skyworks Disclosure Schedule sets forth (a) a true and complete list of the top 20 customers (excluding distributors) by revenue for Skyworks and the Skyworks Subsidiaries during the fiscal year ended October 3, 2025, based on amounts paid or payable, or that would otherwise reasonably be expected to be one of the top 20 largest customers (excluding distributors) by revenue for Skyworks and the Skyworks Subsidiaries for the fiscal year ending October 2, 2026 (each, a “Skyworks Significant Customer”), and (b) a true and complete list of the top 10 distributors by revenue for Skyworks and the Skyworks Subsidiaries during the fiscal year ended October 3, 2025, based on amounts paid or payable, or that would otherwise reasonably be expected to be one of the top 10 distributors by revenue for Skyworks and the Skyworks Subsidiaries for the fiscal year ended October 2, 2026 (each, a “Skyworks Significant Distributor”).  As of the date of this Agreement, (i) none of Skyworks nor any of the Skyworks Subsidiaries has any outstanding material dispute with any Skyworks Significant Customer or Skyworks Significant Distributor, (ii) Skyworks has not received any written notice from any Skyworks Significant Customer or Skyworks Significant Distributor that such Skyworks Significant Customer or Skyworks Significant Distributor shall not continue as a customer or distributor, as applicable, of Skyworks or any of the Skyworks Subsidiaries, as applicable, or that such customer or distributor intends to terminate or materially modify existing Contracts with Skyworks or any of the Skyworks Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with Skyworks and the Skyworks Subsidiaries and (iii) there are no facts or circumstances that would reasonably be expected to result in, form the basis of or give rise to a material dispute with any Skyworks Significant Customer or Skyworks Significant Distributor.

Section 5.23   Skyworks Significant Suppliers.  Section 5.23 of the Skyworks Disclosure Schedule sets forth a true and complete list of each supplier who was one of the 20 largest suppliers of Skyworks and the Skyworks Subsidiaries by spend during the fiscal year ended October 3, 2025, based on amounts paid or payable or that would otherwise reasonably be expected to be one of the 20 largest suppliers of Skyworks and the Skyworks Subsidiaries by spend for the fiscal year ending October 2, 2026 (each, a “Skyworks Significant Supplier”).  As of the date of this Agreement, (i) none of Skyworks nor any of the Skyworks Subsidiaries has any outstanding material dispute with any Skyworks Significant Supplier, and (ii) Skyworks has not received any written notice from any Skyworks Significant Supplier that such Skyworks Significant Supplier shall not continue as a supplier of Skyworks or any of the Skyworks Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify existing Contracts with Skyworks or any of the Skyworks Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with Skyworks and the Skyworks Subsidiaries.

Section 5.24   No Other Skyworks Representations or Warranties.  Qorvo hereby acknowledges and agrees that (a) except for the representations and warranties set forth in this Article V, none of Skyworks, or any of its Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to Skyworks, or any of its Affiliates or Representatives, or their respective businesses or operations, including with respect to any information provided or made available to Qorvo or any of its Affiliates or Representatives or any other Person and (b) except in the case of fraud, none of Skyworks nor any of its Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Qorvo or any of its Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Qorvo or any of its Affiliates or Representatives or any other Person, or the use by Qorvo or any of its Affiliates or Representatives or any other Person, of any information provided or made available to any of them by Skyworks or any Skyworks Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Qorvo or any of its Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Mergers or any other Transactions.

Section 5.25   Inapplicability of Anti-takeover Statutes; No Rights Plan.  Assuming the accuracy of the representations and warranties of Qorvo in Article IV, there is no takeover or anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, or provision of the Certificate of Incorporation of Skyworks, applicable to this Agreement and the Transactions that requires additional action by the Skyworks Board in order for any such anti-takeover statute to be inapplicable to this Agreement and the Transactions.  None of such actions by the Skyworks Board have been amended, rescinded, or modified.  Assuming the accuracy of the representations and warranties of Qorvo in Article IV, no other “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the Transactions.  Skyworks has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of Skyworks.  As of the date hereof, none of Skyworks, Merger Sub I or Merger Sub II is an “interested stockholder” of Qorvo, as such term is defined in Section 203 of the DGCL.

Section 5.26   Merger Subs.

(a)   Merger Sub I is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted.

(b)   The Merger Subs (A) were formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of their respective formations, have not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of their respective obligations hereunder and matters ancillary thereto.

(c)   (A) Merger Subs have all requisite company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, (B) the execution and delivery of this Agreement by Merger Subs and the consummation by Merger Subs of the transactions contemplated hereby have been duly authorized by all necessary company action on the part thereof, and (C) this Agreement has been duly executed and delivered by Merger Subs and assuming due execution and delivery by Qorvo and Skyworks constitutes a valid and binding obligation of Merger Subs, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d)   (1) The board of directors of Merger Sub I duly and unanimously adopted resolutions: (i) approving the execution, delivery and performance of this Agreement and the Transactions by Merger Sub I; (ii) determining that the terms of the Mergers and the other Transactions are fair to and in the best interests of Skyworks in its capacity as the sole stockholder of Merger Sub I; (iii) recommending that Skyworks, in its capacity as the sole stockholder of Merger Sub I, adopt this Agreement and directing that this Agreement be submitted for approval to Skyworks in its capacity as the sole stockholder of Merger Sub I; and (iv) declaring that this Agreement and the Transactions, including the Mergers, are advisable.  Such resolutions have not been rescinded or modified in any way.  Prior to or concurrently with the execution of this Agreement, Skyworks, as sole stockholder of Merger Sub I, duly executed and delivered to Merger Sub I a stockholder consent adopting this Agreement pursuant to Section 228 of the DGCL (the “Merger Sub Consent”), a copy of which will be provided to Qorvo promptly after the date hereof.  The Merger Sub Consent is currently in effect and has not been rescinded. (2) Skyworks, as the sole member of Merger Sub II, has adopted resolutions approving the Second Merger, a copy of which will be provided to Qorvo promptly after the date hereof.

(e)   The execution and delivery of this Agreement by Merger Subs does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by Merger Subs shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Merger Subs under their respective organizational documents.

(f)   As of the date hereof, the authorized capital stock of Merger Sub I consists of 100 shares of Common Stock, par value $0.01 per share, of Merger Sub I (“Merger Sub I Common Stock”), of which 100 shares are issued and outstanding.  All of the outstanding shares of Merger Sub I Common Stock have been validly issued, are fully paid and nonassessable and owned directly by Skyworks free and clear of any Liens. As of the date hereof, all of the limited liability company interests of Merger Sub II have been validly issued, are fully paid and non-assessable and owned directly by Skyworks free and clear of any Liens.

Section 5.27   Financing.

(a)   Skyworks has delivered to Qorvo a true and complete copy of the fully executed commitment letter from Goldman Sachs Bank USA, dated as of the date of this Agreement (including all related exhibits, schedules, annexes, supplements and term sheets thereto, as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 7.16, the “Debt Commitment Letter”), by and between Skyworks and the Financing Sources party thereto, pursuant to which such Financing Sources have committed, subject solely to the conditions expressly set forth therein and the terms thereof, to provide the amounts set forth therein for purposes of funding the Mergers on the date on which the Closing is to occur pursuant to Section 1.2. Skyworks has also delivered to Qorvo a true, complete and fully executed copy of any fee letter with any Financing Source party to the Debt Commitment Letter (it being understood that any such fee letter provided to Qorvo shall be redacted in a customary manner solely with respect to the fees, pricing caps and certain economic terms (including economic flex terms), which redacted information does not adversely affect the amount, availability or conditionality of the funding of the Debt Financing thereunder) (any such fee letter, as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 7.16, a “Fee Letter”; each such Fee Letter collectively with the Debt Commitment Letter, the “Debt Financing Commitment”).

(b)   Assuming the Debt Financing is funded in accordance with the Debt Financing Commitment, the aggregate net proceeds from the Debt Financing, when funded in accordance with the Debt Financing Commitment, together with all other sources of cash available to Skyworks on the Closing Date, will be sufficient for the payment of all of its obligations under this Agreement and the Debt Financing Commitment, including the payment of the cash portion of the Merger Consideration, and all costs, fees and expenses of the Mergers payable by Skyworks, Merger Subs, the Surviving Corporation or the Surviving Company in connection with the Mergers, and any repayment or refinancing of indebtedness contemplated by this Agreement and the Debt Financing Commitment (collectively, the “Financing Uses”).

(c)   As of the date of this Agreement, the Debt Commitment Letter and each Fee Letter are in full force and effect and have not been withdrawn, terminated or rescinded, or amended, restated or otherwise modified or waived in any respect, and no such amendment, restatement, modification, withdrawal, termination or rescission is contemplated or the subject of current discussions (other than any amendment, restatement, amendment and restatement, modification or supplement to the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Commitment Letter or such Fee Letters as of the date of this Agreement). The Debt Commitment Letter and each Fee Letter are a legal, valid and binding obligation of Skyworks and, to the Knowledge of Skyworks, each of the other parties thereto, enforceable against Skyworks and, to the Knowledge of Skyworks, each of the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. There are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount (or any portion) of the Debt Financing at or prior to the Closing, other than as expressly set forth in the Debt Financing Commitment. As of the date of this Agreement, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, constitutes, or could constitute, a breach, default or failure to satisfy a condition under the Debt Financing Commitment by or on the part of Skyworks or, to Skyworks’ Knowledge, any other party to the Debt Financing Commitment under the Debt Financing Commitment. As of the date of this Agreement, there are no side letters or other agreements, Contracts, arrangements or understandings of any kind (written or oral) directly or indirectly related to the Debt Financing or the Debt Financing Commitment

except for customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Debt Financing. Skyworks has fully paid all commitment fees and other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, Skyworks is not, and has no reason to be, aware of any fact, event or other occurrence that makes any of the representations or warranties in the Debt Financing Commitment inaccurate in any respect. As of the date of this Agreement, no Person that is a party to the Debt Financing Commitment has notified Skyworks (or any of its Affiliates or Representatives) of its intention to terminate any of its obligations under the Debt Financing Commitment or to not provide the Debt Financing.

(d)   As of the date of this Agreement, assuming the satisfaction of the conditions to Skyworks’ obligations to consummate the Closing pursuant to Article VIII, Skyworks has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Financing Commitment will not be satisfied on or prior to the Closing Date or that the full amount of the Debt Financing required to satisfy the Financing Uses will not be made available to Skyworks on the Closing Date.

(e)   Notwithstanding anything contained in this Agreement to the contrary, Skyworks and Merger Subs acknowledge and agree that their respective obligations hereunder are not conditioned in any manner whatsoever upon obtaining the Debt Financing or any other financing (including any Capital Markets Issuance) for, or related to, any of the transactions contemplated by this Agreement.

Article VI

INTERIM OPERATIONS

Section 6.1   Affirmative Obligations.  During the Interim Period, except (i) as expressly contemplated or required by this Agreement, (ii) as required by applicable Law, (iii) in the case of Qorvo, as set forth in Section 6.1 or Section 6.2 of the Qorvo Disclosure Schedule or as consented to in writing by Skyworks (which consent will not be unreasonably withheld, conditioned or delayed), or (iv) in the case of Skyworks, as set forth in Section 6.1 or Section 6.2 of the Skyworks Disclosure Schedule or as consented to in writing by Qorvo (which consent will not be unreasonably withheld, conditioned or delayed), each of Qorvo and Skyworks shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to (A) conduct their respective businesses in the ordinary course of business in all material respects, (B) preserve substantially intact their current business organizations, (C) keep available the services of their current officers and key employees, (D) maintain in all material respects their relationships with material customers, suppliers, landlords, creditors, licensors, licensees and other Persons having material business relationships with them (in each case, taken as a whole), and (E) keep in full force and effect all appropriate insurance policies covering all material assets; provided, however, that no action by Qorvo or Skyworks, as applicable, nor any of their respective Subsidiaries with respect to matters addressed specifically by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 by such party unless such action would constitute a breach of such specific provision of Section 6.2.

Section 6.2   Negative Restrictions.  Except (i) as expressly contemplated or required by this Agreement, (ii) as required by GAAP, SEC rules and regulations or applicable Law (including any changes thereto), (iii) in the case of Qorvo, as set forth in Section 6.2 of the Qorvo Disclosure Schedule, or as consented to in writing by Skyworks (which consent will not be unreasonably withheld, conditioned or delayed) or (iv) in the case of Skyworks, as set forth in Section 6.2 of the Skyworks Disclosure Schedule, or as consented to in writing by Qorvo (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, Qorvo and Skyworks shall not, and shall cause their respective Subsidiaries not to:

(a)   declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of their respective shares of capital stock or any other securities or any shares of capital stock or any other securities of their respective Subsidiaries, except: (1) dividends or distributions paid in cash from any of their respective direct or indirect wholly owned Subsidiaries to themselves or another of their respective direct or indirect wholly owned Subsidiaries; and (2) Skyworks may elect to pay a cash dividend in respect of Skyworks Common Stock no more than once per fiscal quarter, in the amounts per share of Skyworks Common Stock of no more than the amounts set forth on Section 6.2(a) of the Skyworks Disclosure Schedule per fiscal quarter for the remainder of fiscal year 2026 and for fiscal year 2027, and, for each fiscal year thereafter, in such amount per share of Skyworks Common Stock for such fiscal year as may be determined by the Skyworks Board in the ordinary course of business in an amount per share of Skyworks Common Stock not to exceed 2% over the prior fiscal year’s greatest per-share dividend payment;

(b)   adjust, split, combine, subdivide or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or other securities or otherwise amend the terms of any of their respective securities or any of their respective Subsidiaries’ securities;

(c)   repurchase, acquire, redeem or otherwise reacquire or offer to repurchase, acquire, redeem or otherwise reacquire any shares of their respective capital stock or other securities or shares of capital stock or other securities of any of their respective Subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than the withholding of shares of Qorvo Common Stock or Skyworks Common Stock, as applicable, to satisfy Tax obligations with respect to Qorvo RSU Awards or Skyworks Equity Awards, as applicable, outstanding on the Agreement Date or issued or granted in accordance with this Agreement;

(d)   sell, issue, grant, deliver, pledge or otherwise encumber or subject to any Lien or authorize the sale, issuance, grant, delivery, pledge, encumbrance or subjection to any Lien of: (i) any of their or their respective Subsidiaries’ respective capital stock or other equity security; (ii) any Qorvo RSU Award or Skyworks Equity Award, as applicable, option, call, warrant or right to acquire any of their capital stock or other equity security or capital stock or other equity security of their respective Subsidiaries; (iii) any instrument convertible into or exchangeable or exercisable for any of their respective capital stock or other equity interest or any capital stock or other equity interest of their respective Subsidiaries; (iv) any rights issued by such party or any of their respective Subsidiaries that are linked in any way to the price of any class of their respective capital stock or of any class of the capital stock of any of their respective Subsidiaries, their value, the value of any of their respective Subsidiaries or any part of their respective businesses or Subsidiaries or any dividends or other distributions declared or paid on any shares of their respective capital stock or the capital stock of any of their respective Subsidiaries; or (v) any Qorvo Preferred Stock or Skyworks Preferred Stock, as applicable and except that Qorvo and Skyworks may issue shares of Qorvo Common Stock or Skyworks Common Stock pursuant to the exercise or settlement of Qorvo RSU Awards or Skyworks Equity Awards or pursuant to an offering period under the Qorvo ESPP or the Skyworks ESPP, as applicable, in each case, outstanding on the Agreement Date;

(e)   amend or otherwise modify any of the terms of any outstanding Qorvo RSU Awards or Skyworks Equity Awards, as applicable;

(f)   amend or permit the adoption of any amendment to Qorvo Charter Documents or Skyworks Charter Documents, as applicable, or organizational documents of any of their respective Subsidiaries;

(g)   (i) directly or indirectly make any capital contributions to or any other investments in, in any transaction or series of transactions, any Person in excess of $25,000,000 individually or $50,000,000 in the aggregate (other than Skyworks or any Skyworks Subsidiary (in the case of Skyworks) or Qorvo or any Qorvo Subsidiary (in the case of Qorvo), and other than investments in marketable securities or advances to Skyworks Service Providers (in the case of Skyworks) or Qorvo Service Providers (in the case of Qorvo) in the ordinary course of business), (ii) directly or indirectly acquire or agree to acquire in any transaction or series of transactions any controlling Equity Interest in or any business or substantial portion of the assets of any other Person, in an amount exceeding $100,000,000 individually or $250,000,000 in the aggregate, (iii) adopt a plan of complete or partial liquidation or dissolution, or (iv) effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction, provided that this clause (iv) shall not prohibit a party or its respective Subsidiaries from taking any actions to the extent specifically permitted by clauses (i) or (ii) of this Section 6.2(g);

(h)   make or incur any capital expenditures or any obligations or liabilities in respect thereof, except for any expenditures that do not exceed, in the aggregate, 10% of those contemplated by and consistent with any annual capital budget prepared in the ordinary course of business and approved by the board of directors (or similar governing body) of such party;

(i)   (A) materially amend or terminate (other than natural expiration in accordance with its terms) or waive any material right, or any remedy or default under, any Qorvo Material Contract or Skyworks Material Contract, as applicable, or (B) enter into or materially amend any Contract that would be a Qorvo Material Contract or Skyworks Material Contract, as applicable, if it had been entered into prior to the Agreement Date, in each case except (x) in the ordinary course of business or (y) renewal of real property leases at the expiration of their respective terms, provided that this clause (i) shall not apply to the extent such action implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 6.2;

(j)   enter into any Contract containing any of the types of provisions set forth in Section 4.18(a)(ix) (with respect to Qorvo) or Section 5.18(a)(ix) (with respect to Skyworks) and which provisions would be binding on Skyworks or any of its Affiliates or the Combined Company after the consummation of the Mergers;

(k)   enter into or amend any Contract if such Contract or amendment would (1) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, or require, or reasonably be expected to cause, such party to fail to comply in any material respect with this Agreement, or (2) otherwise delay, prevent or impede the consummation of the Transactions;

(l)   (i) terminate, fail to renew, abandon, cancel, fail to maintain, let lapse, sell, assign or transfer any material Qorvo Registered Intellectual Property or Skyworks Registered Intellectual Property, as applicable, other than such termination, failure to renew, abandonment, cancellation, failure to maintain or allowing to lapse that is within the reasonable business judgment of such party in the ordinary course of business, (ii) grant any rights in any material Qorvo Registered Intellectual Property or Skyworks Registered Intellectual Property, as applicable, or (iii) enter into any material Contract with respect to, sell, assign, transfer or grant any rights (including a license, release, covenant not to sue or immunity, as may be applicable), or any option to any of the foregoing under, or with respect to, or otherwise dispose of any material Qorvo Intellectual Property or Skyworks Intellectual Property, as applicable, other than, in the case of clauses (ii) and (iii) above, (1) licenses granted in the ordinary course of business, (2) Qorvo Ordinary Course Licenses or Skyworks Ordinary Course Licenses, as applicable, and (3) patent sales and patent acquisitions in the ordinary course of business;

(m)   initiate, compromise or settle any litigation or arbitration proceeding, or any actual or threatened litigation (other than settlements that provide for insignificant ancillary ordinary course non-monetary relief or do not require payment by such party in excess of $10,000,000 per year or $20,000,000 in the aggregate (excluding any insurance proceeds, indemnification payments or reimbursements recovered from any third party));

(n)   sell or otherwise dispose of, lease, license, pledge, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any tangible personal or real property or tangible assets (or any interests therein) that have a fair market value in excess of $30,000,000 in the aggregate per year, except with respect to inventory or obsolete or worthless equipment in the ordinary course of business;

(o)   make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short term investments, to become subject to any Liens (other than Permitted Liens);

(p)   except for the incurrence or payoff of Indebtedness contemplated by Section 7.16, redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for any material Indebtedness for borrowed money in excess of $25,000,000 in the aggregate, other than (i) in the ordinary course of business consistent with past practice, (ii) solely among Skyworks and the Skyworks Subsidiaries (or solely among the Skyworks Subsidiaries) or among Qorvo and the Qorvo Subsidiaries (or solely among the Qorvo

Subsidiaries) (as applicable), (iii) any drawdown under any revolving credit facility of Qorvo or Skyworks, as the case may be, in existence as of the date hereof or (iv) guarantees or credit support provided by Skyworks or the Skyworks Subsidiaries, or Qorvo and the Qorvo Subsidiaries, for their respective Indebtedness to the extent such Indebtedness, is (1) in existence on the date of this Agreement or (2) incurred in compliance with this paragraph of Section 6.2;

(q)   except as required by any Collective Bargaining Agreement, or any Qorvo Plans or Skyworks Plans, as applicable, existing on the Agreement Date or to the extent permitted by Section 6.2(d), (i) establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights under any plan, program, policy, practice, agreement or other arrangement that would be a Qorvo Plan or a Skyworks Plan, as applicable, if it had been in effect on the Agreement Date; (ii) grant or pay any bonus, incentive or profit-sharing award or payment; (iii) materially increase the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any Qorvo Service Provider or Skyworks Service Provider, as applicable; (iv) take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any Qorvo Service Provider or Skyworks Service Provider, as applicable; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider of Qorvo or Skyworks, as applicable, or any of their respective Subsidiaries (other than offer letters that provide for at-will employment for employees based in the United States or individual employment agreements for employees based outside of the United States that are materially similar to a template disclosed, in each case without any severance or change in control benefits for newly hired employees who are hired in the ordinary course of business and whose annual base compensation does not exceed $325,000 individually); (vi) create any retention-related pools of cash, stock or other payments, other than the Retention Plans; (vii) agree to do any of the foregoing, other than with respect the allocations or awards under the Retention Plans, but solely to the extent such allocations or issuances are made in accordance with this Agreement; or (viii) terminate or amend the Retention Plans;

(r)   modify, extend, terminate or enter into any Collective Bargaining Agreement, or recognize or certify any labor union, labor organization, works council or group of employees of Qorvo or Skyworks, as applicable, or any of their respective Subsidiaries as the bargaining representative for any employees of Qorvo or Skyworks, as applicable, or any of their respective Subsidiaries;

(s)   hire, engage, promote or terminate (other than for cause) any Qorvo Service Provider or Skyworks Service Provider, as applicable who is or would be entitled to receive annual base compensation of $325,000 or more;

(t)   effect or permit a plant closing, mass layoff or similar event that would trigger the WARN Act;

(u)   change any of its methods of accounting or accounting practices in any material respect or write down any of its material assets;

(v)   make, change or revoke any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, change any annual Tax accounting period, adopt or change any material accounting method for Taxes, file any material amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than any customary Tax gross-up and indemnification provisions in commercial agreements whose principal purpose does not relate to Taxes), pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material Tax, surrender or forfeit any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment other than pursuant to extensions of the due date to file a Tax Return properly obtained in the ordinary course of business;

(w)   enter into any new business segment that is not reasonably related to its or its Subsidiaries’ existing business segments on the date of this Agreement;

(x)   become party to or approve or adopt any stockholder rights plan or “poison pill” agreement; or

(y)   authorize any of, or commit, resolve or agree in writing or otherwise to take any of, the foregoing actions.

Section 6.3   No Transfer of Control.  The parties acknowledge and agree that nothing contained in Section 6.1 or Section 6.2 will allow Qorvo or Skyworks the right to control or direct the other party’s or its Subsidiaries’ operations prior to the Effective Time.

Article VII

COVENANTS

Section 7.1   No Solicitation.

(a)   From and after the Agreement Date, until the date on which this Agreement is validly terminated in accordance with its terms pursuant to Section 9.1, except as expressly permitted by this Section 7.1, Qorvo and Skyworks shall not, and shall cause their respective Subsidiaries and their and their respective Subsidiaries’ respective executive officers and directors not to, and shall use reasonable best efforts to cause their other respective Representatives and the other Representatives of their respective Subsidiaries not to, directly or indirectly through another Person (i) solicit, initiate or knowingly take any action to facilitate or encourage any Acquisition Proposal, or proposal or inquiry that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, disclose any non-public information relating to Qorvo or Skyworks, respectively, or any of their respective Subsidiaries to, afford access to their respective businesses, properties, assets, books or records, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking (or Qorvo or Skyworks, as applicable, should know is seeking) to make, or has made, any Acquisition Proposal, (iii) (A) amend or grant any waiver or release under any standstill or similar agreement (other than pursuant to a “fall-away” or other similar provision that causes such standstill or similar agreement to be automatically released, waived, modified or amended as a result of entering into this Agreement in and of itself) with respect to any class of equity securities of Qorvo or Skyworks, respectively, or any of their respective Subsidiaries or (B) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, (iv) approve or enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal, in each case, whether written or oral, binding or nonbinding, or enter into any agreement or agreement in principle requiring Qorvo or Skyworks, respectively, to abandon, terminate or fail to consummate the transactions contemplated hereby or breach their respective obligations under this Agreement, or (v) resolve, propose or agree to do any of the foregoing.  Qorvo and Skyworks shall, and shall cause their respective Subsidiaries and their and their Subsidiaries’ respective Representatives to immediately cease and cause to be terminated, and shall not authorize or knowingly permit any of their or their Subsidiaries’ respective Representatives to continue, any and all existing activities, discussions or negotiations, with any third party conducted with respect to any Acquisition Proposal, and shall request and, if necessary, use commercially reasonable efforts to enforce any rights to require any such third party (or its agents or advisors) in possession of non-public information in respect of an Acquisition Proposal with respect to Qorvo or Skyworks, respectively, or any of their respective Subsidiaries that was furnished by or on behalf of Qorvo or Skyworks, respectively, and their respective Subsidiaries to return or destroy (and confirm destruction of) all such information.

(b)   Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Qorvo Stockholder Approval, in the case of Qorvo, or receipt of the Skyworks Stockholder Approval, in the case of Skyworks, in response to an unsolicited Acquisition Proposal made after the Agreement Date, and not resulting from a material breach of Section 7.1(a), that the party’s board in receipt of such Acquisition Proposal determines in good faith (after consultation with its financial advisor and outside counsel) constitutes or would reasonably be expected to result in a Superior Proposal in respect of such party, Qorvo or Skyworks, as applicable, may, upon a good faith determination by such party’s board (after consultation with its outside counsel) that failure to take such action would be inconsistent with the board’s fiduciary duties under applicable Law: (A) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, and (B) furnish information with respect to itself and its Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives and financing sources); provided, however, that Qorvo or Skyworks, as applicable, and such Person enter into a customary confidentiality agreement containing provisions (but that need not contain “standstill” or similar restrictions) and such other terms no less favorable in the aggregate to Qorvo or Skyworks, as applicable, than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit Qorvo or Skyworks, as applicable, to comply with the terms of Section 7.1(c); provided, further, that any material non-public information concerning Qorvo or Skyworks, as applicable, or any of their respective Subsidiaries provided or made available to the Person making such Acquisition Proposal shall, to the extent not previously provided to Skyworks, in the case of any Qorvo Acquisition Proposal, or to Qorvo, in the case of any Skyworks Acquisition Proposal, be provided or made available to such party as promptly as reasonably practicable after it is provided to such Person making such Acquisition Proposal.

(c)   Each of Qorvo and Skyworks will as promptly as reasonably practicable (and in any event within twenty four (24) hours after receipt) notify the other party of its receipt of any Acquisition Proposal.  Each of Qorvo and Skyworks shall notify the other party, in writing, of any decision of its board as to whether to consider any Acquisition Proposal or to enter into discussions or negotiations concerning any Acquisition Proposal or to provide non-public information with respect to it to any Person, which notice shall be given as promptly as practicable after such determination was reached (and in any event no later than twenty four (24) hours after such determination was reached).  Qorvo or Skyworks, as applicable, will (i) provide the other party with (x) written notice indicating the identity of the Person making such Acquisition Proposal and, if there are no written materials provided by such Person relating to such Acquisition Proposal, a summary in reasonable detail of the terms and conditions of any proposal or offer, (y) unredacted copies of all written materials relating to such Acquisition Proposal, to the extent such written materials were provided, and (z) such other information as is reasonably necessary to keep the other party informed in all material respects of the status and material terms of any such Acquisition Proposal and of any material amendments thereto, (ii) keep the other party reasonably informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal received (and in any event within twenty four (24) hours following any such changes), including by providing an unredacted copy of all written proposals relating to any changes to any Acquisition Proposal, and (iii) promptly (and in any event within twenty four (24) hours of such determination) notify the other party of any determination by its board that such Acquisition Proposal constitutes a Superior Proposal.

Section 7.2   General Efforts to Consummate.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, Skyworks and Qorvo shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, Consents and orders from all Governmental Bodies and make all necessary registrations, declarations and filings with all Governmental Bodies, that are necessary to consummate the Mergers; provided, however, that all obligations of Qorvo and Skyworks relating to the HSR Act and other Antitrust Laws or Investment Screening Laws shall be governed exclusively by Section 7.3 and not this Section 7.2.

(b)   In addition to the foregoing, subject to the terms and conditions of this Agreement and without limitation to the parties’ obligations under Section 7.3, neither Skyworks or Merger Subs, on the one hand, nor Qorvo, on the other hand, will take any action, or fail to take any action (including, directly or indirectly, whether by merger, consolidation or otherwise, acquiring, purchasing, leasing or licensing (or agreeing to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or entering into any strategic alliance or similar business relationship), that is intended to or has (or would reasonably be expected to have) the effect of: (i) imposing any material delay in the satisfying of, or materially increasing the risk of not satisfying, the conditions set forth in Section 8.1(c) or Section 8.1(d); (ii) materially increasing the risk of any Governmental Body entering an order prohibiting the consummation of the Mergers or the other Transactions; (iii) materially increasing the risk of not being able to remove any such order on appeal or otherwise; or (iv) preventing, materially impairing or materially delaying, or otherwise materially adversely affecting the consummation of the Mergers or the Transactions or the ability of such party to fully perform its obligations pursuant to this Agreement.

Section 7.3   Regulatory Approvals.

(a)   Each party hereto shall use its reasonable best efforts to make or cause to be made, in cooperation with the other parties hereto and to the extent applicable: (i) as soon as reasonably practicable after the Agreement Date (but in any event within 25 Business Days after the Agreement Date) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Mergers; and (ii) as promptly as practicable after the Agreement Date all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Bodies under other applicable Antitrust Laws and Investment Screening Laws relating to the Mergers.  Each party shall use its reasonable best efforts to: (A) respond at the earliest practicable date to any requests for additional information made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Body relating to the Mergers; (B) act in good faith and reasonably cooperate with the other parties in connection with any investigation by any Governmental Body under any Antitrust Law or Investment Screening Law relating to the Mergers; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any Antitrust Law or Investment Screening Law relating to the Mergers, subject to advice of such party’s counsel; and (D) request early termination of the waiting period under the HSR Act and take all other actions reasonably necessary consistent with this Section 7.3 to cause, as soon as reasonably possible (and in any event, not later than the Outside Date), the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law or Investment Screening Law relating to the Mergers and the occurrence of the Closing.  In connection with the foregoing, each party hereto shall use its reasonable best efforts: (v) to inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of, any material communication from or to any Governmental Body in respect of any filings or inquiry under any Antitrust Law or Investment Screening Law relating to the Mergers; (w) to give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Body regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication, understanding or agreement with any Governmental Body, in each case under any Antitrust Law or Investment Screening Law relating to the Mergers, subject to an appropriate confidentiality agreement and the advice of such party’s antitrust or investment screening counsel (as applicable); (x) to give the other parties advance notice of, and permit the other party to participate in, any substantive meeting or conversation with any Governmental Body in respect of any filings or inquiry under any Antitrust Law or Investment Screening Law relating to the Mergers; (y) if attending a meeting, conference, or conversation with a Governmental Body under any Antitrust Law or Investment Screening Law relating to the Mergers, from which another party is prohibited by applicable Law or by the applicable Governmental Body from participating in or attending, to keep the other party reasonably apprised with respect thereto; and (z) to consult and cooperate with the other parties in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any Antitrust Law or Investment Screening Law relating to the Mergers.  Without limiting the foregoing, Qorvo and Skyworks shall each use its reasonable best efforts: (1) to avoid the entry of any Restraint; and (2) to eliminate every impediment under any Antitrust Law or Investment Screening Law that may be asserted by any Governmental Body so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Outside Date).  For purposes of this Section 7.3, “reasonable best efforts” shall require and shall include: (I) contesting and resisting (including through litigation on the merits until a final non-appealable decision) any Legal Proceeding, and to avoid the entry of and, if necessary, have vacated, lifted, reversed or overturned any Restraint that restricts, prevents or prohibits the consummation of the Mergers or any other transactions contemplated by this Agreement under any Antitrust Law or Investment Screening Law; and (II) the obligation by Skyworks and any of its Subsidiaries to offer and consent to, and thereafter to implement, and the obligation by Qorvo and any of its Subsidiaries to cooperate with Skyworks and its Subsidiaries in so offering, consenting and implementing, any of the following measures if doing so would enable the parties to avoid, resolve, or lift a Restraint or Legal Proceeding under this Section 7.3: (A) impose any restriction, requirement or behavioral or commercial limitation on the operation of the business or portion of the business of, (B) terminate existing relationships, contractual rights or obligations, ventures or other arrangements of, (C) create any relationship, contractual rights or obligations of, or (D) selling, assigning, transferring, divesting, restructuring, holding separate or otherwise disposing of any assets, business or portion of business of, in each case, Qorvo, the Surviving Corporation, the Surviving Company, Skyworks or any of their respective Subsidiaries (“Regulatory Remedies”); provided that, notwithstanding anything to the contrary in this Agreement, Skyworks shall not be required to: (aa) sell, assign, transfer, divest, restructure, hold separate or otherwise dispose of any assets, business or portion of business of Qorvo, the Surviving Corporation, the Surviving Company, Skyworks or any of their respective Subsidiaries, other than the sale, assignment, transfer, divestiture, restructuring, holding separate or other disposal of any product line or product lines that, individually or in the aggregate, represent less than $100,000,000 in annual revenue; or (bb) take, or cause to be taken, the imposition of any restriction, requirement or behavioral or commercial limitation on the operation of the business or portion of the business of Qorvo, the Surviving Corporation, the Surviving Company, Skyworks or any of their respective Subsidiaries or any other action, with respect to clause (bb) only, that, individually or in the aggregate, would be material to the Combined Company; and provided further that any obligation to commit to or implement any Regulatory Remedy is subject to such Regulatory Remedy being conditioned on the consummation of the Mergers.

(b)   Notwithstanding anything to the contrary contained in this Section 7.3 or elsewhere in this Agreement, Skyworks shall: (i) control, devise and implement the strategy and timing for seeking and securing any actions or Consents of any Governmental Body with respect to the Transactions, including with respect to developing, proposing or negotiating any Regulatory Remedies or any other commitments, Consents or remedies with any Governmental Body intended to avoid, resolve or lift a Restraint or Legal Proceeding (after taking into account in good faith any comments of Qorvo or its Representatives relating to such strategy), and coordinate any contacts with any Governmental Body (including any Requesting Authority); (ii) take the lead in all meetings, communications, discussions and negotiations with any Governmental Body (including any Requesting Authority) in connection with obtaining any such action or Consent; provided, however, that neither Skyworks nor Qorvo shall participate in any substantive meeting, communication, discussion or negotiation with any Governmental Body (including any Requesting Authority) in connection with this Agreement and the Mergers unless it gives the other party prior notice of, consults with the other party in good faith in advance of, and, to the extent not prohibited by such Governmental Body, gives the other party the opportunity to attend and participate in, such meeting, communication, discussion or negotiation; and (iii) have the right in its sole discretion to commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, any applicable Antitrust Law or any applicable Investment Screening Law (it being understood that Skyworks will consult with Qorvo in good faith prior to making any such commitment or agreement); provided, however, that Skyworks shall not withdraw its initial filing pursuant to the HSR Act or refile without Qorvo’s prior written consent.

Section 7.4   Stockholder Approvals.

(a)   Registration Statement and Stockholders Meetings.

(i)   As soon as practicable following the date of this Agreement, Qorvo and Skyworks shall prepare, and Skyworks and Qorvo shall file with the SEC, the proxy statement/prospectus relating to the Transactions and this Agreement (the “Proxy Statement/Prospectus”), and Skyworks and Qorvo shall prepare and Skyworks shall file with the SEC the Form S-4 (or similar successor form) in connection with the issuance of Skyworks Common Stock in the Transactions (including, if determined by Skyworks, in respect of Adjusted RSU Awards) (including any amendments or supplements thereto) (the “Registration Statement”), in which the Proxy Statement/Prospectus shall be included as a prospectus.  Each of Qorvo and Skyworks shall use reasonable best efforts to have the Registration Statement declared (or become) effective under the Securities Act as promptly as practicable after such filing.  Qorvo and Skyworks shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Proxy Statement/Prospectus received from the SEC.  Skyworks and Qorvo shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and with a copy of all such filings made with the SEC.  Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both Qorvo and Skyworks, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this approval right shall not apply with respect to information relating to a Change in Board Recommendation.  Qorvo shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Qorvo’s stockholders, and Skyworks shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Skyworks’ stockholders, in each case as promptly as practicable (and in no event more than 45 days) after the Registration Statement is declared (or has become) effective under the Securities Act.  Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.  If at any time prior to the Effective Time any information relating to Qorvo, Skyworks or any of their respective affiliates, officers or directors, should be discovered by Qorvo or Skyworks that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Qorvo and Skyworks.

(ii)   So long as there has not been a Change in Board Recommendation by the Qorvo Board, Qorvo shall, as promptly as practicable (and in any event no more than 45 days) after the Registration Statement is declared (or has become) effective under the Securities Act, establish a record date for and duly give notice of, convene and hold the Qorvo Stockholder Meeting in accordance with the DGCL for the purpose of obtaining the Qorvo Stockholder Approval and shall, subject to the provisions of Section 7.4(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement.  Qorvo may only postpone or adjourn the Qorvo Stockholder Meeting (A) to solicit additional proxies for the purpose of obtaining the Qorvo Stockholder Approval, (B) for the absence of a quorum, and (C) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Qorvo has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Qorvo prior to the Qorvo Stockholder Meeting; provided, however, that Qorvo shall postpone or adjourn the Qorvo Stockholder Meeting up to two (2) times for up to thirty days each time upon the reasonable request of Skyworks.

(iii)   So long as there has not been a Change in Board Recommendation by the Skyworks Board, Skyworks shall, as promptly as practicable (and in any event no more than 45 days) after the Registration Statement is declared (or has become) effective under the Securities Act, establish a record date for and duly give notice of, convene and hold the Skyworks Stockholder Meeting in accordance with the DGCL for the purpose of obtaining the Skyworks Stockholder Approval and shall, subject to the provisions of Section 7.4(b), through its Board of Directors, recommend to its stockholders the approval of the issuance of Skyworks Common Stock pursuant to this Agreement (including pursuant to Section 3.2) (the “Skyworks Stock Issuance”) in accordance with the Nasdaq Listing Rule 5635(a).  Skyworks may only postpone or adjourn the Skyworks Stockholder Meeting (A) to solicit additional proxies for the purpose of obtaining the Skyworks Stockholder Approval, (B) for the absence of a quorum, and (C) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Skyworks has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Skyworks prior to the Skyworks Stockholder Meeting; provided, however, that Skyworks shall postpone or adjourn the Skyworks Stockholder Meeting up to two (2) times for up to thirty days each time upon the reasonable request of Qorvo.

(iv)   Qorvo and Skyworks shall use reasonable best efforts to hold the Qorvo Stockholder Meeting and the Skyworks Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(v)   The only matters to be voted upon at each of the Qorvo Stockholder Meeting and the Skyworks Stockholder Meeting will be (A) the Mergers, as applicable, (B) the Skyworks Stock Issuance, as applicable, (C) any adjournment or postponement of the Qorvo Stockholder Meeting or the Skyworks Stockholder Meeting, as applicable, (D) if required by applicable Law, the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act and (E) any other matters as are required by applicable Law in connection with the foregoing.

(vi)   Each of Qorvo and Skyworks agrees that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of Qorvo and Skyworks agrees that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in the Proxy Statement/Prospectus, will, at the time the Proxy Statement/Prospectus or any amendment thereof or supplement thereto is first mailed to the stockholders of Qorvo and the stockholders of Skyworks, respectively, and at the time of the Qorvo Stockholder Meeting and the Skyworks Stockholder Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If at any time prior to the Qorvo Stockholder Meeting or the Skyworks Stockholder Meeting any fact or event relating to Qorvo or any of its Affiliates, or Skyworks or any of its Affiliates, which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus should be discovered by Qorvo or Skyworks or should occur, as the case may be, Qorvo or Skyworks, as applicable, shall, promptly after becoming aware thereof, inform the other of such fact or event, and an appropriate amendment or supplement describing such fact or event shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Qorvo and Skyworks.  Notwithstanding the foregoing, (A) no representation, warranty or covenant is made by Qorvo with respect to statements made or incorporated by reference therein based on information supplied by Skyworks for inclusion or incorporation by reference therein, and (B) no representation, warranty or covenant is made by Skyworks with respect to statements made or incorporated by reference therein based on information supplied by Qorvo for inclusion or incorporation by reference therein.

(vii)   Notwithstanding (A) any Change in Board Recommendation, (B) any public proposal or announcement or other submission to Qorvo or Skyworks of an Acquisition Proposal or (C) anything in this Agreement to the contrary, but subject to Qorvo’s and Skyworks’ right to terminate this Agreement in accordance with its terms, including pursuant to Section 9.1(j) or Section 9.1(k), the obligations of each of Qorvo and Skyworks under this Section 7.4 shall continue in full force and effect.

(b)   Neither the Qorvo Board, nor the Skyworks Board nor any committee thereof shall (i) fail to make, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, amend, modify or qualify its Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer for Qorvo Common Stock, in the case of any offer for Qorvo, or for Skyworks Common Stock, in the case of any offer for Skyworks, within ten (10) Business Days after the commencement of such offer, (iv) take any action to exempt or make any Person (other than Skyworks or Qorvo) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation, (v) fail to affirm publicly and without qualification its Board Recommendation following any reasonable written request by the other party to provide such reaffirmation (including in the event of an Acquisition Proposal (other than pursuant to a commenced tender offer or exchange offer) having been publicly disclosed) prior to the earlier of (x) ten (10) calendar days following such request and (y) five (5) Business Days prior to the Qorvo Stockholder Meeting or Skyworks Stockholder Meeting, as applicable (provided, in the case of clause (y), that if such request is made fewer than eight (8) Business Days prior to such meeting, then, notwithstanding the foregoing, the board in receipt of such request or any committee thereof shall have four (4) Business Days to respond to such request for reaffirmation), it being further agreed that no such request for such affirmation shall be made except once per Acquisition Proposal or material modification of such Acquisition Proposal, or (vi) resolve or agree to take any of the foregoing actions (each such foregoing action or failure to act in clauses (i) through (vi) being referred to as a “Change in Board Recommendation”).  Notwithstanding the foregoing, the determination (but not the adoption, approval, recommendation or endorsement) by the Qorvo Board or Skyworks Board, as applicable, that an Acquisition Proposal is or would be reasonably likely to lead to a Superior Proposal in accordance with Section 7.1(b) shall not, in and of itself, be deemed a “Change in Board Recommendation,” and the Qorvo Board or Skyworks Board, as applicable, may, at any time prior to receipt of the relevant Stockholder Approval, take any of the actions set forth in Section 7.4(b)(i) and Section 7.4(b)(ii) below (provided, however, that prior to taking any such action, such party complies with Section 7.4(c) of this Agreement):

(i)   if there is an Intervening Event, effect a Change in Board Recommendation if such board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; and

(ii)   effect a Change in Board Recommendation in response to an Acquisition Proposal if (A) such board concludes in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) such board concludes in good faith, after consultation with such party’s financial advisor and outside counsel, that the Acquisition Proposal constitutes a Superior Proposal.

(c)   Notwithstanding anything to the contrary set forth in Section 7.4(b), Qorvo and Skyworks shall not be entitled to make a Change in Board Recommendation pursuant to Section 7.4(b)(i) and Section 7.4(b)(ii) unless: (A) Qorvo or Skyworks, as applicable, shall have first provided prior written notice at least four (4) Business Days prior to making a Change in Board Recommendation (the “Notice Period”) to the other party of its intention to make a Change in Board Recommendation, which notice shall, if the basis for the proposed action by its board is an Intervening Event, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by its board is a Superior Proposal, include the information with respect to such Superior Proposal that is specified in Section 7.1(c), as well as a copy of such Superior Proposal (a “Superior Proposal Notice”) (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Board Recommendation); (B) Qorvo or Skyworks, as applicable, shall, and shall cause its respective financial advisor and legal counsel to, during the Notice Period, negotiate with the other party (to the extent the other party desires to negotiate) in good faith to make such amendments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal or so that the Intervening Event no longer forms the basis for its board to effect a Change in Board Recommendation, including providing the other party and its Representatives with an opportunity to make a presentation to its board regarding this agreement and any adjustments with respect thereto, if the other party, in its discretion, proposes to make such amendments and/or presentation (it being understood and agreed (x) that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including any revision in price, Qorvo or Skyworks, as applicable, will be required to deliver a new written notice to the other party and to comply with the requirements of this Section 7.4(c) with respect to such new written notice, and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period subsequent to the time the party notifies the other party of any such material revision and (y) that there may be multiple extensions of the Notice Period); and (C) its board of directors (after consultation with its financial advisor and outside counsel), has in good faith reaffirmed its determination that the Intervening Event continues to form the basis for its board to effect a Change in Board Recommendation or the offer previously constituting a Superior Proposal continues to constitute a Superior Proposal, as the case may be; provided, that neither the delivery of a Superior Proposal Notice nor any public announcement thereof that such party determines that it is required to make under applicable Law shall constitute a Change in Board Recommendation, unless and until it shall have failed promptly after the end of the Notice Period to publicly announce that it (A) was recommending the Transactions and (B) has determined that such other Acquisition Proposal (taking into account (1) any modifications or adjustments made to the Transactions and agreed to by the parties and (2) any modifications or adjustments made to such other Acquisition Proposal) is not a Superior Proposal and has publicly rejected such Superior Proposal.

(d)   Nothing in this Agreement, but subject to Section 7.4(b), shall prohibit the Qorvo Board or the Skyworks Board from (i) taking and disclosing to their respective stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to their respective stockholders that it determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with the board’s fiduciary duties under applicable Law.

(e)   Skyworks, including in its capacity as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, shall take all actions necessary to (a) cause Merger Sub I, Merger Sub II and, after the Closing, the Surviving Company, to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, (b) after the Effective Time, cause the Second Merger to occur and (c) ensure that each of Merger Sub I and Merger Sub II prior to the Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement, the Debt Financing Commitment, the definitive agreements with respect to the Debt Financing or the transactions contemplated hereby or thereby, including the Debt Financing.

Section 7.5   Notification of Certain Events.  Each of Qorvo and Skyworks shall, as promptly as reasonably practicable, notify the other:

(a)   upon becoming aware that any material representation or warranty made by it in this Agreement has become untrue or inaccurate, or of any material failure of such Person to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case, such that any condition to the Mergers would reasonably be expected to fail to be satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Mergers, or the remedies available to the parties hereto, and provided, further, that failure to give any such notice under this Section 7.5 shall not be treated as a breach of covenant for the purposes of Section 8.2(a), Section 8.3(a), Section 9.1(h) or Section 9.1(i) of this Agreement, as applicable;

(b)   to the extent Qorvo has Knowledge of such notice or communication or that Skyworks has Knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the Consent of such Person is required in connection with the Mergers, and the failure to obtain such Consent would reasonably be expected to have a material impact on Qorvo and the Qorvo Subsidiaries, taken as a whole, or Skyworks and the Skyworks Subsidiaries, taken as a whole, or the Combined Company;

(c)   of any material written communication from any Governmental Body related to the Mergers; and

(d)   of any proceedings commenced and served upon, or threatened in writing against, Qorvo or any Qorvo Subsidiaries, or Skyworks or any Skyworks Subsidiaries, that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement.

Section 7.6   Access and Investigation.  Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of (1) the Effective Time, and (2) the valid termination of this Agreement pursuant to Section 9.1 (such period being referred to herein as the “Interim Period”), each of Qorvo and Skyworks shall, and shall cause their respective Representatives, to: (i) provide Skyworks or Qorvo, as applicable, with reasonable access in a manner not unreasonably disruptive to the operation of the businesses of Qorvo or Skyworks, as applicable, or to their respective Subsidiaries, during normal business hours to Qorvo’s or Skyworks’, as applicable, and each of their respective Subsidiaries’, Representatives, books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to Qorvo or to Skyworks, as applicable, or to their respective Subsidiaries; and (ii) provide Skyworks or Qorvo, as applicable, and their respective Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to Qorvo or Skyworks, as applicable, and their respective Subsidiaries, and with such additional financial, operating and other data and information regarding Qorvo or Skyworks, as applicable, and their respective Subsidiaries, in each of cases (i) and (ii), (A) under the supervision of appropriate personnel of the providing party, (B) in such a manner not to unreasonably interfere with the usual operation of the providing party, (C) to the extent reasonably necessary for (x) the consummation of the Transactions or (y) planning for the integration of the parties’ businesses (and with respect to clause (y), only to the extent such information is reasonably necessary at such time in advance of the Effective Time), and (D) with respect to books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to Qorvo or to Skyworks, as applicable, or to their respective Subsidiaries, solely to the extent such items are in the possession or control of such party or any of its Representatives.  Information obtained by Skyworks or Qorvo, as applicable, pursuant to this Section 7.6 will constitute “Evaluation Material” (subject to any exception contained in such definition) under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement.  Nothing in this Section 7.6 shall require Qorvo or Skyworks to: (1) permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would reasonably be expected to: (A) violate any of its or its Affiliates’ respective Contract obligations with respect to confidentiality; (B) result in a violation of applicable Law; or (C) result in loss of legal protection, including the attorney-client privilege and work product doctrine; or (2) take any actions otherwise permitted not to be taken pursuant to, or provide information (other than to the extent required by Section 7.1, Section 7.4(b) or Section 7.4(c)) from the Skyworks Board’s or the Qorvo Board’s deliberation or evaluation of the matters described in, clauses (iii) or (iv) of Section 7.8.  Without limiting the foregoing, in the event that Qorvo or Skyworks does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to the other party that it is withholding such access or information and, in the case of the foregoing clauses (A) or (B), shall use commercially reasonable efforts to communicate the applicable information in a way that would not violate the applicable Law or Contract.

Section 7.7   Confidentiality.  Notwithstanding anything therein to the contrary, the Confidentiality Agreement, dated as of April 8, 2025, by and between Skyworks and Qorvo (the “Confidentiality Agreement”), other than the fourth paragraph thereof, shall be extended, as applicable, and shall remain in full force and effect in accordance with its terms until the earlier of (i) two years following the termination of this Agreement (except that the eighth paragraph thereof shall be extended only until the termination of this Agreement) and (ii) the Effective Time, at which time the Confidentiality Agreement shall automatically terminate without further action. All obligations of the parties under the fourth paragraph of the Confidentiality Agreement shall be suspended for the duration of this Agreement upon the execution and delivery of this

Agreement.  All information subject to the Clean Room Agreement or the Joint Defense Agreement shall remain so subject.

Section 7.8   Public Announcements.  Skyworks and Qorvo: (a) shall mutually agree to the text of the joint press release and investor relations presentation announcing the signing of this Agreement; and (b) shall consult with each other before issuing any further press release or otherwise making any public statement with respect to the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding the foregoing: (i) each party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the parties (or individually, if approved by the other party); (ii) either party may, without the prior consent of the other party, issue any such press release or make any such public announcement or statement as may be required by applicable Law or by Nasdaq if it first notifies and consults with the other party prior to issuing any such press release or making any such public announcement or statement; (iii) the parties need not consult with (or obtain the consent of) the other in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or any modification or withdrawal of their respective Board Recommendations in accordance with Section 7.4; and (iv) neither party need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between the parties related to this Agreement or any of the Transactions.

Section 7.9   Employee Matters.

(a)   For purposes of this Section 7.9, (i) the term “Covered Employees” means employees who are actively employed by Qorvo or its Subsidiaries immediately prior to the Closing and who remain employed by Skyworks, the Surviving Company or any of their respective Subsidiaries immediately after the Closing; and (ii) the term “Continuation Period” means the period beginning at the Closing and ending on the first anniversary of the Closing.

(b)   During the Continuation Period, Skyworks shall, or shall cause a Subsidiary of Skyworks to, provide to each Covered Employee for so long as such Covered Employee remains employed by Skyworks or any of its Subsidiaries during the Continuation Period, (i) an annual base salary or base wage rate that is no less favorable than the annual base salary or base wage rate that was provided to the Covered Employee immediately prior to the Closing, (ii) a total annual target cash opportunity (i.e., inclusive of annual base salary or base wage rate and any applicable target annual cash bonus opportunity, and excluding any equity or equity-based compensation opportunity) that is no less favorable than the total annual target cash opportunity that was provided to the Covered Employee immediately prior to the Closing, (iii) severance pay and benefits at levels that are no less favorable than the greater of (x) the levels of such severance pay and benefits as in effect under the Qorvo Plans immediately prior to the Closing and (y) the levels of such severance pay and benefits applicable to similarly situated employees of Skyworks, and (iv) other employee benefits (other than defined benefit pension benefits, retiree health and insurance benefits, and equity and equity-related incentive compensation) that are substantially comparable, in the aggregate, to those provided to Covered Employees under the Qorvo Plans immediately prior to the Closing. Furthermore, it is Skyworks’ present intention that, during the Continuation Period, it shall provide Covered Employees with annual long-term incentive compensation opportunities that are no less favorable than, at Skyworks’ election, the long-term incentive compensation opportunities, if any, (x) provided to similarly situated employees of Skyworks or (y) provided to such Covered Employees immediately prior to the Closing; provided, that, with respect to any such annual long-term incentive compensation awarded to a Covered Employee during such Continuation Period, the terms set forth on Section 7.9(b) of the Qorvo Disclosure Schedules shall apply.

(c)   In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy, or arrangement of Skyworks or any of its Subsidiaries (“Skyworks Plan”) following the Closing, Skyworks shall, or shall cause a Subsidiary of Skyworks to, use reasonable best efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Skyworks Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the Qorvo Plan the Covered Employee participated in immediately prior to coverage under the Skyworks Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid under a Qorvo Plan prior to the Covered Employee’s coverage under any corresponding Skyworks Plan during the plan year in which the Covered Employee first becomes eligible to participate in the applicable Skyworks Plan, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Skyworks Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Skyworks Plan for the plan year in which the Covered Employee first becomes eligible to participate in such Skyworks Plan.

(d)   As of the Closing, Skyworks shall, or shall cause a Subsidiary of Skyworks to, use reasonable best efforts to recognize the service of each Covered Employee prior to the Closing to Qorvo (or any predecessor entities of Qorvo or any of the Qorvo Subsidiaries) for purposes of eligibility, vesting and level of benefits (but not for benefit accrual purposes under any defined benefit pension plan, eligibility for early retirement subsidies, eligibility for or benefits accruals under any retiree medical or insurance program or vesting of any equity or equity-related incentive compensation (except as required pursuant to this Agreement)) to the same extent as such Covered Employee received, immediately before the Closing, credit for such service under any similar Qorvo Plan in which such Covered Employee participated immediately prior to the Closing.  In no event shall anything contained in this Section 7.9 result in any duplication of benefits for the same period of service.

(e)   Unless otherwise requested in writing by Skyworks, the Qorvo Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate any Qorvo Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (collectively, the “Qorvo 401(k) Plans”), effective no later than the day immediately prior to the Closing Date and, effective as of such date, no employee of Qorvo or any Qorvo Subsidiary shall have any right thereafter to contribute any amounts to the Qorvo 401(k) Plans.  Qorvo shall provide Skyworks with a reasonable opportunity to review and comment, in advance of any such adoption or corporate action, on any such resolutions or corporation actions. If the Qorvo 401(k) Plans are terminated in accordance with this Section 7.9(e), effective as of the Closing, Skyworks shall permit each Covered Employee who, as of immediately prior to the Closing, was eligible to participate in a Qorvo 401(k) Plan, to be eligible to participate in a Skyworks Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Skyworks 401(k) Plan”) effective as of, or as soon as administrative feasible following, the Closing Date, and Skyworks shall cause the Skyworks 401(k) Plan to accept the rollover of account balances (including, subject to the following sentence, the in-kind rollover of promissory notes evidencing outstanding participant loans that are not in default) from the applicable Qorvo 401(k) Plan to the Skyworks 401(k) Plan for each Covered Employee who elects such direct rollover in accordance with the terms of the Qorvo 401(k) Plan and the Code.  Qorvo and Skyworks shall cooperate in good faith to work with the Qorvo 401(k) Plan and Skyworks 401(k) Plan recordkeepers to develop a process and procedure for effecting the in-kind direct rollover of promissory notes evidencing participant loans from the Qorvo 401(k) Plan to the Skyworks 401(k) Plan, and the obligation of the Skyworks 401(k) Plan to accept the direct rollover of loan promissory notes is conditioned on the development of a loan rollover process and procedure that is acceptable to the respective recordkeepers.  In the event that a process and procedure acceptable to the Qorvo 401(k) Plan and Skyworks 401(k) Plan recordkeepers for effecting the in-kind rollover of loan promissory notes is agreed upon, Qorvo and Skyworks shall take any and all commercially reasonable actions needed to permit each Covered Employee with an outstanding loan balance under a Qorvo 401(k) Plan as of the Closing Date to continue to make scheduled loan payments to the Qorvo 401(k) Plan after the Closing, pending the distribution and in-kind rollover of such promissory notes evidencing such loans, so as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(f)   Prior to the Closing, Skyworks and Qorvo shall cooperate in timely satisfying any notice, information, consent, or consultation obligations, and other similar requirements in respect of any applicable Collective Bargaining Agreement, or in accordance with applicable Law, to any labor or trade union, works council, labor organization or similar employee representative that may be triggered by this Agreement or the Transactions.

(g)   Prior to the Closing, Skyworks and Qorvo will each grant retention incentives to their respective key employees pursuant to the terms and conditions set forth on Section 7.9(g) of the Skyworks Disclosure Schedule and on Section 7.9(g) of the Qorvo Disclosure Schedule, respectively (the “Skyworks Retention Terms” and the “Qorvo Retention Terms,” respectively), plan documents for which shall be adopted prior to the Closing in forms to be mutually agreed between Skyworks and Qorvo (the “Skyworks Retention Plan” and the “Qorvo Retention Plan,” respectively, and, together, the “Retention Plans”)). For the avoidance of doubt, in the event the Closing does not occur, Skyworks shall be solely liable for all costs and liabilities relating to the Skyworks Retention Plan and Qorvo shall be solely liable for all costs and liabilities relating to the Qorvo Retention Plan.

(h)   Skyworks acknowledges and agrees that the Closing will constitute a “Change in Control” or “Change of Control” (or other similar phrase) within the meaning of each Qorvo Plan that contains change in control provisions. From and after the Closing, Skyworks shall, and shall cause the Surviving Corporation to, be bound by, honor and comply with the terms of each such Qorvo Plan containing provisions relating to a “Change in Control” or “Change of Control” (or other similar phrase). Section 7.9(h) of the Qorvo Disclosure Schedule sets forth a list of each Individual Agreement.

(i)   This Section 7.9 shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Section 7.9, express or implied, (i) shall be construed to limit the right of Skyworks, Qorvo, or any of their respective Subsidiaries to amend, modify or terminate any Qorvo Service Provider Benefit Plan or Skyworks Service Provider Benefit Plan or other employee benefit plan, program, policy, practice, agreement or arrangement at any time assumed, established, sponsored, or maintained by any of them, (ii) shall be construed to require Skyworks, Qorvo, or any of their respective Subsidiaries to retain the employment of any particular Person for any fixed period of time following the Closing, (iii) shall be construed to establish, amend, or modify any benefit plan, program, policy, practice, agreement or arrangement or (iv) is intended to confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement or any remedy of any nature whatsoever hereunder.

Section 7.10   Director and Officer Matters.

(a)   From the Effective Time until the sixth anniversary of the Effective Time, Skyworks shall cause the Surviving Corporation and the Surviving Company to exculpate, indemnify and hold harmless (and shall also cause the Surviving Corporation and the Surviving Company to advance expenses as incurred), (i) to the fullest extent permitted under applicable Law, and (ii) in accordance with any indemnification agreements with Qorvo or any Qorvo Subsidiary in effect on the date of this Agreement, each present and former director and officer of Qorvo or any Qorvo Subsidiary (collectively, the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Persons’ service as a director or officer of Qorvo or any Qorvo Subsidiary or services performed by such Persons at the request of Qorvo or any Qorvo Subsidiary at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including with respect to (A) the Mergers and the other Transactions and (B) actions to enforce this Section 7.10.

(b)   All rights to indemnification, exculpation and advancement and reimbursement of expenses by Qorvo or any Qorvo Subsidiary existing in favor of the Indemnified Persons for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in Qorvo’s or the applicable Qorvo Subsidiary’s certificate of incorporation, bylaws or other similar organizational documents (as in effect as of the date of this Agreement) and as provided in those indemnification agreements between Qorvo or any Qorvo Subsidiary and such Indemnified Persons (as in effect as of the date of this Agreement), will survive the Mergers and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable law) for a period of six years following the date on which the Mergers become effective, and the Surviving Company and its Subsidiaries will (and Skyworks will cause the Surviving Company and its Subsidiaries to) honor and fulfill, in all respects, the obligations of Qorvo or any Qorvo Subsidiary in respect of such rights of indemnification, exculpation and advancement and reimbursement of expenses.  For a period of six (6) years after the Effective Time, to the fullest extent permitted under applicable Law, Skyworks and the Surviving Company shall maintain in effect the indemnification, exculpation and advancement of expenses provisions of Qorvo and the Qorvo Subsidiaries’ certificates of incorporation, bylaws or similar organizational documents in effect as of the date of this Agreement and any indemnification agreements of Qorvo and the Qorvo Subsidiaries in effect as of the date of this Agreement, or provisions that are no less protective than such provisions or agreements, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of Qorvo and the Qorvo Subsidiaries.  Notwithstanding anything to the contrary, if any Indemnified Person notifies Skyworks on or prior to the sixth anniversary of the Closing of a matter in respect of which such Indemnified Person intends to seek indemnification pursuant to this Section 7.10, the provisions of this Section 7.10 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c)   From the date on which the Closing occurs until the sixth anniversary of such date, Skyworks shall cause the Surviving Company to maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Closing, the existing policy of directors’ and officers’ liability insurance maintained by Qorvo as of the date of this Agreement in the form made available to Skyworks (the “Existing D&O Policy”), except that: (i) Skyworks may substitute for the Existing D&O Policy a policy or policies of substantially comparable coverage, and in any event, coverage not less favorable in the aggregate than the existing policies of Qorvo and the Qorvo Subsidiaries; and (ii) Skyworks will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 300% of the most recent annual premium paid prior to the date of this Agreement for the Existing D&O Policy (the “Maximum Premium”).  If any future annual premiums for the Existing D&O Policy (or any substitute policy therefor) exceed the Maximum Premium in the aggregate, then Skyworks may reduce the amount of coverage of such Existing D&O Policy (or any substitute policy therefor) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.  Skyworks shall cause the Surviving Company or, prior to the Effective Time, Qorvo shall have the right to purchase a pre-paid, non-cancellable “tail” policy on the Existing D&O Policy for a claims reporting or discovery period of six (6) years from the Closing Date and otherwise on terms and conditions that are no less favorable than the terms and conditions of the Existing D&O Policy; provided, however, that the Surviving Company shall not be obligated to, and Qorvo shall not (without the prior written consent of Skyworks), expend an amount for such “tail” policy in excess of the Maximum Premium.  If such “tail” policy is purchased, Skyworks shall cause the Surviving Company to maintain such “tail” policy in full force and effect in lieu of all other obligations of the Surviving Company under the first sentence of this Section 7.10(c).

(d)   The provisions of this Section 7.10 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons (and his or her heirs), who are intended third-party beneficiaries of this Section 7.10 from and after the Effective Time.

(e)   In the event Skyworks or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Skyworks or the Surviving Company, as the case may be, shall assume of the rights and obligations set forth in this Section 7.10.

Section 7.11   Stockholder Litigation.  Prior to the earlier of the Effective Time or the date of valid termination of this Agreement pursuant to Section 9.1 and subject to applicable Law: (a) Qorvo and Skyworks shall promptly advise each other in writing of any stockholder litigation against Qorvo or Skyworks or any of its or their respective directors or officers relating to this Agreement or the Mergers and shall keep each other fully informed regarding any such stockholder litigation; and (b) Qorvo and Skyworks shall give each other reasonable opportunity, at such participant’s sole cost and expense, to participate, subject to a customary joint defense agreement, in the defense of any action, claim, suit or proceeding against Qorvo or Skyworks or its directors or officers relating to the Mergers or the other transactions contemplated hereby, and no such settlement will be agreed to or offered without the prior written consent of such participant, which consent shall not be unreasonably withheld, conditioned or delayed (provided that it shall not be unreasonable for a party to withhold such consent with respect to any settlement that: (i) involves anything other than solely (A) the payment of mooting fees in an aggregate amount that, together with all other amounts paid in settlements made pursuant to this proviso, does not exceed the amount set forth on Section 7.11 of the Skyworks Disclosure Schedule, (B) any payments from proceeds of insurance (except for any applicable deductible, out-of-pocket costs, premiums and expenses incurred in obtaining such recovery, including any increase in premiums resulting from such recovery) or (C) supplemental disclosure (provided that such party shall be given reasonable opportunity to review and comment on any supplemental disclosure and such other party shall consider in good faith any changes thereto proposed by such first party); (ii) involves any admission of wrongdoing or liability; (iii) involves any injunctive or similar relief; (iv) does not involve a complete and unconditional release by the named plaintiffs of all defendants in respect of all claims then pending relating to this Agreement, the Mergers or the other Transactions; or (v) does not involve the withdrawal or dismissal of all claims and actions then pending relating to this Agreement, the Mergers or the other Transactions).  Each of Qorvo and Skyworks shall, and shall cause their respective Subsidiaries to, cooperate in the defense or negotiation or settlement of any litigation contemplated by this Section 7.11.  The parties acknowledge that this Section 7.11 in no way limits the parties’ obligations under Section 7.3.

Section 7.12   Section 16 Matters.  Prior to the Effective Time, Skyworks and Qorvo shall take all steps that may be required to cause any acquisitions or dispositions of Qorvo Common Stock (including derivative securities with respect to Qorvo Common Stock) or acquisitions or dispositions of Skyworks Common Stock (including derivative securities with respect to Skyworks Common Stock) resulting from the Mergers and the matters contemplated by Section 3.2 by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Qorvo or Skyworks to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.13   Filing of Form S-8; Listing of Additional Shares.  If the shares of Skyworks Common Stock issuable with respect to Adjusted RSU Awards are not included in the Registration Statement, Skyworks agrees to file on the Closing Date, a registration statement on Form S-8 (or any successor form) (if available) with respect to such shares of Skyworks Common Stock, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the offer and sale of securities underlying Adjusted RSU Awards issuable pursuant to Section 3.2 remains in effect.  Skyworks shall at times ensure that there will remain a sufficient number of unissued shares of Skyworks Common Stock to meet its share issuance obligations in connection with the Adjusted RSU Awards.

Section 7.14   Stock Exchange Listing.  Each of Skyworks and Qorvo shall take all action necessary to cause the Skyworks Common Stock to be issued in connection with the Mergers to be listed on Nasdaq, subject to official notice of issuance, at or prior to the Closing Date.

Section 7.15   Tax Treatment.

(a)   For U.S. federal income tax purposes, the parties hereto intend that the Mergers, taken together, will qualify for the Intended Tax Treatment, and that this Agreement is hereby adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

(b)   Each of Skyworks, Qorvo and their respective Subsidiaries shall use reasonable best efforts to cause the Mergers, taken together, to qualify for the Intended Tax Treatment.  None of Skyworks, Qorvo or any of their respective Subsidiaries has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment and shall report the Mergers in a manner consistent with the Intended Tax Treatment.

(c)   Each of the parties hereto shall use its reasonable best efforts to obtain (i) the Skyworks Registration Statement Tax Opinion, and (ii) the Qorvo Registration Statement Tax Opinion, (or copies of such opinions, as applicable) including by delivering to Davis Polk & Wardwell LLP (“Davis Polk”) and Skadden prior to the filing of the Registration Statement, a tax representation letter in substantially the form set forth in Annex B, as applicable. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any Affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 7.15(c).

(d)   The parties hereto acknowledge and agree that for purposes of determining the value of Skyworks Common Stock to be received by holders of Qorvo Common Stock pursuant to the Transactions under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Revenue Procedure 2018-12, (ii) the

“Measuring Period” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be each of the ten (10) consecutive trading days ending on and including the last trading day immediately preceding the date of this Agreement, (iii) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be The Nasdaq Stock Market and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg L.P.

Section 7.16   Financing.

(a)   Each of Skyworks, Merger Sub I and Merger Sub II shall, and shall cause its respective Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on or prior to the Closing, on the terms and subject solely to the conditions (including, to the extent applicable, the “market flex” provisions) described in the Debt Financing Commitment, including using its reasonable best efforts to: (i) maintain in full force and effect the Debt Financing Commitment in accordance with their terms, (ii) negotiate, enter into and deliver definitive agreements with respect to the Debt Financing on the terms and subject solely to the conditions contemplated by the Debt Financing Commitment (the “Definitive Debt Financing Agreements”), (iii) satisfy (or obtain a waiver of) on a timely basis all conditions and comply with all obligations applicable to Skyworks in the Debt Financing Commitment and the Definitive Debt Financing Agreements, (iv) enforce all of its rights under the Debt Financing Commitment and the Definitive Debt Financing Agreements, and (v) consummate the Debt Financing no later than the Closing.

(b)   Skyworks shall not agree to any amendments, restatements, supplements or modifications to, obtain any replacement of, or waive any of its rights under, the Debt Financing Commitment or the Definitive Debt Financing Agreements, in whole or in part, without the prior written consent of Qorvo if any such amendment, restatement, supplement, replacement, modification or waiver of the Debt Financing Commitment or the Definitive Debt Financing Agreements shall: (i) impose new or additional conditions or otherwise amend, modify or expand any conditions to the Debt Financing that would make the funding thereof less likely to occur in any material respect or would delay the funding thereof beyond the time required pursuant to the terms of this Agreement; (ii) reduce (or have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions existing on the date of this Agreement)) to less than the amount required, together with all other sources of cash or other financing sources available to Skyworks on the Closing Date, for the satisfaction of all of Skyworks’ payment obligations under this Agreement and the Debt Financing Commitment due at the Closing, including the payment of the Financing Uses; (iii) delay or prevent the Closing from occurring on the date that it would have otherwise occurred; or (iv) adversely impact the ability of Skyworks to (A) enforce its rights against the other parties to the Debt Financing Commitment or the Definitive Debt Financing Agreements or (B) cause the Mergers to be timely consummated, including by making the funding of the Debt Financing less likely to occur (it being understood that (x) Skyworks may amend, restate, modify or supplement the Debt Financing Commitment or the Definitive Debt Financing Agreements to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Financing Commitment as of the date of this Agreement, to provide for the assignment and reallocation to such entities of a portion of the debt financing commitments contained in the Debt Financing Commitment or the Definitive Debt Financing Agreements and to grant customary approval rights to such additional arrangers and other Entities in connection with such appointments as expressly set forth in the Debt Financing Commitment, in each case, without Qorvo’s consent; provided that, for the avoidance of doubt, such amendment, restatement, modification or supplement shall otherwise comply with this clause (b), and (y) the commitments of the Financing Sources set forth in the Debt Commitment Letter may be automatically reduced or terminated pursuant to the terms thereof (as in effect on the date hereof), without Qorvo’s consent)).

(c)   In the event that all or any portion of the Debt Financing becomes or is reasonably expected to become, unavailable for any reason, in an amount sufficient, together with all other sources of cash available to Skyworks on the Closing Date, for the satisfaction of all of Skyworks’ payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses, Skyworks shall (i) notify Qorvo in writing thereof as promptly as practicable after obtaining knowledge thereof and (ii) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to promptly arrange and obtain alternative financing (the “Alternative Financing”) (A) in an amount sufficient, together with all other sources of cash available to Skyworks on the Closing Date, for the satisfaction of all of Skyworks’ payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses, (B) that does not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Debt Financing Commitment (as in effect on the date of this Agreement) and (C) which would not reasonably be expected to materially delay or impair the likelihood of the Closing.

(d)   Upon (i) obtaining any commitment for any Alternative Financing or other financing or (ii) any amendment, restatement, supplement, replacement, modification or waiver of the Debt Financing Commitment, the debt financing commitments contemplated therein or any other term loan bank debt financing or Capital Markets Issuance funded in lieu thereof, in each case, as permitted by Section 7.16(b), references to the “Debt Financing,” “Financing Sources,” “Definitive Debt Financing Agreements” and “Debt Financing Commitment” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, such amended, restated, supplemented, replaced, modified or waived Debt Financing Commitment or such other term loan bank debt financing or Capital Markets Issuance funded in lieu thereof and, in each case, the commitments thereunder, the agreements with respect thereto and the financial institutions participating therein for all purposes of this Agreement and each such term shall be construed accordingly.

(e)   Skyworks shall, and shall cause its Representatives to, keep Qorvo reasonably informed promptly upon written request (which may be via email) in reasonable detail of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Skyworks shall: (i) furnish Qorvo with executed copies of any amendments, restatements, supplements, replacements, modifications to or waivers of the Debt Financing Commitment, Alternative Financing or other financing permitted by Section 7.16(b) (with any Fee Letter redacted in a customary manner to the extent described in Section 5.27(a)) promptly upon their execution; and (ii) give Qorvo prompt written notice (A) of any actual or threatened default or breach (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any default or breach) under, or repudiation, recission, cancellation or expiration of, the Debt Financing Commitment or the Definitive Debt Financing Agreements by any party thereto, in each case, of which Skyworks becomes aware, (B) of any termination of the Debt Financing Commitment, (C) of the receipt by Skyworks or any Affiliate of Skyworks of any written notice or other written communication from any Person with respect to (x) a breach of Skyworks’ or any of its Affiliates’ obligations under the Debt Financing Commitment or Definitive Debt Financing Agreement, or actual or potential default, termination or repudiation by any party to any of the Debt Financing Commitment or Definitive Debt Financing Agreement (including any proposal by any Financing Source, lender or other Person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the amount of Debt Financing contemplated by the Debt Financing Commitment) the Debt Financing Commitment) and (y) any material dispute or disagreement between or among any parties to the Debt Financing Commitment or any Definitive Debt Financing Agreement relating to the initial availability of the Debt Financing or the amount of the Debt Financing to be funded at Closing and (D) of the receipt by Skyworks or any Affiliate of Skyworks of any written notice or other written communication on the basis of which Skyworks expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing (other than in accordance with any automatic reduction or termination of the Debt Financing Commitment pursuant to the terms of the Debt Commitment Letter (as in effect on the date hereof).

(f)   Prior to the Closing Date, Qorvo shall, and shall cause each of its Subsidiaries and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to Skyworks cooperation reasonably requested by Skyworks in connection with the arrangement of the Debt Financing and any Capital Markets Issuance, including using reasonable best efforts (to the extent reasonable and customary for financings of the type contemplated thereby as of the date of this Agreement) to:

(i)   cause the appropriate senior officers of Qorvo to participate in a reasonable but limited number of lender or investor meetings, lender or investor presentations, roadshows, sessions with rating agencies and due diligence sessions, in each case, upon reasonable notice and at mutually agreeable dates and reasonable times (but in all cases solely by videoconference);

(ii)   provide reasonable and customary assistance with the preparation of customary rating agency presentations, road show materials, customary bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by Qorvo with the SEC), in connection with obtaining any Debt Financing or consummating any Capital Markets Issuance, in each case, solely with respect to customary information relating to Qorvo and its Subsidiaries (which assistance may include providing customary authorization letters; provided that such authorization letters (or the underlying documents to which they pertain) shall exculpate Qorvo, its Subsidiaries and its and their respective Representatives with respect to any liability related to the use of information contained therein or other marketing materials related thereto);

(iii)   (A) provide all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations at least four (4) Business Days prior to the Closing Date, including the USA PATRIOT Act, relating to Qorvo and any of its Subsidiaries, in each case as reasonably requested by Skyworks at least ten (10) Business Days prior to the Closing Date and (B) assist with the termination, replacement, backstopping or rollover of any letter of credit outstanding under the Qorvo Credit Agreement;

(iv)   furnish Skyworks, following Skyworks’ reasonable request, with all customary financial information (to the extent reasonably available to Qorvo) relating to Qorvo and its Subsidiaries required to be delivered pursuant to clauses (c) and (d) (as applicable) of paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent reasonably required to consummate any Debt Financing (including any loan syndication contemplated by the Debt Commitment Letter) or Capital Markets Issuance (provided that the references to 40 days and 60 days in such paragraph also shall be deemed to refer to the applicable closing date of any Capital Markets Issuance), and provide assistance that is reasonably necessary to permit Skyworks to prepare the pro forma financial statements required to be delivered pursuant to clauses (e) and (f) (as applicable) of paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent reasonably required to consummate any Debt Financing or any Capital Markets Issuance (giving effect to the proviso set forth above in this clause (iv)) (it being understood that Skyworks, and not Qorvo, its Subsidiaries or any of their respective Subsidiaries, Affiliates or Representatives, is responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments), provided (x) that the public filing of any financial statements or other public information shall satisfy the requirement to deliver financial information pursuant to this clause (iv), provided that a subsequent Form 8-K, Item 4.02 has not been filed with respect to the financial statements included therein and (y) in no event shall Qorvo be required to provide any financial information prior to the date such financial information is required to be publicly filed pursuant to the applicable SEC deadline;

(v)   cause its independent auditors to participate in customary accounting due diligence sessions and reasonably cooperate with any Debt Financing and Capital Markets Issuance consistent with their customary practice, including (x) requesting that they provide customary comfort letters (including “negative assurance” and customary “change period” comfort) and customary consents or authorization letters to the inclusion of Qorvo’s auditor reports and (y) providing customary management representation letters to such auditors, in each case, to the extent required in connection with the marketing and syndication of any Debt Financing or as are customarily required in an underwritten Capital Markets Issuance; and

(vi)   assist with the preparation of and enter into (but not prior to the Closing) Definitive Debt Financing Agreements (including review of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any currency or interest hedging agreements of Qorvo or any of its Subsidiaries (provided that Qorvo shall not be required to negotiate or obtain such amendments).

(g)   Qorvo hereby consents to the use of its and each of its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Qorvo or any of its Subsidiaries or the reputation or goodwill of Qorvo or any of its Subsidiaries. Skyworks shall, promptly upon request by Qorvo (and, in any event, within thirty (30) days), reimburse Qorvo for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Qorvo or any of its Subsidiaries in order to comply with its obligations under Section 7.16(f), Section 7.16(j) and Section 7.16(n). Skyworks shall indemnify, defend and hold harmless Qorvo, its Subsidiaries and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise, in connection with the arrangement of the Debt Financing or any Capital Markets Issuance and any information used in connection therewith, except to the extent such claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities result from the gross negligence or willful misconduct of such indemnified Persons.

(h)   Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 7.16(f) and the actions and matters referred to in Section 7.16(j) and Section 7.16(n) shall not (i) (A) unreasonably interfere with the normal operations of Qorvo or any of its Subsidiaries or (B) cause significant competitive harm to Qorvo or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) (A) require the taking of any action in respect of the Debt Financing or any Capital Markets Issuance to the extent that such action would cause any condition to Closing set forth in Article VIII to fail to be satisfied by the Outside Date or otherwise result in a breach of this Agreement by Qorvo or any of its Subsidiaries or (B) require Qorvo or any of its Subsidiaries to waive or amend any terms of this Agreement, (iii) require Qorvo or any of its Subsidiaries to take any action that would conflict with or violate any of its organizational documents, any applicable law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract or permit to which Qorvo or any of its Subsidiaries is a party, (iv) require Qorvo or any of its Subsidiaries (A) to prepare any financial statements or financial information (other than as currently prepared in the ordinary course of business) or (B) to prepare or provide any financial projections, estimates, forecasts or other forward-looking information, (v) except in connection with any consent solicitation described in Section 7.16(j), require Qorvo or any of its Subsidiaries to issue any bank information memoranda, lender presentations, offering memoranda, or similar documents including disclosure and financial statements (1) with respect to the business that reflects Qorvo or its Subsidiaries (other than, after the Closing, the Surviving Corporation) as the obligor(s) or (2) in the name of Qorvo, its

Subsidiaries or the Surviving Corporation, separate from Skyworks and/or its Subsidiaries, (vi) require Qorvo or any of its Subsidiaries to execute any Contract or any other letter, agreement, document or certificate prior to the Closing the effectiveness of which is not expressly conditioned upon the occurrence of the Closing (other than customary management and authorization letters contemplated in Section 7.16(f) or any supplemental indenture contemplated in Section 7.16(j) and any customary certificates required in connection therewith), (vii) require Qorvo or any of its Subsidiaries to enter into any agreement or commitment in connection with the Debt Financing or any Capital Markets Issuance that is effective prior to the Closing (other than customary management and authorization letters contemplated in Section 7.16(f) or supplemental indentures and related documents contemplated in Section 7.16(j)), (viii) result in Qorvo or its Subsidiaries, including any employee, officer or director of Qorvo or any of its Subsidiaries incurring any actual or potential personal liability with respect to any matters relating to the Debt Financing or any Capital Markets Issuance, (ix) provide access to or disclose information that Qorvo determines would jeopardize any attorney-client privilege or contravene any applicable Law, or violate any of the confidentiality provisions of any confidentiality agreement or Contract, of Qorvo or any of its Subsidiaries, (x) require Qorvo or any of its Subsidiaries to change any fiscal period, (xi) require Qorvo or any of its Subsidiaries to authorize any corporate action with respect to the Debt Financing or any Capital Markets Issuance prior to the Closing Date, except for such corporate action that is conditioned on the occurrence of the Closing (and only by their respective directors, managers or other Persons holding similar positions at Qorvo or any of its Subsidiaries who are expected to continue to hold such positions following the Closing), (xii) except in connection with any consent solicitation described in Section 7.16(j), require Qorvo or any of its Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel (other than in connection with the supplemental indentures contemplated in Section 7.16(j)), (xiii) require Qorvo or any of its Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any liens to be placed on any of its assets in connection with the Debt Financing or any Capital Markets Issuance prior to the Closing Date or (xiv) require Qorvo to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the  Debt Financing Commitment, the definitive documents related to the Debt Financing or any Capital Markets Issuance, the Debt Financing or any Capital Markets Issuance or any information utilized in connection therewith (in each case except following the Closing).

(i)   Notwithstanding anything contained in this Agreement to the contrary, Skyworks and Merger Subs expressly acknowledge and agree that neither Skyworks’ nor Merger Subs’ obligations hereunder, including to consummate the Closing subject to the terms and conditions hereof, are conditioned in any manner upon Skyworks or Merger Subs obtaining the Debt Financing, any Alternative Financing or any other financing (including, for the avoidance of doubt, any Capital Markets Issuance).

(j)   (i) Qorvo shall cooperate with, and take all actions reasonably requested by, Skyworks in order to facilitate the termination and payoff of the commitments under the Qorvo Credit Agreement at Closing upon or simultaneously with the funding of the Debt Financing (the “Qorvo Credit Agreement Payoff”) (including, without limitation, (x) by submitting a termination (and, if applicable, prepayment) notice in connection with the Qorvo

Credit Agreement Payoff to the extent such prepayment and/or termination notices have not been waived (it being understood that such notice may state that such prepayment and/or termination is conditioned on the substantially concurrent closing of the Mergers) and (y) requesting prior to the Closing the Qorvo Payoff Letters (as defined below)). Qorvo shall use commercially reasonable efforts (but which efforts shall not require Qorvo to commence any litigation or other adversarial proceeding against the lenders, arrangers or agents (or any other persons) under the Qorvo Credit Agreement), subject to the cooperation of the existing lenders, to obtain and deliver to Skyworks a customary payoff letter (the “Qorvo Payoff Letter”) (in customary form and substance) at or prior to the Closing relating to the termination of the obligations under the Qorvo Credit Agreement and the payment of the total amount required to be paid to fully satisfy all principal, interest, fees, penalties, prepayment premiums and any other monetary obligations (other than customary breakage fees, expenses and/or contingent indemnification obligations not yet due) due and payable under and in connection with the Qorvo Credit Agreement as of the anticipated Closing Date and, the release of any related liens (if any); provided that this clause (j) shall not require Qorvo or any of its Subsidiaries to cause such repayment, release and termination and (ii) Qorvo shall cooperate with, and take all actions reasonably requested by, Skyworks in order to, prior to the Closing, assist Skyworks in (w) preparing and delivering one or more notices of redemption for the outstanding aggregate principal amount of one or more series of the outstanding notes of Qorvo (the “Qorvo Notes”), which notice of redemption shall be expressly conditioned on the occurrence of the Closing, in order to effect a redemption pursuant to the terms of the relevant indenture, (x) commencing one or more consent solicitations (including in connection with any exchange offer launched by Skyworks or any of its Subsidiaries with respect to the Qorvo Notes) to amend the indenture or indentures governing one or more series of Qorvo Notes then outstanding to remove or modify certain of the covenants contained therein, including, promptly following the expiration of any such consent solicitation and subject to the receipt of any requisite consents, executing one or more supplemental indentures to the relevant indenture to provide for such amendments to be effective (but which shall not be operative until the Closing), (y) preparing an offer to purchase for a Change of Control Offer (as defined in the relevant indenture for one or more series of Qorvo Notes), which offer shall be expressly conditioned on the occurrence of the Closing, and commencing one or more Change of Control Offers for one or more series of the Qorvo Notes then outstanding, pursuant to the terms of the relevant indenture, and (z) providing any other cooperation to facilitate the assumption, amendment, redemption, repurchase or repayment of the Qorvo Notes (including, if elected by Skyworks, the satisfaction and discharge of the relevant indenture), in each case conditioned on the occurrence of the Closing, including using reasonable best efforts to cause the trustee in respect of each series of the Qorvo Notes to cooperate with respect to any of the foregoing actions (including, promptly following the expiration of any consent solicitation and subject to receipt of any consents, executing one or more supplemental indentures to provide for the relevant amendments to the relevant indentures to be effective (but which shall not be operative until the Closing), in each case, other than the payment of funds by Qorvo or any of its Subsidiaries in connection with this Section 7.16(j), including, trustee fees, any consent fee, redemption price or any payment in connection with a Change of Control (as defined in the relevant indenture) or satisfaction and discharge of any Qorvo Notes or related indenture, as applicable. If at any time prior to the completion of any action contemplated by this Section 7.16(j)(ii) any information in such documentation should be discovered by Qorvo or Skyworks that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Skyworks describing such information shall be disseminated by or on behalf of Skyworks (and if reasonably requested by Skyworks, by Qorvo) to the holders of the applicable series of Qorvo Notes and any other relevant parties.

(k)   All material non-public information provided by Qorvo or any of its Subsidiaries or any of their Representatives pursuant to this Section 7.16 shall be kept confidential in accordance with the Confidentiality Agreement, except that Skyworks shall be permitted to disclose such information to the financing sources, other potential sources of capital, rating agencies and prospective lenders (but not prospective investors in any debt securities offering, which disclosure shall be subject to Section 7.16(n)) during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and financing sources entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(l)   Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the condition set forth in Section 8.2(a) and the provisions of Section 9.1(h)), Qorvo’s obligations under this Section 7.16 (but excluding Section 7.16(j)(ii)) shall be deemed satisfied unless (A) Qorvo has materially breached its obligations under this Section 7.16, (B) such material breach was the proximate cause of Skyworks’ failure to receive any material portion of the proceeds of the Debt Financing and (C) Skyworks has notified Qorvo of such material breach in writing and provided a period of 15 days for such material breach to be cured (and such material breach has not been cured by the end of such 15-day period); provided that, if the Closing would otherwise occur within such 15-day period Qorvo’s obligation to cure such material breach pursuant to this clause (l) shall be deemed satisfied.

(m)   Skyworks and Qorvo agree that, if in connection with Skyworks’ (i) amendment, supplement, replacement, substitution, modification or waiver of any Debt Financing Commitment not prohibited by Section 7.16(b) or (ii) execution of an Alternative Financing or Capital Markets Issuance, the scope of the assistance required under this Section 7.16 as compared to the assistance that would be required or expected to be required in connection with the Debt Financing Commitment in effect on the date of this Agreement and the related Debt Financing is changed or expanded, Qorvo and its Subsidiaries shall be deemed to have complied with this Section 7.16 for purposes of Article VIII and Article IX of this Agreement if Qorvo and its Subsidiaries have provided Skyworks with the assistance that would otherwise be required under this Section 7.16 with respect to the Debt Financing Commitment in effect on the date of this Agreement and the related Debt Financing (but applied to the financing contemplated by such amended, supplemented, replaced, substituted, modified or waived Debt Financing Commitment or such Alternative Financing or Capital Markets Issuance, as applicable), in each case without giving effect to any such amendment, supplement, replacement, substitution, modification or waiver or Alternative Financing or Capital Markets Issuance, as applicable, to the extent that it provides for such additional or different requirements.

(n)   Skyworks agrees to provide Qorvo and its Representatives drafts of all financing documents and any materials that are to be presented during any meetings conducted in connection with the Debt Financings (including any Alternative Financing or Capital Markets Issuance) with a reasonable time to review and comment on such documents and materials, and Qorvo agrees to use reasonable best efforts to review all such offering documents and marketing materials and identify for Skyworks any information contained therein that it reasonably believes constitutes material non-public information with respect to Qorvo and its Subsidiaries (taken as a whole) (“Identified MNPI”). If Qorvo identifies any Identified MNPI, and such information is customarily included in such documents or marketing materials for debt financing of the type consistent with the Debt Financing, is reasonably requested by Skyworks to be included in the offering documents or marketing materials for the Debt Financing and does not include information as to which Qorvo reasonably objects (“Acceptable MNPI”), then Qorvo and Skyworks shall consult with one another to discuss the inclusion of any Acceptable MNPI in the offering documents and the filing by Qorvo of a Current Report on Form 8-K or other public dissemination of such Acceptable MNPI. Skyworks shall remove all such Identified MNPI that is not Acceptable MNPI from such offering documents and marketing materials upon reasonable request by Qorvo.

(o)   With respect to the actions required by this Section 7.16, Qorvo shall not be required to make any representation, warranties or certifications as to which, after Qorvo’s use of commercially reasonable efforts to cause such representation, warranty or certification to be true, Qorvo has in its good faith determined that such representation, warranty or certification is not true.

(p)   In no event shall Skyworks or any of its Affiliates prohibit or seek to prohibit any commercial bank, investment bank or other potential provider of debt or equity financing, including the Financing Sources Related Parties, from providing financing or financial advisory services to any Person in connection with a transaction relating to Qorvo or any of its Subsidiaries.

Article VIII

CONDITIONS TO THE MERGERS

Section 8.1   Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of each party to this Agreement to effect the Mergers shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

(a)   Registration Statement.  The Registration Statement shall have been declared (or shall have become) effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

(b)   Stockholder Approvals.  Each of the Qorvo Stockholder Approval and the Skyworks Stockholder Approval shall have been obtained.

(c)   Regulatory Approvals.  The waiting periods (including all extensions thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated and all other Consents required under any Antitrust Law or Investment Screening Law of any jurisdiction listed on Section 8.1(c) of the Qorvo Disclosure Schedule shall have been obtained and remained in full force and effect, provided no such Consent imposes any term, condition, restriction, requirement or limitation to which the relevant party would not have been required to agree pursuant to Section 7.3.

(d)   No Legal Restraints.  No Law or order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body having competent jurisdiction over Qorvo or Skyworks (each, a “Restraint”) shall be continuing and in effect enjoining, preventing or prohibiting the consummation of the Mergers or making consummation of the Mergers illegal; provided, that any Restraint with respect to any Antitrust Law or Investment Screening Law of any jurisdiction other than those set forth on Section 8.1(c) of the Qorvo Disclosure Schedule shall be disregarded for purposes of this Section 8.1(d) (other than any U.S. Antitrust Law).

Section 8.2   Conditions to Obligations of Skyworks to Effect the Mergers.  The obligations of Skyworks, Merger Sub I and Merger Sub II to effect the Mergers shall be subject to the satisfaction (or waiver by Skyworks) at or prior to the Effective Time of the following conditions:

(a)   Covenants and Agreements.  Qorvo shall have performed or complied in all material respects with its obligations, covenants and agreements under the Agreement.

(b)   Qorvo Representations and Warranties.  The representations and warranties of Qorvo set forth in: (i) Section 4.2 (Capitalization) and clause (ii) of Section 4.6(a) (Absence of Certain Changes) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time, except, with respect to Section 4.2 (Capitalization), that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; (ii) Section 4.3(a) (Authorization; No Conflict), Section 4.3(b) (Authorization; No Conflict), Section 4.9 (Broker’s or Finder’s Fees) and Section 4.25 (Inapplicability of Anti-takeover Statutes; No Rights Plan) (1) that are qualified by “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period) and (2) that are not qualified by “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all material respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period); and (iii) the rest of Article IV (other than those provisions described in clauses (i) and (ii) above) shall be true and correct as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except in the case of this clause (iii), where the failure to be so true and correct (without giving effect to any qualifications or limitations as to “materiality,” “Material Adverse Effect” or similar language) would not, either individually or in the aggregate, have a Material Adverse Effect on Qorvo.

(c)   No Qorvo Material Adverse Effect.  Since the Agreement Date, there shall not have occurred and be continuing any Material Adverse Effect with respect to Qorvo.

(d)   Qorvo Officer Certificate.  Skyworks shall have received a certificate duly and validly executed and signed on behalf of Qorvo by its chief executive officer and chief financial officer certifying that the conditions in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3   Conditions to Obligations of Qorvo to Effect the Mergers.  The obligations of Qorvo to effect the Mergers shall be subject to the satisfaction (or waiver by Qorvo) at or prior to the Effective Time of the following conditions:

(a)   Covenants and Agreements.  Skyworks shall have performed or complied in all material respects with its obligations, covenants and agreements under the Agreement.

(b)   Skyworks Representations and Warranties.  The representations and warranties of Skyworks set forth in: (i) Section 5.2 (Capitalization) and clause (ii) of Section 5.6(a) (Absence of Certain Changes) shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time, except, with respect to Section 5.2 (Capitalization), that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; (ii) Section 5.3(a) (Authorization; No Conflict), Section 5.3(b) (Authorization; No Conflict), Section 5.9 (Broker’s or Finder’s Fees) and Section 5.25 (Inapplicability of Anti-takeover Statutes; No Rights Plan) (1) that are qualified by “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all respects only as of such particular date or with respect to such specific period) and (2) that are not qualified by “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all material respects as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be so true and correct in all material respects only as of such particular date or with respect to such specific period); and (iii) the rest of Article V (other than those provisions described in clauses (i) and (ii) above) shall be true and correct as of the Agreement Date and as of immediately prior to the Effective Time as if made at and as of such time (unless any such representation or warranty addresses matters only as of a particular date or with respect to a specific period in which event such representation or warranty shall be true and correct only as of such particular date or with respect to such specific period), except in the case of this clause (iii), where the failure to be so true and correct (without giving effect to any qualifications or limitations as to “materiality,” “Material Adverse Effect” or similar language) would not, either individually or in the aggregate, have a Material Adverse Effect on Skyworks.

(c)   No Skyworks Material Adverse Effect.  Since the Agreement Date, there shall not have occurred and be continuing any Material Adverse Effect with respect to Skyworks.

(d)   Skyworks Officer Certificate.  Qorvo shall have received a certificate duly and validly executed and signed on behalf of Skyworks by its chief executive officer and chief financial officer certifying that the conditions in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

Section 8.4   Frustration of Closing Conditions.  None of the parties hereto may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was proximately caused by the failure of such party to perform any of its covenants, obligations or agreements under this Agreement.

Article IX

TERMINATION

Section 9.1   Termination.  This Agreement may be terminated and the Transactions, including the Mergers, may be abandoned at any time prior to the Effective Time, (other than in the case of Section 9.1(a)) by written notice of the terminating party to the other parties:

(a)   by mutual written consent of Skyworks and Qorvo;

(b)   by either Skyworks or Qorvo, if the Mergers shall have not been consummated on or prior to 11:59 p.m., Pacific Time, on April 27, 2027, or such other date agreed in writing by Skyworks and Qorvo (in any such case, the “Outside Date”); provided, however, that (i) if, on April 27, 2027, any of the conditions set forth in Section 8.1(c) or Section 8.1(d) has not been satisfied or waived, and only in the event there is pending litigation brought by the United States Department of Justice, Federal Trade Commission, or any other Governmental Body in the United States under the Antitrust Laws, then the Outside Date shall be automatically extended, without any further action on the part of any party hereto, to July 27, 2027, (ii) if, on July 27, 2027, any of the conditions set forth in Section 8.1(c) or Section 8.1(d) has not been satisfied or waived, and only in the event there is pending litigation brought by the United States Department of Justice, Federal Trade Commission, or any other Governmental Body in the United States under the Antitrust Laws, then the Outside Date shall be automatically extended, without any further action on the part of any party hereto, to October 27, 2027, (iii) if all the conditions set forth in Article VIII are satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) prior to 11:59 p.m., Pacific Time, on the Outside Date but such that the Specified Date occurs after the Outside Date, the Outside Date shall be automatically extended, without any further action on the part of any party hereto, to 11:59 p.m., Pacific Time, on the Specified Date, and (iv) a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure of the Mergers to occur prior to the Outside Date was primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in material breach of such party’s obligations hereunder (it being understood Skyworks and Merger Subs shall be deemed a single party for purposes of this provision);

(c)   by either Skyworks or Qorvo, if any final, non-appealable Restraint shall be in effect having the effect of making illegal, permanently preventing, enjoining or prohibiting the consummation of the Mergers; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if such Restraint was primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in material breach of such party’s obligations hereunder (it being understood Skyworks and Merger Subs shall be deemed a single party for purposes of this provision); provided, further, that any Restraint with respect to any Antitrust Law or Investment Screening Law of any jurisdiction other than those set forth on Section 8.1(c) of the Qorvo Disclosure Schedule shall be disregarded for purposes of this Section 9.1(c) (other than any U.S. Antitrust Law);

(d)   by either Skyworks or Qorvo, if the Qorvo Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Qorvo Stockholder Meeting (or any valid adjournment or postponement thereof);

(e)   by either Skyworks or Qorvo, if the Skyworks Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Skyworks Stockholder Meeting (or any valid adjournment or postponement thereof);

(f)   by Skyworks, at any time prior to the receipt of the Qorvo Stockholder Approval, if a Qorvo Triggering Event shall have occurred;

(g)   by Qorvo, at any time prior to the receipt of the Skyworks Stockholder Approval, if a Skyworks Triggering Event shall have occurred;

(h)   by Skyworks, if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of Qorvo set forth in this Agreement; or (ii) any representation or warranty of Qorvo set forth in Article IV of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in the conditions set forth in Section 8.2(a) or Section 8.2(b) not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within fifteen (15) Business Days of the date Skyworks gives Qorvo notice of such breach or inaccuracy; provided, however, that Skyworks shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Skyworks is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that Qorvo has the right to terminate this Agreement pursuant to Section 9.1(i);

(i)   by Qorvo, if (i) there shall have been a material breach of any covenant, obligation or agreement on the part of Skyworks set forth in this Agreement; or (ii) any representation or warranty of Skyworks set forth in Article V of this Agreement shall have been inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of both clauses (i) and (ii), (A) result in the conditions set forth in Section 8.3(a) or Section 8.3(b) not being satisfied, and (B) such breach is not curable by the Outside Date, or, if curable, is not cured within fifteen (15) Business Days of the date Qorvo gives Skyworks notice of such breach or inaccuracy; provided, however, that Qorvo shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if Qorvo is then in material breach of any of its representations, warranties, covenants, obligations or agreements hereunder such that Skyworks has the right to terminate this Agreement pursuant to Section 9.1(h);

(j)   by Qorvo, at any time prior to the receipt of the Qorvo Stockholder Approval, to enter into a definitive acquisition agreement authorized by the Qorvo Board providing for a Qorvo Superior Proposal if, substantially concurrently with such termination, Qorvo enters into such definitive acquisition agreement; provided that Qorvo shall have complied in all material respects with Section 7.1 with respect to such Qorvo Superior Proposal, and prior to or substantially concurrently with such termination Qorvo pays or causes to be paid to Skyworks the Qorvo Termination Fee; or

(k)   by Skyworks, at any time prior to the receipt of the Skyworks Stockholder Approval to enter into a definitive acquisition agreement authorized by the Skyworks Board providing for a Skyworks Superior Proposal and, substantially concurrently with such termination, Skyworks enters into such definitive acquisition agreement; provided that Skyworks shall have complied in all material respects with Section 7.1 with respect to such Skyworks Superior Proposal and prior to or substantially concurrently with such termination Skyworks pays or causes to be paid to Qorvo the Skyworks Termination Fee.

Section 9.2   Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made (other than pursuant to Section 9.1(a)), and this Agreement shall be of no further force or effect, and there shall be no damages or liability on the part of Skyworks or Qorvo or their respective directors, officers, employees, stockholders, Representatives, agents or advisors, other than, with respect to Skyworks and Qorvo, the obligations pursuant to the Confidentiality Agreement and the Clean Room Agreement and the Joint Defense Agreement; provided, however, that (i) this Section 9.2, Section 9.3 and Article X (and the Confidentiality Agreement, the Clean Room Agreement and the Joint Defense Agreement) shall survive the termination of this Agreement and shall remain in full force and effect and (ii) nothing herein shall relieve any party hereto from liability (including, pursuant to Section 261(a)(1) of the DGCL, but subject to the second sentence of Section 10.4 (which second sentence of Section 10.4 provides that “this Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto”; and accordingly such second sentence of Section 10.4 would prevent the stockholders themselves from bringing such a claim as a third party beneficiary), damages payable to Qorvo based on the loss of the right to receive the Merger Consideration that the Qorvo stockholders would have received if the Mergers were consummated pursuant to the terms of this Agreement, which may be retained by Qorvo without distribution to its stockholders) as a result of fraud or the willful and material breach by such party of its representations, warranties, covenants, obligations or other agreements set forth in this Agreement.  For purposes of this Agreement, “willful and material breach” means a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a material breach of this Agreement.

Section 9.3   Termination Fees.

(a)   Except as otherwise provided in Section 9.3 or in Section 7.16 of this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)   If, but only if, this Agreement is terminated:

(i)   by Qorvo, pursuant to Section 9.1(j) (Qorvo Superior Proposal);

(ii)   by Skyworks, prior to the receipt of the Qorvo Stockholder Approval pursuant to Section 9.1(f) (Qorvo Triggering Event); or

(iii)   (x) (A) by Qorvo pursuant to Section 9.1(b) (Outside Date), (B) by Qorvo, pursuant to Section 9.1(d) (Failure to Obtain Qorvo Stockholder Approval at Qorvo Stockholder Meeting) or (C) by Skyworks, pursuant to Section 9.1(h) (Breach of Qorvo Covenants); (y) a Qorvo Acquisition Transaction shall have been publicly disclosed and shall not have been publicly withdrawn: (1) in the case of clause (A) above, prior to the Outside Date, or (2) in the case of clause (B) above, at least five (5) Business Days prior to the date of the Qorvo Stockholder Meeting, or (3) in the case of clause (C) above, prior to a material breach by Qorvo that gives rise to Skyworks’ termination right pursuant to Section 9.1(h); and (z) within twelve (12) months after such termination of this Agreement, (1) Qorvo shall have entered into a definitive agreement with respect to any Qorvo Acquisition Transaction that is subsequently consummated or (2) a Qorvo Acquisition Transaction occurs involving Qorvo (it being understood that, for purposes of this clause (z) above, each reference to “fifteen percent (15%)” in the definition of “Qorvo Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”), then Qorvo shall pay to Skyworks the Qorvo Termination Fee.  The Qorvo Termination Fee payable pursuant to this Section 9.3(b) shall be paid by wire transfer of same-day funds no later than the third (3rd) Business Day following termination pursuant to Section 9.1(f) at any time after the occurrence of any Qorvo Triggering Event and substantially concurrently with any termination pursuant to Section 9.1(j) or on the date Qorvo consummates a transaction requiring payment of the Qorvo Termination Fee pursuant to Section 9.3(b)(iii).

(c)   If, but only if, this Agreement is terminated pursuant to Section 9.1(d) (Failure to Obtain Qorvo Stockholder Approval at Qorvo Stockholder Meeting), then Qorvo shall pay to Skyworks, in cash, within three (3) Business Days of the date of such termination,

Skyworks’ reasonable, documented, out-of-pocket expenses paid to third parties in connection with the Transactions; provided, that such expenses shall not exceed $45,000,000.  The payment contemplated by this Section 9.3(c) shall be made by wire transfer of immediately available funds to an account designated by Skyworks and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.  Upon payment of such expenses, Qorvo shall have no further liability to Skyworks with respect to this Agreement or the transactions contemplated hereby other than any payments required to be made pursuant to Section 9.3(b) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by Qorvo pursuant to this Section 9.3(c)); provided that nothing herein shall release any party from liability for fraud or the willful and material breach by Qorvo of this Agreement.

(d)   If, but only if, this Agreement is terminated:

(i)   by Skyworks, pursuant to Section 9.1(k) (Skyworks Superior Proposal);

(ii)   by Qorvo, prior to the receipt of the Skyworks Stockholder Approval, pursuant to Section 9.1(g) (Skyworks Triggering Event); or

(iii)   (x) (A) by Skyworks, pursuant to Section 9.1(b) (Outside Date), (B) by Skyworks pursuant to Section 9.1(e) (Failure to Obtain Skyworks Stockholder Approval at Skyworks Stockholder Meeting) or (C) by Qorvo pursuant to Section 9.1(i) (Breach of Skyworks Covenants); (y) a Skyworks Acquisition Transaction shall have been publicly disclosed and shall not have been publicly withdrawn: (1) in the case of clause (A) above, prior to the Outside Date, or (2) in the case of clause (B) above, at least five (5) Business Days prior to the date of the Skyworks Stockholder Meeting, or (3) in the case of clause (C) above, prior to a material breach by Skyworks that gives rise to Qorvo’s termination right pursuant to Section 9.1(i); and (z) within twelve (12) months after such termination of this Agreement, (1) Skyworks shall have entered into a definitive agreement with respect to any Skyworks Acquisition Transaction that is subsequently consummated or (2) a Skyworks Acquisition Transaction occurs involving Skyworks (it being understood that, for purposes of this clause (z) above, each reference to “fifteen percent (15%)” in the definition of “Skyworks Acquisition Transaction” shall be deemed a reference to “fifty percent (50%)”), then Skyworks shall pay to Qorvo the Skyworks Termination Fee.  The Skyworks Termination Fee payable pursuant to this Section 9.3(d) shall be paid by wire transfer of same-day funds no later than the third (3rd) Business Day following termination pursuant to Section 9.1(g) at any time after the occurrence of any Skyworks Triggering Event and substantially concurrently with any termination pursuant to Section 9.1(k) or on the date Skyworks consummates such transaction requiring payment of the Skyworks Termination Fee pursuant to Section 9.3(d)(iii).

(e)   If, but only if, this Agreement is terminated: (A) pursuant to Section 9.1(c) as a result of a Restraint with respect to any applicable Antitrust Law of any jurisdiction set forth on Section 8.1(c) of the Qorvo Disclosure Schedule or any Investment Screening Law of any

jurisdiction set forth on Section 8.1(c) of the Qorvo Disclosure Schedule or any U.S. Antitrust Law; or (B) pursuant to Section 9.1(b) and, at the time of termination, all conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, other than those conditions set forth in Section 8.1(c) or Section 8.1(d) (solely, in each case, in connection with any applicable Antitrust Law in the jurisdictions identified in Section 8.1(c) of the Qorvo Disclosure Schedule or any Investment Screening Law in the jurisdictions identified in Section 8.1(c) of the Qorvo Disclosure Schedule or any U.S. Antitrust Law), then Skyworks shall pay or cause to be paid to Qorvo a non-refundable fee in the amount of $100,000,000 (such non-refundable fee, the “Reverse Termination Fee”) in cash within three (3) Business Days after the date of such termination.

(f)   If, but only if, this Agreement is terminated pursuant to Section 9.1(e) (Failure to Obtain Skyworks Stockholder Approval at the Skyworks Stockholder Meeting), then Skyworks shall pay to Qorvo, in cash, within three (3) Business Days of the date of such termination, Qorvo’s reasonable, documented, out-of-pocket expenses paid to third parties in connection with the Transactions; provided, that such expenses shall not exceed $45,000,000.  The payment contemplated by this Section 9.3(f) shall be made by wire transfer of immediately available funds to an account designated by Qorvo and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes.  Upon payment of such expenses, each of Skyworks, Merger Sub I and Merger Sub II shall have no further liability to Qorvo with respect to this Agreement or the transactions contemplated hereby other than any payments required to be made pursuant to Section 9.3(d) (it being understood that the amount of any such subsequent payment shall be reduced by the amount of any payments made by Skyworks pursuant to this Section 9.3(f)); provided that nothing herein shall release any party from liability for fraud or the willful and material breach by Skyworks of this Agreement.

(g)   The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement.  For the avoidance of doubt, all payments under this Section 9.3 (including the Qorvo Termination Fee, the Skyworks Termination Fee and the Reverse Termination Fee) shall be payable only once and not in duplication, even though the payments under this Section 9.3 may be payable under one or more provisions hereof.  If Qorvo or Skyworks, as applicable, fails promptly to pay the applicable payment under this Section 9.3 when due and payable, and, in order to obtain such payment, Qorvo or Skyworks, as the case may be, commences an action or other proceeding that results in an award against Qorvo or Skyworks, as applicable, for such payment under this Section 9.3, Qorvo or Skyworks, as applicable, shall pay the other party’s costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the payment due under this Section 9.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(h)   Without limiting the rights of Skyworks under the Debt Financing Commitment or the rights of any of Skyworks and its Subsidiaries under any Definitive Debt Financing Agreements, Qorvo agrees, on behalf of itself and its Subsidiaries, that none of (i) the Financing Sources or (ii) any of their respective Affiliates or any of such Financing Sources’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, advisors or representatives or any of their respective successors or assigns (the Persons described in this clause “(ii)” being collectively referred to as the “Financing Sources Related Parties”) shall have any liability or obligation to Qorvo or any of its stockholders, Affiliates, Representatives, current, former or future officers, directors, employees, agents, representatives, stockholders, managers or members relating to or arising out of this Agreement or any of the Transactions (including the Debt Financing and Debt Financing Commitment), whether at law, in equity, in contract, in tort or otherwise. This Section 9.3(h) shall not affect, alter or amend in any way the covenants and agreements between Qorvo and Skyworks, or the obligations of Qorvo and Skyworks, provided for in this Agreement.

Article X

MISCELLANEOUS

Section 10.1   Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement signed by all of the parties hereto; provided, however, that after receipt of the Qorvo Stockholder Approval or the Skyworks Stockholder Approval, there shall be made no amendment or supplement that by Law requires further approval by the stockholders of Qorvo or Skyworks without the further approval of such stockholders.  Notwithstanding anything to the contrary contained in this Agreement, Section 9.3(h), this Section 10.1, the last sentence of Section 10.4 and the last sentence of Section 10.5 (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of such provisions) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of such Financing Source (and any such amendment, supplement, waiver or modification without such prior written consent shall be null and void).

Section 10.2   Extension of Time; Waiver.  Any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions.  Notwithstanding the foregoing, no failure or delay by the parties hereto in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 10.3   No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement, the Qorvo Disclosure Schedule, the Skyworks Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Mergers.

Section 10.4   Entire Agreement; No Third Party Beneficiary.  This Agreement, including the exhibits and annexes hereto, the Qorvo Disclosure Schedule, the Skyworks Disclosure Schedule, the documents and instruments relating to the Transactions referred to in this Agreement, including the Voting and Support Agreement, and the Confidentiality Agreement, the Clean Room Agreement and the Joint Defense Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement.  This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except (x) from and after the Effective Time, the former holders of Qorvo Common Stock and Qorvo RSU Awards as of immediately prior to the Effective Time to receive Merger Consideration, Accelerated RSU Consideration or Adjusted RSU Awards, as applicable, pursuant to Article III, (y) with respect to Section 7.10, which provisions are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons, who are intended third-party beneficiaries of Section 7.10 from and after the Effective Time, and (z) the Financing Sources and the Financing Source Related Parties shall be third-party beneficiaries of, and may enforce, Section 9.3(h), Section 10.1, Section 10.5, and the last sentence of this Section 10.4.

Section 10.5   Applicable Law; Jurisdiction; Financing Sources.  This Agreement and all actions (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Mergers shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.  All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Mergers shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.  The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING ANY ACTION AGAINST ANY FINANCING SOURCE OR ANY FINANCING SOURCE RELATED PARTIES IN RESPECT OF THE DEBT FINANCING).  Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees, on behalf of itself and its Subsidiaries, that: (i) it will not bring or support any legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Transactions, the Debt Financing or the Debt Financing Commitment in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all actions and proceedings (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Transactions, the Debt Financing or the Debt Financing Commitment shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court; (iii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the Transactions, the Debt Financing or the Debt Financing Commitment shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; (iv) agrees that service of process upon any party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8; (v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court; (vi) irrevocably waives, to the fullest extent that it may effectively do so, and agrees not to assert, in any such action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court for any reason, (vii) agrees that no Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature; and (viii) the provisions of this Section 10.5 relating to the waiver of jury trial shall apply to any such action or proceeding described in clause “(i)” above.

Section 10.6   Specific Enforcement.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

Section 10.7   Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 10.8   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (c) if sent by email transmission, upon transmission; (provided, that in the case of (c), no “bounce back” or similar message of non-delivery is received with respect thereto):

If to Skyworks:

Skyworks Solutions, Inc.
5260 California Avenue

Irvine, California 92617
Attn: Robert J. Terry
Email: [***]
Phone: [***]

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attn: Kenton J. King and Sonia K. Nijjar
Email: kenton.king@skadden.com and sonia.nijjar@skadden.com
Phone: (650) 470-4500

if to Qorvo:

Qorvo, Inc.
7628 Thorndike Road

Greensboro, North Carolina 27409
Attn: General Counsel
Email: [***]
Phone: [***]

with a copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP
900 Middlefield Road
Redwood City, CA 94063
Attn: Paul S. Scrivano and Cheryl Chan
Email: paul.scrivano@davispolk.com and cheryl.chan@davispolk.com
Phone: (650) 752-2000

Section 10.9   Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.10   Construction.

(a)   For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”  The term “or” shall not be not exclusive.  The word “will” shall be construed to have the same meaning as the word “shall”.  The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such word or phrase shall not mean simply “if”.

(d)   Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e)   The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided by means of being provided for review without interruption prior to the execution of this Agreement in the virtual dataroom set up by Qorvo or Skyworks, as applicable, in connection with this Agreement or which is contained in an Available Qorvo SEC Document (in the case of Qorvo’s information) or an Available Skyworks SEC Document (in the case of Skyworks’ information).

Section 10.11   Counterparts; Signatures.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  This Agreement may be executed and delivered by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SKYWORKS SOLUTIONS, INC.

By:	/s/ Philip G. Brace
	Name:	Philip G. Brace
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

QORVO, INC.

By:	/s/ Robert A. Bruggeworth
	Name:	Robert A. Bruggeworth
	Title:	President, CEO

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COMET ACQUISITION CORP.

By:	/s/ Philip G. Brace
	Name:	Philip G. Brace
	Title:	President

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

COMET ACQUISITION II, LLC

By:	/s/ Philip G. Brace
	Name:	Philip G. Brace
	Title:	President

[Signature Page to Merger Agreement]

ANNEX A

DEFINITIONS

1.   Certain Definitions.  The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:

“Acquisition Proposal” means, in the case of Qorvo, a Qorvo Acquisition Proposal and in the case of Skyworks, a Skyworks Acquisition Proposal.

“Acquisition Transaction” means, in the case of Qorvo, a Qorvo Acquisition Transaction and in the case of Skyworks, a Skyworks Acquisition Transaction.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Antitrust Law” means (i) the U.S. Antitrust Laws, and (ii) all other Laws, including merger control Laws, prohibiting, limiting or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade or substantial lessening of competition.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the States of California or Delaware, or is a day on which banking institutions located in the States of California or Delaware are authorized or required by Law or other governmental action to close.

“Capital Markets Issuance” means one or more issuances of debt securities in an offering, which may consist of multiple tranches, registered under the Securities Act or in a private placement pursuant to an exemption from the registration requirements of the Securities Act, for purposes of funding the Transactions on the Closing Date or issued in connection with any of the transactions described in Section 7.16(j).

“Clean Room Agreement” means the Clean Room Agreement, dated October 13, 2025, between Qorvo and Skyworks.

“Combined Company” means Skyworks and the Skyworks Subsidiaries (including Qorvo and the Qorvo Subsidiaries), taken as a whole, after giving effect to the Mergers.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any governmental authorization).

“Contract” means any legally binding agreement, contract, subcontract, lease, sublease, license, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code, (d) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Section 701 et seq. of ERISA and Sections 9801 et seq. of the Code, and (e) any foreign Law similar to the foregoing clauses (a) through (d).

“Conversion Ratio” means an amount equal to the sum of (a) the Exchange Ratio, plus (b) the quotient (rounded to four decimal places) obtained by dividing (i) the Per Share Cash Amount by (ii) the Skyworks Measurement Price.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Body, including but not limited to: (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, anti-boycott, or other trade Laws or programs in any relevant jurisdiction to the extent they are applicable to Qorvo or Skyworks.

“Debt Financing” means any debt financing incurred or intended to be incurred by Skyworks or its Subsidiaries pursuant to, referred to in or as contemplated by any Debt Financing Commitment Letter or any other debt financing incurred or intended to be incurred by Skyworks or its Subsidiaries for purposes of financing the transactions contemplated hereby.

“Employee Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and any other plan, program, policy, practice, agreement or other arrangement, whether written or unwritten, relating to pension, retirement, supplemental retirement, profit-sharing, bonus, incentive compensation, equity or equity-based compensation, deferred compensation, vacation, sick pay, stock purchase, stock option, phantom equity, restricted stock, severance, supplemental unemployment, welfare, hospitalization or other medical, life, or other insurance, long or short term disability, change of control, retention, fringe benefit or any other similar compensation or employee benefits.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Laws” means any Law, pertaining to pollution, the environment, the protection of the environment or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar Federal, foreign, state or local

Law relating to or imposing liability or standards of conduct for protection of the environment or human health and safety.

“Equity Interest” means any share, capital stock, partnership, limited liability company membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Source” means any lender, arranger, bookrunner, administrative agent, syndication agent, underwriter, initial purchaser, placement agent, trustee or other Person providing any portion of, or engaged in connection with, any Debt Financing, and any other Person party to any commitment letters, engagement letters, underwriting agreements, purchase agreements, indentures, credit agreements or other agreements entered in connection with the Debt Financing, in each case, together with their respective successors and permitted assigns. Notwithstanding the foregoing, in no event shall Skyworks or any of its Affiliates constitute “Financing Sources”.

“Foreign Plan” means each plan, program, policy, practice, agreement or other arrangement that would otherwise meet the definition of a “Qorvo Plan” or a “Skyworks Plan,” as the context requires, but which is subject to any Law other than U.S. federal, state or local Law.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Government Contract” means any Contract (including any basic ordering agreement, pricing agreement, letter contract, teaming agreement, joint venture, grant, cooperative agreement, other transactional authority agreement or change order) with any Governmental Body or any prime contractor or sub-contractor (at any tier) of any Governmental Body, but excluding any purchase, delivery or task order.

“Governmental Body” means (i) any transnational, domestic or foreign federal, state, provincial, territorial, regional, municipal or local governmental, legislative, judicial, regulatory or administrative authority, including any department, ministry, court, arbitrator or arbitral body, other tribunal, commission, commissioner, board, subdivision, bureau, agency, division, authority, office or official, or (ii) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing or other governmental functions or any stock exchange  or self-regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, all (a) indebtedness of such Person for borrowed money, (b) other indebtedness of such Person evidenced by credit agreements, notes, bonds, indentures, securities, mortgages, debt securities, debentures or other debt instruments, (c) amounts owing as deferred purchase price for the purchase of any property or assets (excluding trade payables incurred in the ordinary course of business), (d) obligations under capital leases, and (e) all indebtedness or obligations of another Person referred to in clauses (a) and (d) above guaranteed by such Person; provided that letters of credit and performance bonds issued in the ordinary course of business shall not be Indebtedness.

“Intellectual Property Rights” means any and all statutory and/or common law intellectual property rights throughout the world, including any rights in or otherwise associated with any of the following: (i) all rights in United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, reexaminations, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secret rights, know-how and other rights in proprietary information, inventions, proprietary processes, formulae, models and methodologies; (iii) all registered and unregistered copyrights, mask works and mask work registrations, rights in designs and registrations and applications therefore, and all other works of authorship or rights thereto (collectively, “Copyrights”); (iv) all registered, applied-for and unregistered trademark rights and similar rights in trade names, logos, trade dress, trademarks and service marks and goodwill associated with any of the foregoing (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) rights in Software, data, databases and data collections, (vii) all rights to Uniform Resource Locators (a/k/a URL), Web site addresses and domain names (collectively, “Domain Names”); (viii) any similar, corresponding or equivalent rights to any of the foregoing; and (ix) any registrations and renewals of or applications to register any of the foregoing.

“Intervening Event” means (i) with respect to Qorvo, a Qorvo Intervening Event, and (ii) with respect to Skyworks, a Skyworks Intervening Event.

“Investment Screening Law” means all Laws prohibiting, limiting or promulgated or intended to regulate investments on national security, public order or national security grounds.

“Joint Defense Agreement” means the Joint Defense Agreement, dated April 10, 2025, by and between counsel for Skyworks (Skadden, Arps, Slate, Meagher & Flom LLP) and counsel for Qorvo (Davis Polk & Wardwell LLP).

“Knowledge” means, with respect to (i) Qorvo, the actual knowledge of those individuals set forth in Section A.1 of the Qorvo Disclosure Schedule, and (ii) Skyworks, the actual knowledge of those individuals set forth in Section A.1 of the Skyworks Disclosure Schedule.

“Law” means any federal, state, local, municipal, foreign or other law, treaty, statute, act, constitution, principle of common law, resolution, ordinance, code, edict, decree, order, rule, regulation, ruling, bylaw, official standard, policy or guidance or similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legal Proceeding” means any action, suit, litigation, claim, complaint, charge, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, inquiry, examination or, to the Knowledge of the Person in question, investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, license, encumbrance or limitation on transfer (other than such a limitation arising under federal, state or foreign securities Laws) in respect of such property or asset.

“Material Adverse Effect” means, with respect to any party, any effect, event, change, occurrence, condition or development (each an “Effect”) that, individually or when taken together with all other Effects, has had a material adverse change in, or material adverse effect on: (a) the ability of such party and its Subsidiaries to consummate the transactions contemplated by this Agreement, including any such Effect that delays beyond the Outside Date, prevents or prohibits such party’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; or (b) the businesses, financial condition or results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that for the purposes of this clause (b) any Effect, to the extent resulting from or arising in connection with (i) the industries, geographies or markets in which such party and its Subsidiaries operate; or (ii) general economic, political or financial, credit, foreign exchange, capital market or securities market conditions, shall be excluded from the determination of a Material Adverse Effect, except, in the case of clauses (i) and (ii), to the extent that such Effect (individually or in the aggregate) disproportionately affects such party and its Subsidiaries, taken as a whole, relative to other Persons of substantially similar size engaged in the same industries, geographies, and markets in which such party and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact of such Effect shall be taken into account for the purposes of such determination (to the extent not otherwise excluded by another clause of this definition); and provided, further, that for the purposes of this clause (b), any Effect, to the extent resulting from or arising in connection with (A) the negotiation, execution, delivery, announcement or pendency of this Agreement and the transactions contemplated hereby, including the identities of the parties hereto, the loss or departure of officers of such party or any of its Subsidiaries resulting from the foregoing, or any termination, reduction (or potential reduction) or any other negative development (or potential negative development) in such party’s or any Subsidiary’s relationships with any of its customers, suppliers, distributors or other business partners resulting from the foregoing (provided that the exceptions in this clause “(A)” will not apply with respect to the representations and warranties contained in Section 4.3(c) (with respect to Qorvo) or Section 5.3(c) (with respect to Skyworks) of this Agreement or to Section 8.2(b) (with respect to Qorvo) or Section 8.3(b) (with respect to Skyworks) or Section 9.1(h) (with respect to Qorvo) or Section 9.1(i) (with respect to Skyworks) to the extent related to such portions of such representations and warranties), (B) acts of God, earthquakes, nuclear incidents, hurricanes, tsunamis, tornados, floods, mudslides, widespread electrical blackouts, wild fires or other natural disasters, weather or environmental events or health emergencies, disease outbreaks, pandemics or epidemics or contagions, quarantine restrictions or other similar measures related to public health matters and any governmental or industry responses thereto (or the worsening of any of the foregoing), cyberattacks, data breaches or other force majeure events, acts of war, terrorism (including cyber terrorism) or sabotage, armed hostility, military actions or the escalation or worsening thereof; except, in the case of this clause (B), to the extent that such events (individually or in the aggregate) disproportionately affect such party and its Subsidiaries, taken as a whole, relative to other Persons of substantially similar size engaged in the same industries, geographies, or markets in which such party or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact of such Effect shall be taken into account (to the extent not otherwise excluded by another clause of this definition), (C) changes in or changes in the interpretation of GAAP or other accounting standards, changes in the accounting rules and regulations of the SEC, or changes in applicable Law; except, in the case of this clause (C), to the extent that such changes (individually or in the aggregate) disproportionately affect such party and its Subsidiaries, taken as a whole, relative to other Persons of substantially similar size engaged in the same industries, geographies, or markets in which such party or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact of such Effect shall be taken into account (to the extent not otherwise excluded by another clause of this definition), (D) the taking of any action by such party or any of its Subsidiaries to the extent the taking of such action is expressly required by this Agreement or such action was taken at the request or with the written approval of Qorvo (in the case of Skyworks) or Skyworks (in the case of Qorvo), or the failure by such party or any of its Subsidiaries to take any action to the extent the taking of such action is expressly prohibited by this Agreement or such action was not so taken at the request or with the written approval of Qorvo (in the case of Skyworks) or Skyworks (in the case of Qorvo), (E) any proceeding brought or threatened by stockholders of Qorvo or stockholders of Skyworks (whether on behalf of Qorvo, Skyworks or otherwise), including any stockholder class action or derivative litigation, asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Registration Statement or other disclosure documents, or from allegations of false or misleading public disclosure by Qorvo or Skyworks with respect to the Agreement, or otherwise arising out of or relating to this Agreement and the transactions contemplated hereby, (F) any action or inaction required to comply with the rules and regulations of the SEC or the SEC comment process in connection with the Proxy Statement/Prospectus and Registration Statement, (G) any change in the market price or trading volume of the Skyworks Common Stock or Qorvo Common Stock (it being understood that the underlying causes of such decrease may be considered in determining whether a Material Adverse Effect has occurred unless otherwise expressly excluded under another clause of this definition), (H) any matter set forth on Section A.2 of the Skyworks Disclosure Schedule or Section A.2 of the Qorvo Disclosure Schedule, (I) any failure by such party to meet any projections, forecasts, revenue or earnings predictions, predictions or expectations of such party or of any securities analysts (it being understood that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred except to the extent excluded under another clause of this definition), (J) any Regulatory Remedies, or (K) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world or any “shutdown” of the United States Government; except, in the case of this clause (K), to the extent that such events (individually or in the aggregate) disproportionately affect such party and its Subsidiaries, taken as a whole, relative to other

Persons of substantially similar size engaged in the same industries, geographies, or markets in which such party or its Subsidiaries operate, in which case only the incremental disproportionate adverse impact of such Effect shall be taken into account (to the extent not otherwise excluded by another clause of this definition), shall also be excluded from the determination of a Material Adverse Effect.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Object Code” means Software in binary, object or executable form that is intended to be directly executable by a computer without the intervening steps of compilation or assembly.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source License” means a license that complies with the “Open Source Definition” of the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), in each case that requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (i) be disclosed or distributed in Source Code form, (ii) be licensed for purposes of preparing derivative works, or (iii) be redistributed at no charge.

“Permitted Lien” means: (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, which do not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; (ii) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith by appropriate proceedings diligently conducted and, in each case, for which a reasonable reserve has been established; (iii) Liens reflected in the Qorvo Balance Sheet or the Skyworks Balance Sheet, as applicable; (iv) defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters incurred in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate; (v) Liens imposed or promulgated by operation of applicable Law with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental Body that would not reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate; (vi) statutory liens for amounts not yet delinquent to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached; (vii) non-exclusive licenses, immunities from suit, or covenants not to assert granted under or with respect to any Intellectual Property Rights; (viii) in the case of leased real property, any Liens affecting the freehold interest of the owner of the real property that is subject of a Qorvo Real Property Lease or Skyworks Real Property Lease, as applicable; and (xi) pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means any information that identifies or is capable of identifying, either directly or indirectly, a natural person or as that term is otherwise defined under applicable Law.

“Privacy Law” means applicable Laws regulating the access, use, disclosure of, or other similar actions concerning, Personal Data.

“Qorvo Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than an offer or proposal by Skyworks) contemplating, involving or otherwise relating to a Qorvo Acquisition Transaction.

“Qorvo Acquisition Transaction” means (i) any transaction or series of transactions (other than the Transactions) pursuant to which any Person or “group” (as defined in the Exchange Act) acquires or would acquire, directly or indirectly, beneficial ownership (as defined in the Exchange Act) of more than fifteen percent (15%) of the outstanding shares of Qorvo Common Stock or other Equity Interests of Qorvo (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than fifteen percent (15%) of the outstanding shares of any class of voting securities of Qorvo, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving Qorvo, (ii) any transaction or series of transactions pursuant to which any Person or “group” (as defined in the Exchange Act) acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Interests of Qorvo Subsidiaries and any entity surviving any merger or combination including any of them) of Qorvo or the Qorvo Subsidiaries representing more than fifteen percent (15%) of the revenues, net income or assets (in each case, on a consolidated basis) of Qorvo and the Qorvo Subsidiaries, taken as a whole, (iii) any direct or indirect sale, lease, exchange, transfer, exclusive license (other than any Qorvo Ordinary Course License) or disposition of assets representing more than fifteen percent (15%) of the revenues, net income or assets (in each case, on a consolidated basis) of Qorvo and the Qorvo Subsidiaries, taken as a whole, or (iv) any other acquisition of a business or business combination transaction (including by stock purchase, merger, consolidation, tender offer, share exchange or similar transaction) involving (A) Qorvo which would result in any third party (or the stockholders of such third party) owning more than 15% of the total outstanding shares of voting securities of Qorvo or (B) Qorvo or the Qorvo Subsidiaries which would result in any third party owning assets of Qorvo or the Qorvo Subsidiaries representing more than 15% of the revenues, net income or assets (in each case, on a consolidated basis) of Qorvo and the Qorvo Subsidiaries, taken as a whole, that would reasonably be expected to prevent or materially delay the Transactions.

“Qorvo Common Stock” means the Common Stock, par value $0.0001 per share, of Qorvo.

“Qorvo Credit Agreement” means, as applicable, (x) that certain Credit Agreement, dated as of April 23, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Closing Date), by and among Qorvo, Bank of America, N.A., as administrative agent, and the other lenders party thereto or

(y) any Permitted Qorvo Credit Agreement Replacement (as defined in the Qorvo Disclosure Schedule).

“Qorvo ERISA Affiliate” means any Person under common control with Qorvo within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

“Qorvo ESPP” means the Amended and Restated Qorvo 2007 Employee Stock Purchase Plan.

“Qorvo Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by Qorvo or any Qorvo Subsidiary.

“Qorvo Intervening Event” means a material event, fact, development or occurrence affecting the business, assets or operations of Qorvo (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by Qorvo) that is unknown and not reasonably foreseeable to the Qorvo Board as of the Agreement Date (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Qorvo Board as of the Agreement Date) and becomes known to the Qorvo Board after the Agreement Date and prior to the receipt of the Qorvo Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to a Qorvo Intervening Event: (i) the receipt, existence or terms of a Qorvo Acquisition Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of Skyworks, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); or (iii) any change in the trading price or trading volume of the Qorvo Common Stock or Skyworks Common Stock (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof)).

“Qorvo Option” means each option to purchase shares of Qorvo Common Stock, granted pursuant to any Qorvo Stock Plan.

“Qorvo Ordinary Course License” means (a) any non-disclosure or confidentiality agreement between Qorvo or any Qorvo Subsidiary and a third party, excluding any such agreement that includes a license to make, sell or distribute any product or Technology, and (b) any written Contract between Qorvo or any Qorvo Subsidiary and a third party pursuant to which (i) Qorvo or any Qorvo Subsidiary grants to customers, suppliers, distributors, OEMs, resellers, VARs or service providers a non-exclusive license or covenant not to assert Intellectual Property Rights in connection with the implementation, reproduction, sale or distribution of any Qorvo Products, in the ordinary course of business or (ii) a third party is granted rights to use or otherwise exploit Qorvo Intellectual Property in connection with performing services for Qorvo or any Qorvo Subsidiary in the ordinary course of business.

“Qorvo Owned Real Property” means the real property owned in whole or in part by Qorvo or any Qorvo Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Qorvo or any Qorvo Subsidiary relating to the foregoing.

“Qorvo Plans” means any and all Qorvo Service Provider Benefit Plans and Qorvo Service Provider Agreements.

“Qorvo Products” means any and all products and services that are marketed, offered, sold, licensed, provided or distributed by Qorvo or any Qorvo Subsidiary.

“Qorvo Registration Statement Tax Opinion” shall mean a written opinion from Davis Polk, dated as of such date as may be required by the SEC in connection with the filing of the Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, will qualify for the Intended Tax Treatment. In rendering such opinion, Davis Polk shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in the tax representation letters described in Section 7.15(c).

“Qorvo RSU Award” means each award of restricted stock units corresponding to shares of Qorvo Common Stock granted pursuant to any Qorvo Stock Plan, including performance-based restricted stock units.

“Qorvo Service Provider” means any employee, officer, director or other individual service provider of Qorvo or any of the Qorvo Subsidiaries.

“Qorvo Service Provider Agreement” means any written employment, consulting, severance, termination, retention, transaction bonus, change in control, or other similar Contract between: (a) Qorvo or any Qorvo Subsidiaries, and (b) any Qorvo Service Provider, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of Qorvo or any of the Qorvo Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by Qorvo or any Qorvo Subsidiaries under applicable foreign Law.

“Qorvo Service Provider Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by Qorvo or any Qorvo ERISA Affiliate for the benefit of any current or former employee, officer, director or individual service provider of Qorvo or any of the Qorvo Subsidiaries or any beneficiary or dependent thereof, or under which Qorvo, any of the Qorvo Subsidiaries or any Qorvo ERISA Affiliate would reasonably be expected to have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan and any Employee Benefit Plan required to be maintained or contributed to by a Governmental Body.

“Qorvo SSOs” means all standard-setting organizations, patent pools and other similar organizations to which Qorvo or any Qorvo Subsidiary belongs, participates or is otherwise involved and with whom Qorvo or any Qorvo Subsidiary has a Contract containing obligations for Qorvo or any Qorvo Subsidiary to grant, or to which Qorvo or any Qorvo Subsidiary has made any declaration that obligates Qorvo or any Qorvo Subsidiary to grant, any license, immunity or other right under any Qorvo Intellectual Property on reasonable and non-discriminatory (“RAND”) or fair reasonable and non-discriminatory (“FRAND”) terms.

“Qorvo Stock Plans” means the Amended and Restated Qorvo 2022 Stock Incentive Plan, Qorvo 2013 Incentive Plan, the Qorvo 2012 Incentive Plan, the Qorvo 2012 Stock Incentive Plan, the Qorvo 2006 Directors Stock Option Plan and the Nonemployee Directors’ Stock Option Plan of Qorvo, in each case, as amended.

“Qorvo Superior Proposal” means a bona fide written Qorvo Acquisition Proposal that was not solicited in violation of Section 7.1 that, if consummated, would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (a) more than fifty percent (50%) of the outstanding shares of Qorvo Common Stock, or (b) more than fifty percent (50%) of the assets of Qorvo and the Qorvo Subsidiaries taken as a whole, in either case, which the Qorvo Board determines in good faith (after consultation with its legal counsel and financial advisor): (i) to be reasonably likely to be consummated on the terms proposed if accepted; and (ii) if consummated, would result in a transaction more favorable to Qorvo’s stockholders from a financial point of view than the Mergers, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered in writing by Skyworks in response to such Qorvo Acquisition Proposal, the identity of the Person making the Qorvo Acquisition Proposal, the anticipated timing, conditions and the ability of the Person making such Qorvo Acquisition Proposal to consummate the transactions contemplated by such Qorvo Acquisition Proposal, and that if such Qorvo Acquisition Proposal is to be financed, such financing is, at the time of the making of such Qorvo Acquisition Proposal, (i) fully committed or (ii) the Qorvo Board has determined in good faith that it is reasonably likely to be obtained prior to the consummation of such Qorvo Acquisition Proposal.

“Qorvo Termination Fee” means an amount, in cash, equal to $298,692,098.

“Qorvo Triggering Event” means if: (i) a Change in Board Recommendation shall have occurred or been otherwise publicly disclosed by Qorvo or the Qorvo Board or its or their Representatives; (ii) Qorvo shall have failed to include in the Proxy Statement/Prospectus the Qorvo Board Recommendation; (iii) the Qorvo Board or any committee thereof shall have approved, endorsed or recommended any Qorvo Acquisition Proposal; (iv) Qorvo shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Qorvo Acquisition Proposal, other than a customary confidentiality agreement expressly permitted in Section 7.1(b) of this Agreement, or any agreement or agreement in principle requiring Qorvo to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement; (v) a tender or exchange offer relating to securities of Qorvo shall have been commenced and Qorvo shall not have issued, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement recommending the rejection of such tender or exchange offer; and publicly reaffirming the Qorvo Board Recommendation; or (vi) Qorvo, any Qorvo Subsidiary or any of their Representatives shall have committed a material breach of any of their respective obligations under Section 7.1.

“Registered Intellectual Property” means all United States, international and foreign: (i) Patents, (ii) Trademarks, and (iii) Copyrights, in each case of (i) – (iii) above, that are the subject of a registration or an application for registration, filed with or issued by the United States Patent and Trademark Office or any similar Governmental Body anywhere in the world.

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.

“Requesting Authority” means any Governmental Body (other than a U.S. Governmental Body), that, at any time during the Interim Period, requests, asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require from Skyworks, Merger Sub I, Merger Sub II or Qorvo a filing or submission relating to, the Mergers or any of the other Transactions.

“Sanctioned Person” means any Person that is the target of any Sanctions, including, without limitation, (a) any Person listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom; (b) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Territory; (c) any Person otherwise subject to Sanctions; or (d) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(c).

“Sanctioned Territory” means, at any time, a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, non-government controlled areas of Kherson and Zaporizhazhia, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, and, prior to July 1, 2025, Syria).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant Governmental Bodies, including, but not limited to OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom.

“Skyworks Acquisition Proposal” means any offer, inquiry, indication of interest or proposal (other than an offer or proposal by Qorvo) contemplating, involving or otherwise relating to a Skyworks Acquisition Transaction.

“Skyworks Acquisition Transaction” means (i) any transaction or series of transactions (other than the Transactions) pursuant to which any Person or “group” (as defined in the Exchange Act) acquires or would acquire, directly or indirectly, beneficial ownership (as defined in the Exchange Act) of more than fifteen percent (15%) of the outstanding shares of Skyworks Common Stock or other Equity Interests of Skyworks (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than fifteen percent (15%) of the outstanding shares of any class of voting securities of Skyworks, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving Skyworks, (ii) any transaction or series of transactions pursuant to which any Person or “group” (as defined in the Exchange Act) acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding Equity Interests of Skyworks Subsidiaries and any entity surviving any merger or combination including any of them) of Skyworks or the Skyworks Subsidiaries representing more than fifteen percent (15%) of the revenues, net income or assets (in each case, on a consolidated basis) of Skyworks and the Skyworks Subsidiaries, taken as a whole, (iii) any direct or indirect sale, lease, exchange, transfer, exclusive license (other than any Skyworks Ordinary Course License) or disposition of assets representing more than fifteen percent (15%) of the revenues, net income or assets (in each case, on a consolidated basis) of Skyworks and the Skyworks Subsidiaries, taken as a whole, or (iv) any other acquisition of a business or business combination transaction (including by stock purchase, merger, consolidation, tender offer, share exchange or similar transaction) involving (A) Skyworks which would result in any third party (or the stockholders of such third party) owning more than 15% of the total outstanding shares of voting securities of Skyworks or (B) Skyworks or the Skyworks Subsidiaries which would result in any third party owning assets of Skyworks or the Skyworks Subsidiaries representing more than 15% of the revenues, net income or assets (in each case, on a consolidated basis) of Skyworks and the Skyworks Subsidiaries, taken as a whole, that would reasonably be expected to prevent or materially delay the Transactions.

“Skyworks Equity Awards” means, collectively, Skyworks Options and Skyworks RSU Awards.

“Skyworks ESPPs” means the Skyworks Non-Qualified Employee Stock Purchase Plan, as amended and the Skyworks 2002 Employee Stock Purchase Plan, in each case, as amended.

“Skyworks Intellectual Property” means all of the Intellectual Property Rights owned or purported to be owned by Skyworks or any Skyworks Subsidiary.

“Skyworks Intervening Event” means a material event, fact, development or occurrence affecting the business, assets or operations of Skyworks (other than any event, fact, development or occurrence resulting from a material breach of this Agreement by Skyworks) that is unknown and not reasonably foreseeable to the Skyworks Board as of the Agreement Date (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Skyworks Board as of the Agreement Date) and becomes known to the Skyworks Board after the Agreement Date and prior to the receipt of the Skyworks Stockholder Approval (provided, however, that in no event shall any event, fact, development or occurrence resulting from or relating to any of the following give rise to a Skyworks Intervening Event: (i) the receipt, existence or terms of a Skyworks Acquisition Proposal; (ii) the public announcement, execution, delivery or performance of this Agreement, the identity of Qorvo, or the public announcement, pendency or consummation of the transactions contemplated hereby (or the public announcement of any discussions among the parties related thereto); or (iii) any change in the trading price or trading volume of the Skyworks Common Stock or Qorvo Common Stock (although for purposes of clarity, any underlying facts, events, changes, developments or set of circumstances, with respect to this clause (iii) relating to or causing such change may be considered, along with the effects or consequences thereof)).

“Skyworks Measurement Price” means an amount equal to the volume weighted average trading price of Skyworks Common Stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), as calculated by Bloomberg Financial LP under the function “VWAP.”

“Skyworks Option” means each stock option to purchase shares of Skyworks Common Stock granted under the Skyworks Stock Plans.

“Skyworks Ordinary Course License” means (a) any non-disclosure or confidentiality agreement between Skyworks or any Skyworks Subsidiary and a third party, excluding any such agreement that includes a license to make, sell or distribute any product or Technology and (b) any written Contract between Skyworks or any Skyworks Subsidiary and a third party pursuant to which (i) Skyworks or any Skyworks Subsidiary grants to customers, suppliers, distributors, OEMs, resellers, VARs or service providers a non-exclusive license or covenant not to assert Intellectual Property Rights in connection with the implementation, reproduction, sale or distribution of any Skyworks Products, in the ordinary course of business or (ii) a third party is granted rights to use or otherwise exploit Skyworks Intellectual Property in connection with performing services for Skyworks or any Skyworks Subsidiary, in the ordinary course of business.

“Skyworks Owned Real Property” means the real property owned in whole or in part by Skyworks or any Skyworks Subsidiary, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of Skyworks or any Skyworks Subsidiary relating to the foregoing.

“Skyworks Plans” means any and all Skyworks Service Provider Benefit Plans and Skyworks Service Provider Agreements.

“Skyworks Products” means any and all products and services that are marketed, offered, sold, licensed, provided or distributed by Skyworks or any Skyworks Subsidiary.

“Skyworks Registration Statement Tax Opinion” shall mean a written opinion from Skadden, dated as of such date as may be required by the SEC in connection with the filing of the Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Mergers, taken together, will qualify for the Intended Tax Treatment. In rendering such opinion, Skadden shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in the tax representation letters described in Section 7.15(c).

“Skyworks RSU Award” means each award of restricted stock units corresponding to shares of Skyworks Common Stock that are subject to restrictions based on performance and/or continuing service (including awards referred to as performance shares) and granted under the Skyworks Stock Plans or outside of any plan as an “inducement grant” within the meaning of Nasdaq Listing Rule 5635(c)(4).

“Skyworks Service Provider” means any employee, officer, director or other individual service provider of Skyworks or any Skyworks Subsidiary.

“Skyworks Service Provider Agreement” means any written employment, consulting, severance, termination, retention, transaction bonus, change in control, or other similar Contract between: (a) Skyworks or any Skyworks Subsidiaries and (b) any Skyworks Service Provider, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of Skyworks or any of the Skyworks Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by Skyworks or any Skyworks Subsidiaries under applicable foreign Law.

“Skyworks Service Provider Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by Skyworks or any Skyworks ERISA Affiliate for the benefit of any current or former employee, officer, director or individual service provider of Skyworks or any of the Skyworks Subsidiaries or any beneficiary or dependent thereof or under which Skyworks, any of the Skyworks Subsidiaries or any Skyworks ERISA Affiliate would reasonably be expected to have any liability, contingent or otherwise, excluding, in each case, any Multiemployer Plan and any Employee Benefit Plan required to be maintained or contributed to by a Governmental Body.

“Skyworks SSOs” means all standard-setting organizations, patent pools and other similar organizations to which Skyworks or any Skyworks Subsidiary belongs, participates or is otherwise involved and with whom Skyworks or any Skyworks Subsidiary has a Contract containing obligations for Skyworks or any Skyworks Subsidiary to grant, or to which Skyworks or any Skyworks Subsidiary has made any declaration that obligates Skyworks or any Skyworks Subsidiary to grant, any license, immunity or other right under any Skyworks Intellectual Property on RAND or FRAND terms.

“Skyworks Stock Plans” means the Skyworks Second Amended and Restated 2015 Long-Term Incentive Plan and the Skyworks Amended and Restated 2008 Director Long-Term Incentive Plan, in each case, as amended.

“Skyworks Superior Proposal” means a bona fide written Skyworks Acquisition Proposal that was not solicited in violation of Section 7.1 that, if consummated, would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (a) more than fifty percent (50%) of the outstanding shares of Skyworks Common Stock or (b) more than fifty percent (50%) of the assets of Skyworks and the Skyworks Subsidiaries taken as a whole, in either case, which the Skyworks Board determines in good faith (after consultation with its legal counsel and financial advisor): (i) to be reasonably likely to be consummated on the terms proposed if accepted; and (ii) if consummated, would result in a transaction more favorable to Skyworks’ stockholders from a financial point of view than the Mergers, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, any changes to the terms of this Agreement offered in writing by Qorvo in response to such Skyworks Acquisition Proposal, the identity of the Person making the Skyworks Acquisition Proposal, the anticipated timing, conditions and the ability of the Person making such Skyworks Acquisition Proposal to consummate the transactions contemplated by such Skyworks Acquisition Proposal, and that if such Skyworks Acquisition Proposal is to be financed, such financing is, at the time of the making of such Skyworks Acquisition Proposal, (i) fully committed or (ii) the Skyworks Board has determined in good faith that it is reasonably likely to be obtained prior to the consummation of such Skyworks Acquisition Proposal.

“Skyworks Termination Fee” means an amount, in cash, equal to $298,692,098.

“Skyworks Triggering Event” means: (i) a Change in Board Recommendation shall have occurred or been otherwise publicly disclosed by Skyworks or the Skyworks Board or its or their Representatives; (ii) Skyworks shall have failed to include in the Proxy Statement/Prospectus the Skyworks Board Recommendation; (iii) the Skyworks Board or any committee thereof shall have approved, endorsed or recommended any Skyworks Acquisition Proposal; (iv) Skyworks shall have entered into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Skyworks Acquisition Proposal, other than a customary confidentiality agreement expressly permitted in Section 7.1(b) of this Agreement, or any agreement or agreement in principle requiring Skyworks to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations under this Agreement; (v) a tender or exchange offer relating to securities of Skyworks shall have been commenced and Skyworks shall not have issued, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement recommending the rejection of such tender or exchange offer; and publicly reaffirming the Skyworks Board Recommendation; or (vi) Skyworks, any Skyworks Subsidiary or any of their Representatives shall have committed a material breach of any of their respective obligations under Section 7.1.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Qorvo Subsidiary or Skyworks Subsidiary, as the context requires, that owns assets that constitute or account for 10% or more of the consolidated net revenues, consolidated net income or consolidated assets of Qorvo or Skyworks, as applicable, and all of its Subsidiaries taken as a whole.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, and (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

“Source Code” means Software comprising computer programming code Software in human readable form, and excluding Object Code.

“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity or financial interests of such Entity.

“Superior Proposal” means, in the case of Qorvo, a Qorvo Superior Proposal and, in the case of Skyworks, a Skyworks Superior Proposal.

“Surviving Corporation Common Stock” means the common stock, par value $0.01 per share, of the Surviving Corporation.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, or ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax or other tax of any kind whatsoever), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Technology” means all tangible items constituting, disclosing or embodying any or all of the following: technology, technical information, know how, works of authorship, trade secrets, inventions (whether or not patented or patentable), show how, techniques, design rules, algorithms, routines, models, methodologies, Software (whether Source Code or Object Code), files, compilations, including any and all data and collections of data, databases, prototypes, schematics, netlists, test methodologies, development tools and all related user documentation.

“Transfer Regulations” means (i) any regulation implementing the Acquired Rights Directive 2001/23/EC, (ii) the United Kingdom Transfer of Undertaking (Protection of Employment) Regulations 2006 (as amended) and (iii) any equivalent automatic transfer regulations.

“U.S. Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or the HSR Act, and all other Laws of the United States or any state, city, municipality, territory or political subdivision thereof, including merger control Laws, prohibiting, limiting or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade or substantial lessening of competition.

ANNEX B

FORM OF REGISTRATION STATEMENT TAX REPRESENTATION LETTER

B-1